                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-42637

                         LIBERTY FINANCIAL CORPORATION
                        4201 WESTOWN PARKWAY, SUITE 320
                       WEST DES MOINES, IOWA 50266-6744
                                (515) 226-0500

                                                                 January 9, 1998


Dear Stockholder:

         You are invited to attend a special meeting of stockholders (the "Special Meeting") of Liberty Financial Corporation ("Liberty") to be held at 4201 Westown Parkway, Suite 320, West Des Moines, Iowa, on Wednesday, January 21, 1998 at 10:00 a.m., local time. Notice of the Special Meeting, a Prospectus/Proxy Statement and a Proxy Card are enclosed.

         The Special Meeting has been called in connection with the proposed acquisition of Liberty and its banking subsidiaries (the "Liberty Banks") by Commercial Federal Corporation ("Commercial") and its principal subsidiary, Commercial Federal Bank, a Federal Savings Bank (the "Bank"), respectively, in accordance with the Reorganization and Merger Agreement dated as of August 18, 1997 by and between Commercial and Liberty (the "Merger Agreement"). Pursuant to the Merger Agreement (1) Liberty will merge into Commercial and each outstanding share of Liberty's common stock will be converted into .459 shares of Commercial common stock (the "Acquisition Merger") and (2) the Liberty Banks will, following the Acquisition Merger, merge with and into the Bank (the "Bank Mergers") (collectively with the Acquisition Merger, the "Merger").

         Following the Merger, Commercial will be the resulting holding company, and the Bank will be the resulting subsidiary institution. Consummation of the Merger is conditioned upon, among other things, receipt of all required regulatory approvals and approval by Liberty's stockholders.

         At the Special Meeting, stockholders of Liberty will consider and vote upon approval of the Acquisition Merger and the Merger Agreement. Your Board of Directors has approved the Merger Agreement, including the Acquisition Merger, and believes that the Acquisition Merger and the Merger Agreement are in the best interests of Liberty and its stockholders. Accordingly, your Board of Directors unanimously recommends that you vote FOR approval of the Acquisition Merger and the Merger Agreement.

         You are urged to read the accompanying Prospectus/Proxy Statement, which provides detailed information concerning the Merger and related matters.

         Your vote is important, regardless of the number of shares you own. ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE EVEN IF YOU CURRENTLY PLAN TO ATTEND THE SPECIAL MEETING. This will not prevent you from voting in person but will assure that your vote is counted if you are unable to attend the Special Meeting.

                                        Sincerely,


                                        /s/ Russell G. Olson
                                        Russell G. Olson
                                        President



         * PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME *

                         LIBERTY FINANCIAL CORPORATION
                        4201 WESTOWN PARKWAY, SUITE 320
                       WEST DES MOINES, IOWA 50266-6744
                                (515) 226-0500

                        ------------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON JANUARY 21, 1998

                        ------------------------------

         NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of Liberty Financial Corporation ("Liberty") will be held on Wednesday, January 21, 1998 at 10:00 a.m., at 4201 Westown Parkway, Suite 320, Wes Des Moines, Iowa, for the following purposes:

         (1) To approve the merger of Liberty into Commercial Federal Corporation ("Commercial"), with Commercial as the surviving corporation, pursuant to which each outstanding share of Liberty's common stock, $1.00 par value per share (the "Liberty Common Stock") will be converted into .459 shares of Commercial common stock, $.01 par value per share ("Commercial Common Stock") as set forth in the accompanying Prospectus/Proxy Statement (the "Acquisition Merger"), and to adopt the Reorganization and Merger Agreement by and between Commercial and Liberty dated as of August 18, 1997 (the "Merger Agreement"), which sets forth the terms and conditions of the Acquisition Merger and also provides for the subsequent merger of Liberty's banking subsidiaries (the "Liberty Banks") with and into Commercial Federal Bank, a Federal Savings Bank (the "Bank"), with the Bank as the surviving institution.

         (2) Such other business as may properly come before the Special Meeting or any adjournments thereof.

NOTE:    The Board of Directors of Liberty is not aware of any other business to come before the Special Meeting.

         The stockholders of Liberty have the statutory right to dissent from the Acquisition Merger and, if the Acquisition Merger is consummated, to receive payment in cash for the "fair value" of their shares of Liberty common stock upon strict compliance with the provisions of the Iowa Business Corporation Act ("IBCA"). A copy of Division XIII of the IBCA is attached to the Prospectus/Proxy Statement as Annex B.

         The Board of Directors of Liberty has fixed the close of business on January 9, 1998 as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting. Only stockholders of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting.

                             By Order of the Board of Directors,


                             /s/ Russell G. Olson
                             Russell G. Olson
                             President and Chief Executive Officer
West Des Moines, Iowa
January 9, 1998

--------------------------------------------------------------------------------
IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE SPECIAL MEETING, PLEASE DATE, SIGN AND COMPLETE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.
--------------------------------------------------------------------------------

          PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.

PROSPECTUS/PROXY STATEMENT

                    --------------------------------------
                        COMMERCIAL FEDERAL CORPORATION
                                  Prospectus
                    Up to 4,015,561 Shares of Common Stock
                           par value $0.01 per share
                    --------------------------------------

                    --------------------------------------
                         LIBERTY FINANCIAL CORPORATION
                                Proxy Statement
                       For Special Meeting of Stockholders
                        To be held on January 21, 1998

                    --------------------------------------


         This Prospectus/Proxy Statement is being furnished to the holders of the common stock, par value $1.00 per share ("Liberty Common Stock"), of Liberty Financial Corporation ("Liberty") in connection with the solicitation of proxies by Liberty's Board of Directors for use at a special meeting of stockholders (the "Special Meeting") to be held at 4201 Westown Parkway, Suite 320, West Des Moines, Iowa, on Wednesday, January 21, 1998 at 10:00 a.m., local time.

         The purposes of the Special Meeting and the matters to be acted upon are: (i) to consider and vote upon the proposed merger of Liberty into Commercial Federal Corporation ("Commercial"), with Commercial as the surviving corporation (the "Acquisition Merger"), in accordance with a Reorganization and Merger Agreement by and between Commercial and Liberty, dated as of August 18, 1997 (the "Merger Agreement"), which sets forth the terms and conditions of the Acquisition Merger and also provides for the subsequent merger of Liberty's banking subsidiaries (the "Liberty Banks") with and into the Bank; and (ii) to consider and vote upon such other business as may properly come before the Special Meeting or any adjournments thereof.

         Pursuant to the Merger Agreement, each share of Liberty Common Stock outstanding at the time of the Acquisition Merger (except for (i) shares held by Liberty stockholders who have properly perfected dissenters' rights of appraisal ("Dissenting Shares"); and (ii) shares held by Liberty or any of its subsidiaries, other than shares held in any 401(k) plan or in a fiduciary capacity) will be converted into the right to receive 0.459 shares of common stock, par value $0.01 per share (the "Commercial Common Stock"), of Commercial (such number of shares referred to as the "Exchange Ratio"). The shares of Commercial Common Stock and cash paid in lieu of fractional shares to be received by holders of Liberty Common Stock pursuant to the Merger Agreement are referred to herein as the "Merger Consideration."

         The Exchange Ratio and all per share data included herein with respect to Commercial have been adjusted to reflect a three-for-two stock split effected in the form of a 50% stock dividend declared by Commercial on November 17, 1997 and distributed on December 15, 1997 to stockholders of record as of November 28, 1997. Fractional shares resulting from the stock split were paid in cash.

         Commercial has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Commercial Common Stock to be issued upon consummation of the Acquisition Merger. See "Available Information." This Prospectus/Proxy Statement constitutes a prospectus of Commercial with respect to the issuance of shares of Commercial Common Stock to the stockholders of Liberty upon consummation of the Acquisition Merger.

         THE BOARD OF DIRECTORS OF LIBERTY BELIEVES THAT THE ACQUISITION MERGER IS IN THE BEST INTERESTS OF LIBERTY'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE ACQUISITION MERGER, INCLUDING THE MERGER AGREEMENT.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, THE FEDERAL RESERVE, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY STATE AGENCY, NOR HAS SUCH COMMISSION, OFFICE, CORPORATION OR AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

         This Prospectus/Proxy Statement and the accompanying proxy card are first being sent to the stockholders of Liberty on or about January 9, 1998.

         This Prospectus/Proxy Statement does not cover any resales of the Commercial Common Stock offered hereby to be received by the stockholders deemed to be affiliates of Commercial or Liberty upon consummation of the Merger. No person is authorized to make use of this Prospectus/Proxy Statement in connection with such resales, although such securities may be traded without the use of this Prospectus/Proxy Statement by those stockholders of Liberty not deemed to be affiliates of Commercial or Liberty.

        The date of this Prospectus/Proxy Statement is January 9, 1998.

                          PROSPECTUS/PROXY STATEMENT
                               TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
AVAILABLE INFORMATION...............................................................  1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.....................................  1

SUMMARY.............................................................................  3
The Special Meeting of Liberty Stockholders.........................................  3
The Parties to the Merger...........................................................  3
The Merger..........................................................................  5
Comparison of Stockholder Rights....................................................  7

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF COMMERCIAL FEDERAL CORPORATION........  8
Financial Condition Data and Capital Ratios.........................................  8
Operating Data......................................................................  9
Operating Ratios and Other Data..................................................... 10

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF
LIBERTY FINANCIAL CORPORATION....................................................... 11
Financial Condition and Capital Ratios.............................................. 11
Operating Data and Other Ratios..................................................... 12

UNAUDITED PRO FORMA COMBINED PER SHARE DATA......................................... 13

INFORMATION CONCERNING THE SPECIAL MEETING.......................................... 14
General............................................................................. 14
Solicitation, Voting and Revocability of Proxies.................................... 14

THE MERGER.......................................................................... 15
General............................................................................. 15
Background of the Merger............................................................ 15
Reasons for the Merger and Recommendation of the Liberty Board of Directors......... 16
Financial Advisor................................................................... 17
Conversion of Liberty Common Stock.................................................. 17
Dissenters' Rights of Appraisal..................................................... 19
Voting Agreements................................................................... 20
The Bank Mergers.................................................................... 20
Representations and Warranties...................................................... 21
Covenants Pending the Acquisition Merger............................................ 21
No Solicitation..................................................................... 24
Conditions to Consummation of the Merger............................................ 24
Amendment and Termination of the Merger Agreement................................... 26
Termination Fee..................................................................... 27
Required Regulatory Approvals....................................................... 28
Expenses............................................................................ 28

TABLE OF CONTENTS (continued)                                                       Page
                                                                                    ----
Closing; Merger Effective Times..................................................... 28
Employee Benefits after the Merger.................................................. 28
Interests of Certain Persons in the Merger.......................................... 28
Federal Income Tax Consequences..................................................... 29
Accounting Treatment................................................................ 31
Resale of Commercial Common Stock; Restrictions on Transfer......................... 31
New York Stock Exchange Listing..................................................... 31
Vote Required....................................................................... 31

COMMERCIAL FEDERAL CORPORATION...................................................... 32

LIBERTY FINANCIAL CORPORATION....................................................... 33

BUSINESS OF LIBERTY FINANCIAL CORPORATION........................................... 34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS........................................................... 40

REGULATION.......................................................................... 52

BENEFICIAL OWNERSHIP OF LIBERTY COMMON STOCK........................................ 58

COMMON STOCK PRICES AND DIVIDENDS................................................... 60

COMPARISON OF STOCKHOLDER RIGHTS.................................................... 61

LEGAL MATTERS....................................................................... 64

EXPERTS............................................................................. 65

INDEPENDENT ACCOUNTANTS............................................................. 65

OTHER MATTERS....................................................................... 65

INDEX TO FINANCIAL STATEMENTS
OF LIBERTY FINANCIAL CORPORATION.................................................... 66

ANNEX:

         Annex A -- Reorganization and Merger Agreement (excluding exhibits) Annex B -- Division XIII of the Iowa Business Corporation Act

         No person is authorized to give any information or make any representation other than as contained or incorporated in this Prospectus/Proxy Statement, and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus/Proxy Statement does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this Prospectus/Proxy Statement, or the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation. The information contained in this Prospectus/Proxy Statement speaks as of the date hereof unless otherwise specifically indicated. Information contained in this Prospectus/Proxy Statement regarding Commercial has been furnished by Commercial, and information herein regarding Liberty has been furnished by Liberty. Neither Commercial nor Liberty warrants the accuracy or completeness of information relating to the other party.


                             AVAILABLE INFORMATION

         Commercial has filed with the Commission the Registration Statement under the Securities Act relating to the shares of Commercial Common Stock to be issued in connection with the Acquisition Merger. This Prospectus/Proxy Statement does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information omitted may be obtained from the public reference facilities of the Commission or inspected and copied at the principal or regional offices of the Commission at the addresses listed below.

         Commercial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60601, and World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials also can be obtained from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information that have been filed electronically with the Commission may also be obtained from the Commission's Website, the address of which is http://www.sec.gov. In addition, Commercial's Common Stock is listed and traded on the New York Stock Exchange. Reports, proxy statements and other information regarding Commercial may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission by Commercial (File No. 1-11515) are hereby incorporated by reference in this Prospectus/Proxy Statement:

         (i) Commercial's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

         (ii) Commercial's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

         (iii) Commercial's Current Reports on Form 8-K dated August 18, 1997, September 2, 1997, September 11, 1997, November 18, 1997, December 8, 1997 and December 15, 1997; and

         (iv) the description of the Commercial Common Stock set forth at Item 1 of Commercial's registration statement on Form 8-A dated July 17, 1995.

         All documents subsequently filed by Commercial with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus/Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus/Proxy Statement, except as so modified or superseded.

         This Prospectus/Proxy Statement incorporates documents by reference relating to Commercial which are not presented herein or delivered herewith. These documents are available, without charge, upon request directed to Mr. Gary
L. Matter, Commercial's Corporate Secretary, 2120 South 72nd Street, Omaha, Nebraska 68124, telephone (402) 390-5176. In order to ensure timely delivery of any requested documents, the request should be made no later than the close of business on January 16, 1998.

                                    SUMMARY

         This summary does not purport to be complete and is qualified in its entirety by the more detailed information and definitions appearing elsewhere herein, the annexes hereto and documents incorporated by reference herein and the consolidated financial statements of Liberty, including the notes thereto, included in this Prospectus/Proxy Statement.


The Special Meeting of Liberty Stockholders

         The Special Meeting will be held on Wednesday, January 21, 1998 at 10:00 a.m. at 4201 Westown Parkway, Suite 320, Wes Des Moines, Iowa. At the Special Meeting, stockholders of Liberty will consider and vote upon proposals
(1) to approve the Acquisition Merger and the Merger Agreement; (2) to vote upon any other business which may be properly brought before the Special Meeting. Stockholders of record at the close of business on January 9, 1998 (the "Record Date") will be entitled to one vote for each share then so held. The presence, in person or by proxy, of a majority of the total number of outstanding shares of Liberty Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. The affirmative vote of the holders of at least a majority of the issued and outstanding shares of Liberty Common Stock is required to approve the Acquisition Merger and the Merger Agreement. The affirmative vote of a majority of the shares of Liberty Common Stock represented and voting at the Special Meeting is required to approve an adjournment of the Special Meeting. Liberty's directors have entered into Voting Agreements with Commercial and have agreed to vote all of the 8,657,114 shares of Liberty Common Stock beneficially owned by them as of the Record Date for approval of the Acquisition Merger and the Merger Agreement. See "The Merger --Voting Agreements."

         For additional information, see "Information Concerning the Special Meeting" herein.

The Parties to the Merger

         Commercial Federal Corporation. Commercial is a unitary non-diversified savings and loan holding company whose primary asset is the Bank, which is one of the largest depository institutions in the Midwest. At September 30, 1997, Commercial had total assets of $7.2 billion and total stockholders' equity of $444.3 million. Based upon total assets at that date, Commercial was the 13th largest publicly held thrift holding company in the United States. Commercial is a consumer-oriented financial institution that emphasizes single-family residential and construction real estate lending, consumer lending, commercial real estate lending, retail deposit activities, including demand deposit accounts, and mortgage banking. At November 30, 1997, Commercial operated 34 branch offices in Nebraska, 21 branch offices in greater metropolitan Denver, Colorado, 19 branch offices in Oklahoma, 27 branch offices in Kansas and seven branch offices in Iowa. Throughout its 110 year history, Commercial has emphasized customer service. To serve its customers, Commercial conducts loan origination activities through its 108 branch office network, loan offices of its wholly-owned mortgage banking subsidiary and a nationwide correspondent network of mortgage loan originators. Commercial also provides insurance and securities brokerage and other retail financial services.

         Commercial's strategy for growth emphasizes both internal and external growth. Operations focus on increasing deposits, including demand accounts, making loans (primarily single-family mortgage and consumer loans), community banking, and providing customers with a full array of financial products and a high level of customer service. As part of its long-term strategic plan, Commercial intends to expand its operations within its market areas either through direct marketing efforts aimed at increasing market share, branch expansions, or opening additional branches. Commercial's retail strategy will continue to be centered on attracting new customers and selling both new and existing customers multiple products and services. Additionally, Commercial will continue to build and leverage an infrastructure designed to increase fee and other income.

         Complementing its strategy of internal growth, Commercial continues to grow its present five-state franchise through an ongoing program of selective acquisitions of other financial institutions. Future acquisition candidates will be selected based on the extent to which the candidates can enhance Commercial's retail presence in new or underserved markets and complement Commercial's existing retail network.

         Commercial's principal executive offices are located at 2120 South 72nd Street, Omaha, Nebraska 68124, and its telephone number is (402) 554-9200.

         For additional information, see "Commercial Federal Corporation" herein.

         Liberty Financial Corporation. Liberty is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA") with its principal place of business at 4201 Westown Parkway, Suite 320, West Des Moines, Iowa 50266. As currently structured, Liberty was formed as the result of the merger and consolidation of eight bank holding companies (each owning a subsidiary bank listed below) effective December 31, 1996. Liberty currently owns seven bank subsidiaries and one savings and loan subsidiary (Liberty Bank & Trust, Johnston, Iowa), described below, each of which is wholly-owned with the exception of Liberty Bank & Trust, N.A., Pocahontas, which is 99.33 percent owned by Liberty. The following describes the bank subsidiaries of Liberty:

             Name and Location              Number of Branches
             -----------------              ------------------

             Liberty Bank & Trust,                   3
             Bloomfield, Iowa

             Liberty Bank & Trust,                   4
             Forest City, Iowa

             Liberty Bank & Trust,                   13
             Johnston, Iowa

             Liberty Bank & Trust,                   1
             Lake Mills, Iowa

             Liberty Bank & Trust,                   8
             Mason City, Iowa

             Liberty Bank & Trust, N.A.,             4
             Pocahontas, Iowa

             Liberty Bank & Trust,                   6
             Tuscon, Arizona

             Liberty Bank & Trust,                   3
             Woodbine, Iowa


         All bank subsidiaries are state banks, except for Liberty Bank & Trust, N.A., Pocahontas, which is a national bank. Liberty Bank & Trust, Johnston, Iowa is a federal savings bank.

         Liberty and its predecessor holding companies have grown by purchasing banks as well as by opening de novo locations. Liberty's 42 current branches consist of 20 de novo locations and 22 purchased locations. At September 30, 1997, Liberty and its consolidated subsidiaries had consolidated assets of approximately $644 million, consolidated deposits of approximately $557 million, and shareholders' equity of approximately $50 million.

         Through its 36 Iowa locations and six Arizona locations, Liberty's community-based branch network provides a broad range of commercial bank financial services to its business customers and a variety of consumer banking services to individual customers. The commercial bank financial services offered include line of credit facilities, accounts receivable, inventory and other working capital financing, sales and equipment financing, real estate and interim construction financing and cash management services. Liberty serves its many agricultural customers by providing loans to farmers and agricultural businesses for crop production, equipment, and cattle feeding programs. Liberty also offers a full range of consumer services, including mortgage, installment and home improvement loans, checking accounts, various savings account and certificate of deposit programs, trust services, safe deposit facilities, credit card accounts, and additionally offers customers a variety of fiduciary services.

         Liberty's principal executive offices are located at 4201 Westown Parkway, Suite 320, West Des Moines, Iowa 50266-6744, and its telephone number at that address is (515) 226-0500.

         For additional information, see "Liberty Financial Corporation," "Business of Liberty Financial Corporation" and the Consolidated Financial Statements of Liberty included elsewhere herein.

The Merger

         General. The Merger Agreement provides for the acquisition of Liberty by Commercial, and the subsequent merger of the Liberty Banks with and into the Bank, as follows: (i) Liberty will merge into Commercial, with Commercial as the surviving corporation, pursuant to which the outstanding shares of Liberty Common Stock (except for (a) Dissenting Shares and (b) shares of Liberty Common Stock held by Liberty or any of its subsidiaries (other than shares held in any 401(k) plan or in a fiduciary capacity)) will be converted into .459 shares of Commercial Common Stock (subject to possible adjustment in the event of stock splits, stock dividends or similar transactions) (the "Exchange Ratio"); and
(ii) the Liberty Banks will, following the Acquisition Merger, merge into the Bank, with the Bank as the surviving institution (the "Bank Mergers") (collectively with the Acquisition Merger, the "Merger").

         The Exchange Ratio and all per share data included herein with respect to Commercial have been adjusted to reflect a three-for-two stock split effected in the form of a 50% stock dividend declared by Commercial on November 17, 1997 and distributed on December 15, 1997 to stockholders of record as of November 28, 1997. Fractional shares resulting from the stock split were paid in cash.

         Recommendation of the Board of Directors; Reasons for the Merger. At a meeting held on August 14, 1997, the Board of Directors of Liberty (the "Liberty Board") unanimously adopted the Merger Agreement and approved the transactions contemplated thereby. The Liberty Board considered the Merger and the terms of the Merger Agreement, including the Merger Consideration, in light of economic, financial, legal, market and other factors and concluded that the Merger is in the best interests of Liberty and its stockholders.

         The Liberty Board believes that the Merger is in the best interests of Liberty and its stockholders and recommends that Liberty's stockholders vote FOR approval of the Merger Agreement and the Acquisition Merger. For additional information, see "The Merger -- General," "-- Background of the Merger" and "-- Reasons for the Merger and Recommendation of the Liberty Board of Directors" herein and the Merger Agreement attached as Annex A hereto.

         Exchange of Stock Certificates. Prior to the Acquisition Merger Effective Time, Commercial will appoint an exchange agent (the "Exchange Agent") to effect the exchange of stock certificates in connection with the Acquisition Merger. As soon as practicable after the Acquisition Merger Effective Time, the Exchange Agent will send a notice and letter of transmittal to each Liberty stockholder of record at such date advising such stockholder of the effectiveness of the Acquisition Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Liberty Common Stock in exchange for new certificates of Commercial Common Stock and cash in lieu of fractional shares. Promptly following receipt of such notice and transmittal form, holders of Liberty Common Stock certificates should surrender their certificates in accordance with the specified procedures. Upon surrender, each Liberty Common Stock certificate will be canceled. See "The Merger -- Conversion of Liberty Common Stock -- Exchange of Liberty Stock Certificates."

         Dissenters' Appraisal Rights. Under the provisions of Iowa law, stockholders of Liberty who object to the Acquisition Merger have the statutory right to demand payment of the "fair value" of their Liberty Common Stock in cash. To perfect this right, a Liberty stockholder must (i) not vote his or her shares in favor of the Merger Agreement and the Acquisition Merger at the Special Meeting and (ii) must take such action as is required by the provisions of Part B of Division XIII of the Iowa Business Corporation Act ("IBCA"), including delivering written notice of objection to Liberty prior to the vote on the Merger Agreement and the Acquisition Merger at the Special Meeting. Commercial has conditioned its obligation to consummate the Acquisition Merger on, among other items, no Liberty stockholders having elected their dissenter and appraisal rights. See "The Merger -- Dissenters' Rights of Appraisal" and Annex B hereto.

         Voting Agreements. Concurrent with the execution of the Merger Agreement, the directors of Liberty entered into agreements with Commercial (the "Voting Agreements") to vote their shares of Liberty Common Stock in favor of the Merger Agreement and the Acquisition Merger. Such Voting Agreements cover the shares of Liberty Common Stock beneficially owned by the directors of Liberty as of August 18, 1997 as well as any shares subsequently acquired. A total of 8,657,114 shares of Liberty Common Stock (a total of 98.96% of the shares outstanding as of the Record Date) are covered by the Voting Agreements. See "The Merger -- Voting Agreements."

         Required Regulatory Approvals. The Merger is subject to the approval of the Office of Thrift Supervision (the "OTS"), the Office of the Comptroller of the Currency (the "OCC"), the Superintendent of Banking of Iowa and the Superintendent of Banking of Arizona. Following such approvals of the Merger, the U.S. Department of Justice (the "DOJ") may review the Merger and raise objections on antitrust grounds, though objections on such grounds are not expected. Receipt of all requisite regulatory approvals is a condition to the obligations of the Parties to effect the Acquisition Merger. For additional information, see "The Merger -- Required Regulatory Approvals" herein.

         Conditions to the Merger. The obligations of Commercial and Liberty to effect the Acquisition Merger are jointly subject to a number of conditions including, among other things, the receipt of Liberty stockholder and regulatory approval of the Acquisition Merger and the Bank Mergers and receipt of an opinion with respect to the tax effects of the Merger. For additional information, see "The Merger -- Conditions to Consummation of the Merger" herein.

         Termination of the Merger. The Merger Agreement may be terminated at any time before the Acquisition Merger Effective Time, whether before or after approval by Liberty stockholders, in a number of circumstances, including: (i) by mutual consent of the parties; (ii) at the election of either party, if the closing of the Merger shall not have occurred on or before May 31, 1998; (iii) by either party upon the occurrence of an event which renders satisfaction of one or more of the conditions to the obligations of the other party impossible;
(iv) by Liberty at any time during the three business days immediately following the end of the Determination Period (as defined below) if the "Average NYSE Closing Price" (as defined herein) is below certain levels as described herein. In the event the Merger Agreement is terminated by Liberty and, prior to such termination, a "Termination Event" (as such term is defined herein) has occurred (except if such termination is due to the noncompliance of Commercial or the Bank with their conditions under the Merger Agreement), Liberty will be obligated to pay a termination fee in the amount of $3.0 million. For additional information, see "The Merger -- Amendment or Termination of the Merger Agreement" and " -- Termination Fee".

         No Solicitation. The Merger Agreement provides that Liberty will not authorize or permit any representative of Liberty or any subsidiary to initiate contact with any person or entity in an effort to solicit, initiate or encourage any "takeover proposal" (generally, any bona fide proposal other than as contemplated by the Merger Agreement, for a merger or other business combination involving Liberty or any Liberty Bank, for the acquisition of a 10.0% or greater equity interest in Liberty or any Liberty Bank or for the acquisition of a substantial portion of the assets of Liberty or any Liberty Bank). In addition, Liberty may not (or authorize any representative to): (i) cooperate with, or furnish, or cause to be furnished, any non-public information concerning Liberty's business, properties or assets to any person or entity in connection with any takeover proposal; (ii) negotiate any takeover proposal with any person or entity; or (iii) enter into any agreement, letter of intent or agreement in principle as to any takeover proposal.

         Interests of Certain Persons in the Merger. Certain members of Liberty's management and Board of Directors have interests in the Acquisition Merger in addition to their interests as stockholders of Liberty generally. Those interests relate to, among other things, a seat on Commercial's Board of Directors and provisions in the Merger Agreement regarding indemnification and director and officer insurance information.

         For additional information, see "The Merger -- Interests of Certain Persons in the Merger" herein.

         Federal Income Tax Consequences. Commercial and Liberty will rely upon an opinion of Deloitte & Touche LLP , tax advisor to Commercial, to the effect that, among other things, (i) the Acquisition Merger should be treated for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) the gain, if any, to be realized by a Liberty stockholder who receives Commercial Common Stock and cash in lieu of fractional shares in exchange for Liberty Common Stock should be recognized, but not in excess of the amount of cash received. For additional information, see "The Merger -- Federal Income Tax Consequences" herein.

         Accounting Treatment. Commercial expects the Merger to be accounted for as a pooling of interests, under which the recorded assets and liabilities of Commercial and Liberty will be carried forward to the surviving corporation in the Merger (Commercial) at their recorded amounts; income of the surviving corporation will include income of Commercial and Liberty for the entire fiscal year in which the Merger occurs; and the reported revenues and expenses of Commercial and Liberty for all prior periods presented will be combined and restated as revenues and expenses of the surviving corporation (Commercial). See "The Merger -- Accounting Treatment."

Comparison of Stockholder Rights

         Upon consummation of the Acquisition Merger, holders of Liberty Common Stock, whose rights are presently governed by Iowa law and Liberty's Articles of Incorporation and Bylaws, will become stockholders of Commercial, a Nebraska corporation. Accordingly, their rights will be governed by Nebraska law and by the Articles of Incorporation and Bylaws of Commercial. Certain differences arise from the differences between Iowa and Nebraska corporate law, between the Articles of Incorporation and Bylaws of Liberty and the Articles of Incorporation and Bylaws of Commercial, including, among other things, the number of authorized shares of common stock, the calling of special meetings of stockholders, cumulative voting in the election of directors, the number and term of directors, advance notice requirements for nominations of directors and presentation of new business at annual or special meetings of stockholders, limitations on acquisitions of common stock, approval requirements for mergers, consolidations, sales of substantially all assets and dissolutions, limitations on directors' liability and amendment of corporate governing documents. In addition, Commercial has in effect a shareholder rights plan. For additional information, see "Comparison of Stockholder Rights" herein.

                 SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF
                        COMMERCIAL FEDERAL CORPORATION

         The following summary consolidated financial data of Commercial is as of and for the years ended June 30, 1997, 1996, 1995, 1994 and 1993. This information has been derived from and should be read in conjunction with Commercial's Consolidated Financial Statements and the Notes thereto, as well as the information under the caption "Selected Consolidated Financial Data" contained in Commercial's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, which is incorporated herein by reference. The following summary consolidated interim financial data for the three months ended September 30, 1997 and 1996 has been derived from unaudited consolidated interim financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments), considered necessary for a fair presentation. The summary consolidated financial data for the three months ended September 30, 1997 and 1996 should be read in conjunction with Commercial's unaudited Consolidated Financial Statements and the Notes thereto for the three months ended September 30, 1997 and 1996 included in Commercial's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, which is incorporated herein by reference. The consolidated financial data for the three months ended September 30, 1997 is not necessarily indicative of the operating results to be expected for the entire fiscal year. On November 17, 1997, the Board of Directors of Commercial authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend to stockholders of record on November 28, 1997. Par value remained at $.01 per share. The stock dividend was distributed on December 15, 1997. Fractional shares resulting from the stock split were paid in cash. All per share data and stock prices for all periods presented in this Prospectus/Proxy Statement have been adjusted on a retroactive basis to reflect the effect of this three-for-two stock split.

Financial Condition Data and Capital Ratios:


                                                        At                   At June 30,
                                                   September 30, ----------------------------------
                                                       1997              1997              1996
                                                   --------------        ------            ------
                                                   (Dollars in thousands, except per share data)

Total assets.....................................  $  7,207,143       $ 7,096,665       $ 6,607,670
Investment securities (1)........................       472,164           399,057           253,043
Mortgage-backed securities (2)...................     1,034,615         1,025,763         1,180,046
Loans receivable, net (3)........................     5,291,820         5,258,739         4,813,164
Goodwill and core value of deposits..............        46,631            48,178            40,734
Deposits.........................................     4,258,902         4,378,919         4,304,576
Advances from Federal Home Loan Bank.............     1,715,312         1,415,506         1,350,290
Securities sold under agreements to repurchase..        564,294           639,294           380,755
Other borrowings.................................       103,900           128,982            58,546
Stockholders' equity.............................       444,273           426,106           413,277
Book value per common share (4)..................         13.72             13.18             12.17
Tangible book value per common share (4)(5)......         12.28             11.69             10.97
Regulatory capital ratios of the Bank:
  Tangible capital...............................          6.44%             6.31%             6.18%
  Core capital (Tier 1 capital)..................          6.59%             6.47%             6.41%
  Risk-based capital:
      Tier 1 capital.............................         12.91%            12.79%            12.56%
      Total capital..............................         13.92%            13.81%            13.62%
Principal balance of loans serviced for others...     5,880,800         5,951,800         5,869,800


                                                                              At June 30,
                                                      ------------------------------------------------
                                                        1995              1994              1993
                                                       ------            ------            ------
                                                      (Dollars in thousands, except per share data)
Total assets.....................................      $ 6,569,579       $ 5,982,307         $5,262,336
Investment securities (1)........................          300,481           290,807            254,889
Mortgage-backed securities (2)...................        1,364,907         1,350,402            952,539
Loans receivable, net (3)........................        4,540,692         3,970,626          3,655,740
Goodwill and core value of deposits..............           37,263            67,661             87,946
Deposits.........................................        4,011,323         3,675,825          2,731,127
Advances from Federal Home Loan Bank.............        1,787,352         1,625,456          1,868,779
Securities sold under agreements to repurchase...          208,373           157,432            154,862
Other borrowings.................................           65,303            66,640             76,966
Stockholders' equity.............................          337,614           304,568            297,848
Book value per common share (4)..................            10.51              9.56               9.46
Tangible book value per common share (4)(5)......             9.35              7.44               6.66
Regulatory capital ratios of the Bank:
  Tangible capital...............................             5.16%             4.69%              4.62%
  Core capital (Tier 1 capital)..................             5.47%             5.53%              5.93%
  Risk-based capital:
      Tier 1 capital.............................            12.02%            12.18%             11.93%
      Total capital..............................            13.12%            13.16%             12.81%
Principal balance of loans serviced for others...        5,151,100         4,635,945          4,327,354

------------
(1) Includes investment securities available for sale totaling $98.4 million, $19.9 million, $9.9 million, $3.0 million, $5.4 million and $1.3 million, respectively at September 30, 1997 and June 30, 1997, 1996, 1995, 1994 and 1993.
(2) Includes mortgage-backed securities available for sale totaling $231.5 million, $195.8 million, $263.2 million, $37.0 million, $45.0 million and $41.3 million, respectively, at September 30, 1997 and June 30, 1997, 1996, 1995, 1994 and 1993.
(3) Includes loans held for sale totaling $92.0 million, $68.7 million, $89.4 million, $113.4 million, $187.7 million and $171.8 million, respectively, at September 30, 1997 and June 30, 1997, 1996, 1995, 1994 and 1993.
(4) On November 17, 1997, the Board of Directors of Commercial authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend to stockholders of record on November 28, 1997. Par value remained at $.01 per share. The stock dividend was distributed on December 15, 1997. Fractional shares resulting from the stock split were paid in cash. All per share data and stock prices for all periods presented have been adjusted on a retroactive basis to reflect the effect of this three-for-two stock split.
(5) Calculated by dividing stockholders' equity, reduced by the amount of goodwill and core value of deposits, by the number of shares of common stock outstanding at the respective dates.

                        COMMERCIAL FEDERAL CORPORATION
Operating Data:

                                                         Three Months Ended
                                                            September 30,                   Year Ended June 30,
                                                     ------------------------            ------------------------
                                                       1997            1996                1997            1996
                                                     --------        --------            --------        --------
                                                                                          (Dollars in thousands,
                                                                                          except per share data)

Interest income...............................      $  132,352      $  122,786          $  505,050      $  491,092
Interest expense..............................          89,350          82,494             337,047         328,317
                                                    ----------      ----------          ----------      ----------
Net interest income...........................          43,002          40,292             168,003         162,775
Provision for loan losses.....................          (2,100)         (1,658)             (8,121)         (6,107)
Loan servicing fees...........................           7,772           7,327              30,350          27,891
Retail fees and charges.......................           4,367           3,923              16,114          12,747
Real estate operations........................            (174)            216               1,016             172
Gain (loss) on sales of loans.................             232             105                 386             164
Gain (loss) on sales of investment
  securities, net.............................              --              --                 390             253
Gain on sale of loan servicing rights.........             355              --                  --             452
Other operating income........................           3,566           2,032              10,223           7,967
General and administrative expenses...........          29,105          29,322             112,931         114,517
Federal deposit insurance special assessment..              --          27,062              27,062              --
Amortization of goodwill and core value of
  deposits....................................           1,547           2,385               9,855           9,529
Valuation adjustment and accelerated
  amortization of goodwill....................              --              --                  --              --
                                                    ----------      ----------          ----------      ----------
Income (loss) before income taxes,
  extraordinary items and cumulative effects
  of changes in accounting principles.........          26,368          (6,532)             68,513          82,268
Provision (benefit) for income taxes..........           9,260          (2,482)             23,836          26,962
                                                    ----------      ----------          ----------      ----------
Income (loss) before extraordinary items
  and cumulative effects of changes in
  accounting principles.......................          17,108          (4,050)             44,677          55,306
Extraordinary items (1).......................              --              --                (583)             --
Cumulative effects of changes in accounting
  principles (2)..............................              --              --                  --              --
                                                    ----------      ----------          ----------      ----------
Net income (loss).............................      $   17,108      $   (4,050)         $   44,094      $   55,306
                                                    ==========      ==========          ==========      ==========

Earnings per share (fully diluted) (3):
  Income (loss) before extraordinary
    items and cumulative effects of
    changes in accounting principles..........      $      .52      $     (.12)         $     1.36      $     1.65
  Extraordinary items (1).....................              --              --                (.02)             --
  Cumulative effects of changes in accounting
    principles (2)............................              --              --                  --              --
                                                    ----------      ----------          ----------      ----------
  Net income (loss)...........................      $      .52      $     (.12)         $     1.34      $     1.65
                                                    ==========      ==========          ==========      ==========
Dividends declared per common share (3).......      $     .047      $     .045          $     .185      $     .178
                                                    ==========      ==========          ==========      ==========
Weighted average common shares outstanding
  (fully diluted) (3).........................      32,997,937      33,214,825          32,881,971      33,417,702
                                                    ==========      ==========          ==========      ==========


                                                                 Year Ended June 30,
                                                     ----------------------------------------
                                                       1995            1994            1993
                                                     --------        --------        --------
                                                   (Dollars in thousands, except per share data)

Interest income...............................      $  454,368      $  393,854      $  404,628
Interest expense..............................         304,526         256,102         276,584
                                                    ----------      ----------      ----------
Net interest income...........................         149,842         137,752         128,044
Provision for loan losses.....................          (6,408)         (6,248)         (6,185)
Loan servicing fees...........................          24,731          22,227          18,776
Retail fees and charges.......................           9,547           9,155           7,874
Real estate operations........................           1,490          (1,449)         (5,243)
Gain (loss) on sales of loans.................          (1,695)          1,433           1,194
Gain (loss) on sales of investment
  securities, net.............................             (41)            220            (231)
Gain on sale of loan servicing rights.........           3,519           5,929           6,903
Other operating income........................           7,515           7,178           5,169
General and administrative expenses...........         102,554          94,115          89,560
Federal deposit insurance special assessment..              --              --              --
Amortization of goodwill and core value of
  deposits....................................          10,262          14,131          10,544
Valuation adjustment and accelerated
  amortization of goodwill....................          21,357          52,703              --
                                                    ----------      ----------      ----------
Income (loss) before income taxes,
  extraordinary items and cumulative effects
  of changes in accounting principles.........          54,327          15,248          56,197
Provision (benefit) for income taxes..........          23,146          16,875          22,081
                                                    ----------      ----------      ----------
Income (loss) before extraordinary items
  and cumulative effects of changes
  in accounting principles....................          31,181          (1,627)         34,116
Extraordinary items (1).......................              --              --              --
Cumulative effects of changes in accounting
  principles (2)..............................              --           6,597              --
                                                    ----------      ----------      ----------
Net income (loss).............................      $   31,181      $    4,970      $   34,116
                                                    ==========      ==========      ==========

Earnings per share (fully diluted) (3):
  Income (loss) before extraordinary items
    and cumulative effects of changes in
    accounting principles.....................      $      .96      $     (.05)     $     1.08
  Extraordinary items (1).....................              --              --              --
  Cumulative effects of changes in accounting
    principles (2)............................              --             .20              --
                                                    ----------      ----------      ----------
  Net income (loss)...........................      $      .96      $      .15      $     1.08
                                                    ==========      ==========      ==========
Dividends declared per common share (3).......      $       --      $       --      $       --
                                                    ==========      ==========      ==========
Weighted average common shares outstanding
  (fully diluted) (3).........................      32,437,468      32,262,850      31,684,542
                                                    ==========      ==========      ==========

                      (Table continued on following page)

                                                COMMERCIAL FEDERAL CORPORATION

                                               Three Months Ended
                                                  September 30,                 Year Ended June 30,
                                             -----------------------          ------------------------
                                               1997           1996              1997            1996
                                             --------       --------          --------        --------
                                                   (Dollars in thousands, except per share data)
Operating Ratios and Other Data:
  Net interest rate spread during period....   2.36%          2.40%             2.39%           2.34%
  Net yield on interest-earning assets......   2.52%          2.54%             2.57%           2.58%
  Return on average assets (4)..............    .96%            NM               .65%            .84%
  Return on average equity (4)..............   15.83%           NM             11.04%          14.74%
  Dividend payout ratio (5)   ..............   8.97%            NM             13.78%          10.75%
  Total number of branches at end of period.    107             98               107              98

                                                             Year Ended June 30,
                                                   1995            1994            1993
                                                 --------        --------        --------
                                               (Dollars in thousands, except per share data)
Operating Ratios and Other Data:
  Net interest rate spread during period....       2.26%           2.43%            2.57%
  Net yield on interest-earning assets......       2.46%           2.59%            2.65%
  Return on average assets (4)..............        .49%            .09%             .67%
  Return on average equity (4)..............       9.98%           1.54%           12.39%
  Dividend payout ratio (5)   ..............         --              --               --
  Total number of branches at end of period.         89              73               55


(1) Represents the loss on early retirement of debt, net of income tax benefits.

(2) Represents the cumulative effect of the change in the method of accounting for income taxes less the cumulative effect of the changes in accounting for postretirement benefits, net of income tax benefit.

(3) On November 17, 1997, the Board of Directors of Commercial authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend to stockholders of record on November 28, 1997. Par value remained at $.01 per share. The stock dividend was distributed on December 15, 1997. Fractional shares resulting from the stock split were paid in cash. All per share data and stock prices for all periods presented have been adjusted on a retroactive basis to reflect the effect of this three-for-two stock split.

(4) Based on the average daily balances during the three month periods ended September 30, 1997 and 1996 and fiscal years 1997, 1996, 1995 and 1994 and on average monthly balances for fiscal year 1993. Return on average assets
     (ROA) and return on average equity (ROE) for the three months ended September 30, 1996 are .90% and 15.23%, respectively, excluding the after-tax effect of the nonrecurring expenses totaling $17.3 million, $1.5 million and $103,000 associated with the Savings Association Insurance Fund special assessment, the repurchase of 2,812,725 shares of Commercial's common stock and the change in income taxes for tax bad debt reserves, respectively. ROA and ROE for fiscal year 1997 are .93% and 15.91%, respectively, excluding the after-tax effect of the nonrecurring expenses totaling $17.3 million, $1.5 million, $583,000 and $103,000, associated with the Savings Association Insurance Fund special assessment, the repurchase of 2,812,725 shares of Commercial's common stock, the loss on early retirement of debt and the change in income taxes for tax bad debt reserves, respectively. ROA and ROE for fiscal year 1996 are .90% and 15.68%, respectively, excluding the after-tax effect of the nonrecurring expenses totaling $2.9 million and $585,000 associated with Railroad Financial Corporation merger and the Corporation's 1995 proxy contest, respectively. ROA and ROE for fiscal year 1995 are .83% and 16.82%, respectively, excluding the accelerated amortization of goodwill totaling $21.4 million. ROA and ROE for fiscal year 1994 are .75% and 13.11%, respectively, excluding the after-tax effect of the intangible assets valuation adjustment and the cumulative effects of changes in accounting principles totaling $43.9 million and $6.6 million, respectively.

(5) Represents dividends declared per share divided by net income per share. Commercial established a quarterly common stock cash dividend policy on October 4, 1995, and paid its first dividend on October 31, 1995.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                       OF LIBERTY FINANCIAL CORPORATION

         The following summary financial data of Liberty is at and for the dates indicated. This information has been derived from and should be read in conjunction with Liberty's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus/Proxy Statement. Results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations for calendar year 1997.


                                       At                                     At December 31,
                                   September 30,        -----------------------------------------------------------
                                      1997               1996         1995         1994          1993         1992
                                   ----------           ------       ------       ------        ------       ------
                                                       (Dollars in thousands, except per share data)
Financial Condition Data
   and Capital Ratios:
   Securities....................   $ 74,494         $  97,479    $ 119,248     $101,411     $114,346     $  88,146
   Loans and leases..............    511,854           437,132      350,763      317,075      270,791       188,581
   Deposits......................    557,270           512,779      443,765      406,363      365,584       276,708
   Stockholders' equity..........     49,815            43,039       32,054       24,578       20,214        16,591
   Total assets..................    644,270           598,205      516,561      452,735      414,704       308,494

-------------------------------------------------------------------------------------------------------------------
Average Balances
   Securities....................   $ 87,479         $ 108,836    $ 105,643     $102,469     $116,761     $  95,760
   Loans and leases..............    467,278           392,961      342,069      298,008      215,701       162,577
   Deposits......................    463,751           413,791      370,026      335,472      280,884       227,260
   Stockholders' equity..........     43,245            37,560       29,083       23,082       18,403        15,106
   Total assets..................    614,494           542,496      482,900      425,032      361,599       278,744

-------------------------------------------------------------------------------------------------------------------
   Average stockholders' equity to
     average total assets........       7.04%             6.92%        6.02%        5.43%        5.09%         5.42%
   Leverage capital ratio........       6.70%             6.00%        6.06%        4.93%        4.18%         4.66%
   Book value....................   $   5.69         $    4.92    $    3.66     $   2.81     $   2.31     $    1.90

                                                  LIBERTY FINANCIAL CORPORATION

                                               Nine Months Ended
                                                 September 30,                            Years Ended December 31,
                                           ----------------------------------------------------------------------------------------
                                               1997         1996         1996         1995         1994         1993         1992
                                              ------       ------       ------       ------       ------       ------       -----
                                                                      (Dollars in thousands, except per share data)
Operating Data and Other Ratios:
   Interest income.......................  $  41,402     $ 34,422     $  47,521    $  40,868    $  32,580    $  26,175    $  22,552
   Interest expense......................     18,150       16,007        21,846       19,929       13,364       11,304       11,259
   Net interest income...................     23,252       18,415        25,675       20,939       19,216       14,871       11,293
   Net interest income - taxable -
      equivalent.........................     23,749       18,923        26,351       21,682       19,965       15,613       11,763
   Provision for loan and lease losses...      2,351          659         1,462          819          894          402          310
   Noninterest income....................      4,970        3,791         4,839        5,473        3,825        3,215        2,403
   Noninterest expenses..................     16,606       14,362        20,968       16,347       14,628       12,288        9,161
   Income before income taxes............      9,265        7,185         8,084        9,246        7,519        4,396        4,225
   Provision for income tax..............      2,962        2,653         3,249        2,977        2,508        1,698        1,359
   Net income............................      6,303        4,532         4,835        6,269        5,011        3,698        2,866
   Cash dividends........................         --          479           479           --           --           --           --

------------------------------------------------------------------------------------------------------------------------------------

Per Share Data
   Weighted average number of shares
      outstanding........................  8,748,500    8,748,500     8,748,500    8,748,500    8,748,500    8,748,500    8,748,500
   Net income............................   $   0.72     $   0.52      $   0.55     $   0.72     $   0.57     $   0.42     $   0.33
   Cash dividends........................   $     --     $   0.05      $   0.05     $     --     $     --     $     --     $     --

Financial Ratios
   Return on average total assets........       1.37%        1.04%         0.89%        1.30%        1.18%        1.02%        1.03%
   Return on average stockholders'
      equity............................       19.43%       14.96%        12.87%       21.56%       21.71%       20.10%       18.97%
   Efficiency ratio (1)..................      56.15%       61.15%        62.25%       57.92%       57.52%       60.59%       60.50%


-----------------
(1) Operating expenses (excluding other real estate owned expense and amortization of intangibles) as a percentage of net interest income, on a fully taxable-equivalent basis, and noninterest income (excluding gains or losses on securities transactions).

                  UNAUDITED PRO FORMA COMBINED PER SHARE DATA

         The following table presents selected per share data for Commercial and Liberty on a historical and pro forma combined basis as if the Acquisition Merger had been effective as of the dates or the beginning of the periods indicated.

         The Acquisition Merger is expected to be accounted for under the pooling of interests method, and pro forma data is derived in accordance with such method. Such pro forma equivalent per share amounts as to net income or loss from continuing operations, dividends and book value are computed by multiplying the pro forma combined amounts by the Exchange Ratio of .459.

         Historical information for Commercial and Liberty is derived from the respective consolidated financial statements incorporated by reference herein or included elsewhere herein. The pro forma results might not be indicative of the results that would have occurred if the Acquisition Merger had occurred at the beginning of the periods indicated or which may be obtained in the future. The information below should be read in conjunction with such historical consolidated financial statements of Commercial and Liberty.

         On November 17, 1997, the Board of Directors of Commercial authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend to stockholders of record on November 28, 1997. Par value remained at $.01 per share. The stock dividend was distributed on December 15, 1997. Fractional shares resulting from the stock split were paid in cash. All per share data and stock prices for all periods presented in this Prospectus/Proxy Statement have been adjusted on a retroactive basis to reflect the effect of this three-for-two stock split.

                                             Three Months Ended
                                                 September 30,                 Year Ended June 30,
                                         ----------------------------  ----------------------------------
                                          1997           1996           1997          1996           1995
                                         ------         ------         ------        ------         -----
                                                            (Unaudited)
Net income (loss) per common share:
  Commercial historical................  $  .52         $  (.12)       $  1.34       $  1.65        $  .96
  Liberty historical...................     .26             .16            .66           .72           .57
  Pro forma combined (1)...............     .52            (.07)          1.35          1.65           .99
  Liberty pro forma equivalent.........     .24            (.03)           .62           .76           .45

Dividends declared per common share:
  Commercial historical................     .047            .045           .185          .178           --
  Liberty historical...................       --              --             --            --           --
  Pro forma combined (1)...............     .042            .040           .162          .156           --
  Liberty pro forma equivalent.........     .019            .018           .074          .072           --

                                                       At                At
                                                  September 30,       June 30,
                                                      1997              1997
                                                     ------            -----
Book value per common share:
  Commercial historical................            $ 13.72            $ 13.18
  Liberty historical...................               5.69               4.70
  Pro forma combined (2)...............              13.58              12.85
  Liberty pro forma equivalent.........               6.23               5.90

---------------
(1) Per share data presented in the above table is based upon an Exchange Ratio of .459 and the issuance of 4,015,561 shares of Commercial Common Stock for the three month periods ended September 30, 1997 and 1996, and for the years ended June 30, 1997, 1996 and 1995.

(2) Pro forma combined book value per common share presented in the above table is based upon an Exchange Ratio of .459 and the issuance of 4,015,561 shares of Commercial Common Stock as of September 30, 1997 and as of June 30, 1997.

                  INFORMATION CONCERNING THE SPECIAL MEETING

General

         This Prospectus/Proxy Statement is being furnished as part of the solicitation of proxies by the Board of Directors of Liberty from holders of the outstanding shares of Liberty Common Stock as of the Record Date for use at the Special Meeting to be held on January 21, 1998, and any adjournments thereof. This Prospectus/Proxy Statement, and the accompanying proxy card, are first being mailed to stockholders of Liberty on or about January 9, 1998.

         The principal purpose of the Special Meeting is to consider and vote upon the approval of the Acquisition Merger, pursuant to which Liberty will merge into Commercial, and the Merger Agreement among Commercial and Liberty, which sets forth the terms and conditions of the Acquisition Merger and also provides for the Bank Merger. See "The Merger -- Conversion of Liberty Common Stock." The Merger is subject to certain conditions, including regulatory approval of the OTS.

         In addition to approval of the Acquisition Merger and the Merger Agreement, the stockholders of Liberty may be asked to approve a proposal to adjourn the Special Meeting if necessary to permit further solicitation of proxies in the event that there are not sufficient votes at the time of the Special Meeting to approve the Acquisition Merger and the Merger Agreement.

         In this Prospectus/Proxy Statement, the terms "Commercial" and "Liberty" refer to the parent corporation only or to both the parent corporation and its subsidiaries, depending on the context.

Solicitation, Voting and Revocability of Proxies

         The Board of Directors of Liberty has fixed the close of business on the Record Date for the determination of the Liberty stockholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of shares of Liberty Common Stock at the close of business on the Record Date will be entitled to vote at the Special Meeting, with each such share entitling its owner to one vote on all matters properly presented at the Special Meeting. On the Record Date, there were approximately 18 holders of record of the 8,748,501 shares of Liberty Common Stock then outstanding. The presence, in person or by proxy, of a majority of the total number of outstanding shares of Liberty Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be treated as shares present at the Special Meeting for purposes of determining the presence of a quorum. The affirmative vote of at least a majority of the outstanding shares of Liberty Common Stock is required to approve the Acquisition Merger and the Merger Agreement. The affirmative vote of a majority of the shares of Liberty Common Stock represented and voting at the Special Meeting is required to approve an adjournment of the Special Meeting. All of the directors of Liberty have entered into Voting Agreements with Commercial in which they agreed to vote all of the 8,657,114 shares of outstanding Liberty Common Stock beneficially owned by them as of the Record Date voted FOR approval of the Acquisition Merger and the Merger Agreement. See also "The Merger --Voting Agreements."

         If the accompanying proxy card is properly executed and returned to Liberty in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Executed but unmarked proxies will be voted FOR approval of the Acquisition Merger and the Merger Agreement. Except for procedural matters incident to the conduct of the Special Meeting, the Board of Directors of Liberty does not know of any matters other than those described in the Notice of Special Meeting that are to come before the Special Meeting. If any other matters are properly brought before the Special Meeting, the persons named in the Liberty proxy will vote the shares represented by such proxy on such matters as determined by a majority of Liberty's Board of Directors. Abstentions and broker non-votes will not be voted and, therefore, with respect to the proposal to approve the Acquisition Merger and the Merger Agreement, abstentions and broker non-votes will have the same effect as votes against approval of that proposal.

         The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. A stockholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Corporate Secretary of Liberty at its headquarters address or by attending the Special Meeting and voting in person.

         The cost of soliciting proxies for the Special Meeting will be borne by Liberty. In addition to use of the postal system, proxies may be solicited personally or by telephone or telecopy by directors, officers and employees of Liberty, who will not be specially compensated for such activities. Liberty will also request persons, firms and companies holding shares in their names or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners and will reimburse such holders for their reasonable expenses incurred in that connection.


                                  THE MERGER

    (Proposal 1 -- Approval of the Acquisition Merger and Merger Agreement)

         The following information with respect to the Merger, insofar as it relates to matters contained in the Merger Agreement, including the exhibits thereto, is qualified in its entirety by reference to the full text of such Merger Agreement, which is attached as Annex A to this Prospectus/Proxy Statement and is incorporated by reference herein.

General

         The Merger Agreement provides for the acquisition of Liberty by Commercial, and the subsequent merger of the Liberty Banks into the Bank, as follows: (i) Liberty will merge into Commercial, with Commercial as the surviving corporation, pursuant to which each outstanding Share of Liberty Common Stock would be converted into shares of Commercial Common Stock as set forth below (the "Acquisition Merger"); and (ii) the Liberty Banks will then merge into the Bank, with the Bank as the surviving institution (the "Bank Mergers") (collectively with the Acquisition Merger, the "Merger"). At the Acquisition Merger Effective Time, Liberty will have merged into Commercial. At the Bank Merger Effective Time, each of the Liberty Banks will have merged into the Bank, Commercial will be the resulting savings institution holding company, and the Bank will be the resulting subsidiary savings institution. It is anticipated that the Bank Merger Effective Time will occur immediately following the Acquisition Merger Effective Time. For additional information regarding the Merger, see the Merger Agreement, which is attached as Annex A hereto.

Background of the Merger

         Over the past several years Liberty has pursued its strategy as an independent financial services holding company. In response to a request from Liberty's Board of Directors, representatives of Donaldson, Lufkin, Jenrette Securities Corporation ("DLJ") made a presentation to the Liberty Board on February 25, 1997. In its presentation, DLJ reviewed Liberty's present position in the banking industry, the current merger and acquisition environment and an analysis of strategic alternatives available to Liberty, including remaining independent or pursuing a business combination at that time or in the future. At that meeting, the Liberty Board approved in concept a retainer agreement between Liberty and DLJ. Such an agreement was entered into March 6, 1997, engaging DLJ as Liberty's exclusive financial advisor to pursue the process of exploring potential strategic business combinations for Liberty.

         Commencing in early March 1997, DLJ contacted two bank holding companies to determine whether they had any preliminary interest in pursuing a merger with Liberty. During these discussions, Liberty made a limited amount of confidential information available to these companies. Neither of these bank holding companies submitted preliminary or nonbinding indications of interest to acquire Liberty.

         In early April, DLJ reported to Liberty on the status of the early discussions. At this meeting, DLJ discussed its strategy to more formally market Liberty through a Confidential Information Memorandum ("CIM"). The Board authorized DLJ to proceed in this effort and to expand the marketing process to a larger group. In the weeks following this informal board meeting, DLJ drafted a CIM.

         Commencing in late May, DLJ delivered the CIM to Commercial and other selected financial institutions, identified by Liberty and DLJ as potential strategic merger partners. Each institution was asked to submit an indication of interest regarding a potential strategic merger with Liberty. In response to Commercial's submission of an indication of interest to Liberty, during the week of July 21, 1997, officers and representatives of Commercial conducted due diligence of business and operations of Liberty at an off-site location in West Des Moines, Iowa. At the end of that week Liberty received from Commercial another preliminary indication of interest indicating a range of prices at which Commercial would be interested in acquiring Liberty. On August 7, 1997, officers and representatives of Liberty conducted due diligence of business and operations of Commercial at its headquarters location in Omaha, Nebraska. During the week of August 11, 1997, officers and representatives of Liberty and Commercial negotiated the terms and conditions of the definitive Merger Agreement and Voting Agreements with the four directors.

         On August 14, 1997, the Liberty Board again met with its financial and legal advisors. All board members were present in person. Members of management of Liberty reviewed with the board the results of Liberty's due diligence review of Commercial, and Liberty's legal counsel reviewed the terms of the Merger Agreement, and Voting Agreements. DLJ reviewed with the board the financial terms of the Merger Agreement. Following discussion, the Liberty Board concluded that the Merger Agreement was in the best interests of Liberty and its shareholders, and by unanimous vote of the directors, the Liberty Board approved the Merger Agreement.

         On August 18, 1997, Liberty and Commercial executed the Merger Agreement and the directors of Liberty executed and delivered the Voting Agreements and the Merger was publicly announced.

Reasons for the Merger and Recommendation of the Liberty Board of Directors

         In reaching its conclusion that the Merger Agreement is in the best interests of Liberty and its shareholders, the Liberty Board of Directors carefully considered a variety of factors. Among the factors considered were those described above and the following:

              (i) the financial terms of the proposed Merger, including the expectation that the Merger will be tax-free to Liberty stockholders, who will receive Commercial Common Stock which is traded on the NYSE;

              (ii) a comparison of the terms of the proposed Merger with comparable transactions in Iowa, the Midwest and nationwide;

              (iii) a review of the current operating environment for financial institutions, including, but not limited to the continued consolidation and increasing competition in the banking and financial services industries, the prospect for further changes in such industries and the importance of operational scale and financing resources to remain competitive in the long term to capitalize on the developing opportunities in these industries;

              (iv) an assessment that the combined company resulting from the Merger would better serve the convenience and needs of its customers and the communities it serves as a result of being a part of Commercial, thereby affording access to greater financial, managerial and technological resources and ability to offer an expanded range of potential products and services;

              (v) an assessment of the business, financial condition, cash flow, results of operations, as well as the business and operating philosophy of Commercial, and its future prospects;

              (vi) the review by the Liberty Board with its legal and financial advisors of the provisions of the Merger Agreement and the financial advice rendered by DLJ to the Liberty Board; and

              (vii) the effect of the Merger on Liberty's senior management and employees and communities served by Liberty, the compatibility of the management philosophies of Liberty and Commercial, and the ability to enhance operating efficiencies and revenue opportunities available to the combined institutions.

         While each member of the Liberty Board individually considered the foregoing and other factors, the Liberty Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The Liberty Board collectively made its determination with respect to the Merger based on the unanimous conclusions reached by its members, in light of the factors that each of them considered as appropriate, that the Merger is in the best interests of the Liberty stockholders.

         FOR THE REASONS SET FORTH ABOVE, THE LIBERTY BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS ADVISABLE AND IN THE BEST INTERESTS OF LIBERTY AND LIBERTY STOCKHOLDERS AND RECOMMENDS THAT THE STOCKHOLDERS OF LIBERTY VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.
---

Financial Advisor

         Liberty engaged DLJ as its financial advisor in connection with the Merger. Pursuant to the terms of a letter agreement dated March 6, 1997 (the "Engagement Letter"), for DLJ's services in connection with the Merger, Liberty
(i) has paid DLJ $100,000, and (ii) has agreed to pay DLJ an amount equal to 1.50% of the aggregate amount of consideration received by Liberty and/or its stockholders (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), less the amount paid by Liberty pursuant to clause (i) above. Because the aggregate consideration to be received by the holders of Liberty Common Stock is to be paid in the form of securities, the Engagement Letter provides that the value of such securities, for the purposes of calculating the fee payable to DLJ, will be determined by the last sale price for such securities on the last trading day thereof prior to consummation of the Merger. Such fee shall be payable in cash upon consummation of the Merger. Liberty has also agreed under the Engagement Letter to reimburse DLJ for all reasonable out-of-pocket expenses, including reasonable fees and expenses of legal counsel, and has agreed to indemnify DLJ against certain expenses and liabilities incurred in connection with its engagement, including liabilities under federal securities law.

         DLJ may, in the ordinary course of its business, actively trade securities of Commercial for its own account or for the accounts of customers and thus may hold long or short positions in such securities at any time.

Conversion of Liberty Common Stock

         Exchange Ratio. Each share of Liberty Common Stock issued and outstanding at the Acquisition Merger Effective Time (other than Dissenting Shares or shares owned or held by Liberty or its subsidiaries (excluding those shares in a 401(k) plan or held in a fiduciary capacity)) will be converted into and represent solely the right to receive .459 of a share of Commercial Common Stock, subject to adjustment if the holders of Commercial Common Stock will have or will become entitled to receive, without payment, during the period commencing on the date hereof and ending with the Acquisition Merger Effective Time, additional shares of common stock or other securities for their stock by way of a stock split, stock dividend, reclassification, combination of shares or similar corporate rearrangement, then the Exchange Ratio will be proportionally adjusted. In addition, the Average NYSE Closing Price, as defined below, will be proportionately adjusted to compensate for any such stock adjustment. The term "Average NYSE Closing Price" means the arithmetic mean of the closing price per share of Commercial Common Stock as reported on the NYSE for the 20 day period preceding the business day prior to the later of (a) the receipt of all federal and state approvals required to consummate the Merger, or (b) the date Liberty's stockholders approve the Acquisition Merger (the "Determination Period").

         Under certain circumstances, the Exchange Ratio could be adjusted upward pursuant to certain provisions of the Merger Agreement. The Merger Agreement provides that Liberty may elect to terminate the Merger Agreement during the three business day period commencing after the end of the Determination Period if both of the following conditions are met: (i) the Average NYSE Closing Price is less than $21.02; and (ii) the quotient obtained by dividing the Average NYSE Closing Price by the Starting Price is less than the Index Trigger (as defined below). If Liberty elects to exercise its right to terminate the Merger Agreement, it must give written notice of its intention no later than the end of the aforementioned three day period. During the two business day period immediately after Commercial's receipt of such notice, Commercial shall have the right to adust the Exchange Ratio to equal the quotient obtained by dividing (A) the product of $21.02 and the Exchange Ratio (as then in effect) by (B) the Average NYSE Closing Price. If Commercial so elects, it must give notice to Liberty and no termination of the Merger Agreement will be deemed to have occurred.

         For purposes of this provision, the term "Index Trigger" is defined as the quotient obtained by dividing the Index Price (as defined below) on the last day of the Determination Period by the Index Price on August 17, 1997 (the date immediately preceding the date of public announcement of the Merger Agreement) and subtracting .15 from the quotient. The "Starting Price" is defined as $26.27. "Index Price" is defined as the weighted average of the closing prices on the specified date of the common stocks of certain financial institutions specified in the Merger Agreement (the "Index Group").

         No Fractional Shares. No fractional shares of Commercial Common Stock will be issued in the Acquisition Merger. Instead, cash will be paid in lieu of any fractional share interests of Commercial Common Stock resulting from the Merger. No dividend or distribution with respect to Commercial Common Stock will be payable on or with respect to any fractional share interests, and no fractional share interest will entitle the owner thereof to vote or to any other rights of a stockholder of Commercial. The applicable cash value of each fractional share interest will be equal to the product of such fraction multiplied by the Average NYSE Closing Price for shares of Commercial Common Stock.

         Exchange of Liberty Stock Certificates. Prior to the Acquisition Merger Effective Time, Commercial will appoint an exchange agent (the "Exchange Agent") to effect the exchange of stock certificates in connection with the Acquisition Merger. As soon as practicable after the Acquisition Merger Effective Time, the Exchange Agent will send a notice and letter of transmittal to each Liberty stockholder of record at such date advising such stockholder of the effectiveness of the Acquisition Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Liberty Common Stock in exchange for new certificates of Commercial Common Stock and cash in lieu of fractional shares. Promptly following receipt of such notice and transmittal form, holders of Liberty Common Stock certificates should surrender their certificates in accordance with the specified procedures. Upon surrender, each Liberty Common Stock certificate will be canceled.

         Until surrendered, each outstanding certificate which, prior to the Acquisition Merger Effective Time represented outstanding shares of Liberty Common Stock (other than Dissenting Shares or shares owned or held by Liberty or its subsidiaries (excluding those shares in a 401(k) plan or held in a fiduciary capacity)) will be deemed for all corporate purposes to evidence the right to receive that number of shares of Commercial Common Stock into which such shares of Liberty Common Stock have been converted and the right to receive cash in lieu of fractional shares. Until such outstanding certificates representing Liberty are so surrendered, no dividend payable to holders of Commercial Common Stock as of any record date subsequent to the Acquisition Merger Effective Time will be paid to the holders of such certificates. However, upon surrender of such certificates, there will be paid to the record holder of the certificates of Commercial Common Stock issued in exchange therefor the amount of dividends that have become payable with respect to such shares of Commercial Common Stock along with the amount of cash, if any, payable to the holder in lieu of fractional shares. No interest will be paid with respect to such dividends or cash paid in lieu of fractional shares to be received in the Merger. After the Acquisition Merger Effective Time, there will be no further registration of transfers on the records of Liberty of outstanding certificates formerly representing shares of Liberty Common Stock and, if a certificate formerly representing such shares is presented to Commercial, it shall be forwarded to the Exchange Agent for cancellation and exchange for certificates representing shares of Commercial Common Stock as herein provided.

         If any new certificate for shares of Commercial Common Stock is to be issued in a name other than the name in which the surrendered certificate is registered, it will be a condition of the issuance that the certificate so surrendered is properly endorsed and otherwise in proper form for transfer and that the person requesting the issuance of such certificate either pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of the new certificate in a name other than the registered holder of the certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not owed. In the event any certificate for Liberty Common Stock has been lost, stolen or destroyed, the Exchange Agent will issue, in exchange for such last, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration; provided, however, that Commercial may in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Commercial, Liberty, the Exchange Agent or any other party.

         Holders of Liberty Common Stock should NOT surrender their certificates until they receive written instructions from the Exchange Agent.

Dissenters' Rights of Appraisal

         Under provisions of Division XIII of the IBCA and in accordance with the procedures set forth in Part B thereof, a copy of which is attached to this Prospectus/Proxy Statement as Annex B, any holder of record or beneficial holder of Liberty Common Stock has the right to dissent from the Merger and demand payment of the fair value of his or her shares in cash. Any stockholder who wishes to assert dissenters' rights must file a written notice of his or her intent to demand payment with Liberty, Attention: Russell G. Olson, President, 4201 Westown Parkway, Suite 320, West Des Moines, Iowa 50266-6744, before the vote on the Merger Agreement is taken at the Special Meeting and must refrain from voting in favor of the Merger Agreement. A PROXY OR VOTE AGAINST THE MERGER AGREEMENT WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS. Commercial has conditioned its obligation to consummate the Acquisition Merger on, among other items, no Liberty stockholders having elected their dissenter and appraisal rights.

         A record holder of Liberty Common Stock may assert dissenters' rights as to fewer than all shares registered in that stockholder's name only if the holder dissents with respect to all shares beneficially owned by any one person and notifies Liberty in writing of the name and address of each person on whose behalf the stockholder asserts dissenters' rights.

         A beneficial stockholder may assert dissenters' rights as to shares held on the stockholder's behalf only if, in addition to meeting the other requirements to dissent, the beneficial stockholder (i) submits to Liberty the record stockholder's written consent to the dissent not later than the time the beneficial stockholder asserts dissenters' rights and (ii) asserts dissenters' rights with respect to all shares of which such stockholder is the beneficial stockholder or over which that beneficial stockholder has power to direct the vote.

         If the Merger Agreement is approved by the requisite vote of holders of Liberty Common Stock, Liberty is required to send a notice to all dissenting stockholders containing a form for demanding payment and payment demand and certificate surrender information (the "Dissenters' Notice") within 10 days after such approval. The date (the "Payment Demand Date") specified by Liberty for receiving payment demand (the "Payment Demand") from dissenting stockholders will be not less than 30 nor more than 60 days after the date on which the Dissenters' Notice was sent. Upon receipt of the Dissenters' Notice, each dissenting stockholder must return his or her Payment Demand and certificates no later than the Payment Demand Date as provided in the notice and certify whether he or she acquired beneficial ownership of the shares prior to the first public announcement of the terms of the Merger on August 18, 1997.

         If the Acquisition Merger is effected within 60 days after the Payment Demand Date, Liberty will pay each dissenting stockholder who properly complied with the statutory requirements the amount that Liberty estimates to be the fair value of such dissenting stockholder's shares, plus accrued interest from the Acquisition Merger Effective Time.

         If the Acquisition Merger is not effected within 60 days of the Payment Demand Date, Liberty will return all deposited certificates to any dissenting stockholders. If the Acquisition Merger is thereafter effected, Liberty will send a new Dissenters' Notice within 10 days of effecting the Acquisition Merger and repeat the payment demand procedures.

         If any dissenter is dissatisfied with Liberty's payment or offer, as the case may be, such dissenting stockholder may notify Liberty in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due and demand payment of such amount. This demand must be made by the dissenting stockholder within 30 days after Liberty made or offered payment for the dissenter's shares. Liberty may either accept such dissenting stockholder's estimate of fair value or commence a proceeding in the Iowa District Court of West Des Moines County to determine the fair value of the shares of all dissenting stockholders whose own estimates of fair value are not accepted by Liberty.

         In the event any holder of Liberty Common Stock fails to perfect his or her rights to dissent by failing to comply strictly with the applicable statutory requirements, the stockholder will be bound by the terms of the Merger Agreement and will not be entitled to payment for his or her shares under the IBCA. Any holder of Liberty Common Stock who wishes to object to the transaction and demand payment in cash for his or her shares should consider consulting his or her own legal advisor.

         Because an executed proxy relating to Liberty Common Stock on which no voting direction is made will be voted at the Special Meeting in favor of the Merger Agreement, a dissenting stockholder who wishes to have his or her shares of Liberty Common Stock represented by proxy at the Special Meeting but preserve dissenters' rights must, in addition to the foregoing requirements, mark the proxy card either to vote against the Merger Agreement or to abstain from voting thereon.

         The foregoing, while a summary of all material provisions of Part B of Division XIII of the IBCA, is qualified in its entirety by reference to the text of such statutory provisions, which is set forth in Annex B herein.

Voting Agreements

         As a condition to Commercial entering into the Merger Agreement, the four directors of Liberty have entered into Voting Agreements with Commercial. Each Voting Agreement provides that the respective director will vote all of his shares of Liberty Common Stock beneficially owned in favor of the Merger Agreement and the Acquisition Merger, waiving all rights the party may have under Section 490.1302(1)(a) of the IBCA in connection with the Merger. The Voting Agreements prohibit the directors from voting their shares in favor of any merger or sale of all or substantially all of the assets of Liberty to any party other than Commercial and its affiliates, or from exercising dissenters' rights under the IBCA. Each Voting Agreement prohibits the sale, assignment or transfer of shares subject to the Voting Agreement. Each Voting Agreement provides that it will terminate upon the earlier of (i) the Acquisition Merger Effective Time, and (ii) the termination of the Merger Agreement.

         The total number of shares of Liberty Common Stock subject to the Voting Agreements is 8,657,114, or 98.96% of the total shares outstanding as of the Record Date and entitled to vote at the Special Meeting.

The Bank Mergers

         Following the Acquisition Merger, Liberty Banks will merge into the Bank, as a result of which the Bank will be the surviving institution. The Bank Mergers will be undertaken subject to and upon the terms and conditions contained in the Merger Agreement and in the Bank Plans of Merger between each of the Liberty Banks and the Bank. At the Bank Merger Effective Time, the shares of Liberty Banks' common stock issued and outstanding immediately prior thereto will be canceled and the shares of the common stock of the Bank outstanding immediately prior thereto will constitute the only outstanding shares of the common stock of the Bank following consummation of the Bank Merger, the Charter and Bylaws of the Bank in effect immediately before the Bank Mergers will be the Charter and Bylaws of the Bank immediately after the Bank Mergers, the current home office of the Bank will continue to be the home office of the Bank, and the former home office of Liberty Banks and all branch offices of the Bank and former branch offices of Liberty Banks will be branch offices of the Bank. Following the Bank Mergers, the Bank will continue to operate under the name "Commercial Federal Bank, a Federal Savings Bank." For additional information, see " -- Employee Benefits after the Merger" and " -- Interests of Certain Persons in the Merger."

Representations and Warranties

         Commercial and Liberty have given certain representations and warranties to each other in the Merger Agreement relating to, among other things, the following: the validity of their respective organizations and subsidiaries; capitalization; ownership of their subsidiaries; financial statements and other reports; the absence of any undisclosed material adverse change in their respective businesses, the accuracy, compliance and completeness of information contained in this Prospectus/Proxy Statement; brokers' and finders' fees; the absence of undisclosed material pending or threatened litigation; their compliance with applicable state and federal law; their authority with respect to the Merger Agreement and related matters; absence of any violation of a provision of their governing documents, regulation or material agreement as a result of the Merger Agreement and the transactions contemplated thereby; the veracity of the information furnished to each other; and certain agreements and instruments. Liberty has made additional representations to Commercial as to employment agreements and arrangements; employee benefits; its properties and assets; absence of any material contract defaults; tax matters; certain environmental matters; the loan portfolio and portfolio management; real estate loans and investments; derivatives contracts; insurance; and the Stockholder Agreement, dated August 6, 1996 by and among Liberty and its stockholders.

Covenants Pending the Acquisition Merger

         In the Merger Agreement, Commercial and Liberty have each agreed to use their respective best efforts, and to take all actions necessary or appropriate, to consummate the transactions contemplated by the Merger Agreement. Each party has also agreed to give to the other party and its respective representatives and agents full access (to the extent lawful) to all of the premises, books, records and employees of it and its subsidiaries at all reasonable times, and to furnish and cause their respective subsidiaries to furnish to the other party and its respective agents or representatives access to and true and complete copies of such financial and operating data and all documents with respect to matters to which reference is made in the Merger Agreement, provided that any such inspection must be conducted in such manner as not to interfere unreasonably with the operation of the business of the entity being inspected and does not affect any of the representations and warranties under the Merger Agreement. Both parties have also agreed to give prompt written notice to the other party of any event or development which, had it existed or been known on the date of the Merger Agreement, would have been required to be disclosed under the Merger Agreement, which would cause any of its representations and warranties contained therein to be inaccurate or otherwise materially misleading, or which materially relates to the satisfaction of the conditions set forth in the Merger Agreement.

         Pursuant to the Merger Agreement, Liberty has agreed that it and its subsidiaries, including the Liberty Banks, will conduct their business only in the ordinary course, and maintain their books and records in accordance with past practices and will refrain from taking any action that would (i) adversely affect the ability to obtain the Governmental Approvals or (ii) adversely affect Liberty's ability to perform its obligations under the Merger Agreement. Further, Liberty has agreed that it will not, without the prior written consent of Commercial: (i) declare, set aside or pay any dividend or make any other distribution with respect to the Liberty Common Stock; (ii) reacquire any shares of Liberty Common Stock; (iii) issue, sell or buy any shares of Liberty Common Stock or permit any of its subsidiaries to do so; (iv) effect any stock split, stock dividend or other reclassification of Liberty Common Stock; or (v) grant any options or issue any warrants exercisable for, or securities convertible or exchangeable into, common stock of Liberty or any Liberty subsidiary or grant any stock appreciation or other rights with respect to shares of common stock of Liberty or any of its subsidiaries; or (vi) make any additional awards after the date of the Merger Agreement pursuant to any phantom stock agreement.

         In addition, except as otherwise permitted by the Merger Agreement, neither Liberty nor any of its subsidiaries will, without the prior written consent of Commercial:

         (i) sell or dispose of any significant assets of Liberty or any of its subsidiaries other than in the ordinary course of business consistent with past practices;

         (ii) merge or consolidate Liberty or any of its subsidiaries with, or otherwise acquire any other entity, or file any application or make any contract with respect to branching by any Liberty subsidiary (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property (other than with respect to security interests in properties securing loans and properties acquired in settlement of loans in the ordinary course) or improvements to real property;

         (iii) change the articles of incorporation, charter documents or other governing instruments of Liberty or any of its subsidiaries, except as provided in the Merger Agreement;

         (iv) grant to any executive officer, director or employee of Liberty or any of its subsidiaries (a) any increase in annual compensation, except in a manner and amount consistent with past practice, or (b) any bonus type payment;

         (v) adopt any new or amend or terminate any existing employee benefit plan or benefit arrangements of any type, except as specifically contemplated in the Merger Agreement;

         (vi) authorize severance pay or other benefits for any officer, director or employee of Liberty or any of its subsidiaries, except in a manner and amount consistent with past practices as previously disclosed to Commercial;

         (vii) incur any material indebtedness or obligation or enter into or extend any material agreement or lease, except in the ordinary course of business consistent with past practices;

         (viii) engage in any lending activities other than in the ordinary course of business consistent with past practices;

         (ix) form any new subsidiary or cause or permit a material change in the activities presently conducted by any Liberty subsidiary or make additional investments in any subsidiary;

         (x) purchase any debt securities or derivative securities, including collateralized mortgage obligations ("CMOs") or real estate mortgage investment conduits products ("REMICs"), that are defined as "high risk mortgage securities" under OTS Thrift Bulletin No. 52 dated January 10, 1992, as revised, or purchase any derivatives contracts or structured notes;

         (xi)   purchase any equity securities;

         (xii) make any investment which would cause Liberty Bank & Trust, Johnston, Iowa to not be a qualified thrift lender under Section 10(m) of the Home Owners' Loan Act ("HOLA") or not to be a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code;

         (xiii) make any loan with a principal balance in excess of $1,000,000 or not in the ordinary course of business (even if less than $1,000,000 principal balance);

         (xiv) authorize capital expenditures other than in the ordinary course of business;

         (xv) adopt or implement any change in its accounting principles, practices or methods other than as may be required by generally accepted accounting principles ("GAAP"), or adopt or implement any change in its methods of accounting for federal income tax purposes;

         (xvi) make any loan in which participation interests therein are to be sold to other persons or entities other than to Liberty or any Liberty subsidiary or acquire a participation interest in a loan originated by another person or entity other than to Liberty or a Liberty subsidiary; or

         (xvii) commit to do any of the above.

         Liberty has further undertaken (i) to obtain approval of its shareholders of the Merger Agreement and the Acquisition Merger and related matters as soon as practicable, but in no event later than 45 days after the Registration Statement becomes effective; (ii) to recommend to its stockholders approval of the Acquisition Merger; (iii) to use its best efforts to obtain such approval; (iv) to use their best efforts to obtain the consent or approval of each person whose consent or approval will be required in order to permit Liberty and its subsidiaries to consummate the Acquisition Merger; (v) to use its best efforts to cause to be delivered to Commercial from each person who may be deemed to be an "affiliate" of Liberty within the meaning of Rule 145, a written letter agreement regarding the restrictions on resale of the shares of Commercial Common Stock to be received by such persons in the Acquisition Merger to ensure compliance with the applicable resale restrictions imposed under the federal securities laws and pooling of interests accounting requirements; (vi) to refrain from taking any action that would materially impede or delay consummation of the Acquisition Merger or the receipt of any regulatory approval from any governmental authority;: (vii) to refrain from taking any action that would prevent the Acquisition Merger from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code, or as a pooling of interests for accounting purposes; (viii) to refrain, without prior approval of Commercial, from making any press release, disclosure or statement to the press or any third party with respect to the transactions contemplated by the Merger Agreement, except as required by law; (ix) to cooperate when issuing or making any press release, disclosure or statement with respect to the transactions contemplated by the Merger Agreement, except as required by law; (x) to take all actions necessary or appropriate to consummate the Acquisition Merger and the other transactions contemplated the Merger Agreement at the earliest practicable date; (xi) to furnish to Commercial, as soon as reasonably practicable after they become publicly available, its statements of financial condition and related statements of operations for all periods prior to the closing of the Acquisition Merger, such statements to be prepared in accordance with GAAP applied on a consistent basis and present fairly the financial condition and results of operations of Liberty (subject in the case of unaudited financial statements, to (A) normal year-end adjustments, (B) any other adjustments described therein, and (C) the absence of notes which, if presented, would not differ materially from those included in its most recent consolidated balance sheet); (xii) to establish at the request of Commercial, prior to the Acquisition Merger Effective Time and in an amount specified by Commercial, such additional accruals and reserves ("Conforming Adjustments") as may be necessary in the sole determination of Commercial to conform Liberty's and its subsidiaries' accounting practices and policies as well as to conform their interest rate risk position to those of Commercial (as such accounting practices and policies are to be applied to Liberty and its subsidiaries from and after the Acquisition Merger Effective Time); provided, however, that Liberty and its subsidiaries will not be required to take such action until: (A) Liberty provides to Commercial a written statement dated the date of Closing certified by the Chairman of the Board, the President, and the Chief Financial Officer of Liberty, that the conditions to be satisfied by Liberty or its subsidiaries or both of them have been satisfied or, alternatively, setting forth in detail the circumstances that have prevented such conditions from being satisfied (the "Reliance Certificate") and Commercial provides to Liberty a Reliance Certificate relating to their performance of the conditions, (B) Commercial, after reviewing the Reliance Certificate, provides Liberty a written waiver of any right it may have to terminate the Merger Agreement which waiver shall contain an express condition precedent that Liberty and its subsidiaries have established such additional Conforming Adjustments as requested by Commercial;
(xiii) until the Acquisition Merger Effective Time, to promptly, but not less frequently than monthly, update the schedules provided to Commercial in connection with the execution of the Merger Agreement, to reflect any matters which have occurred from and after the date of the Merger Agreement which, if existing on the date Merger Agreement, would have been required to be described therein and which, in the case of all such updates other than the last such update prior to the Acquisition Merger Effective Time, reflect a material change from the information provided in the schedule as of the date of the Merger Agreement; provided, however, that no such update shall affect the conditions to the obligation of Liberty to consummate the transactions contemplated hereby, and any and all changes reflected in any such update shall be considered in determining whether such conditions have been satisfied; (xiv) immediately prior to the Acquisition Merger Effective Time, to terminate the Phantom Stock Agreements between Liberty and various other officers of Liberty and Liberty Subsidiaries, and then pay all vested amounts due the officers in a lump sum payment; and (xv) to use its best efforts to purchase the 35 shares of common stock of Liberty Bank & Trust, N.A., Pocahontas which it presently does not own (prior to purchasing such shares, Liberty shall consult with Commercial as to the amount to be paid for such shares, the timing of the purchases and such other matters as are pertinent.)

         Commercial has further undertaken (i) to use best efforts to obtain stockholder approval of an amendment to its Articles of Incorporation to increase the number of authorized shares of Commercial Common Stock (such approval has been obtained); (ii) to use its best efforts to promptly prepare, submit and file such required regulatory applications for acquisition of control of Liberty and any other applications required to be filed with any regulatory authorities in connection with the transactions contemplated by the Merger Agreement, including the Bank Mergers; (iii) to refrain from any action which would materially impede or delay consummation of the Acquisition Merger or receipt of regulatory approval with any governmental authority: (iv) to refrain from any action that would prevent the Acquisition Merger from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code, or as a pooling of interests for accounting purposes; (v) to refrain, without prior approval of Liberty, from making any press release, disclosure or statement to the press or any third party with respect to the transactions contemplated by the Merger Agreement, except as required by law; (vi) to cooperate when issuing or making any press release, disclosure or statement with respect to the transactions contemplated by the Merger Agreement, except as required by law; (vii) to furnish to Liberty, as soon as reasonably practicable after they become publicly available, its statements of financial condition and related statements of operations for all periods prior to the closing of the Acquisition Merger, such statements to be prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly the financial condition and results of operations of Commercial (subject in the case of unaudited financial statements, to (A) normal year-end adjustments, (B) any other adjustments described therein, and (C) the absence of notes which, if presented, would not differ materially from those included in its most recent consolidated balance sheet); and (viii) to use all reasonable efforts to cause to be listed on the New York Stock Exchange, subject to official notice of issuance, the shares of Commercial Common Stock to be issued in the Acquisition Merger.

No Solicitation

         The Merger Agreement provides that Liberty will not authorize or permit any representative of Liberty or any subsidiary, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any "takeover proposal" (generally, any bona fide proposal other than as contemplated by the Merger Agreement, for a merger or other business combination involving Liberty or any of the Liberty Banks, for the acquisition of a 10% or greater equity interest in Liberty or any of the Liberty Banks or for the acquisition of a substantial portion of the assets of Liberty or any of the Liberty Banks). In addition, Liberty will not authorize any representative of Liberty or its subsidiary, directly or indirectly, (i) to cooperate with, or furnish, or cause to be furnished, any non-public information concerning Liberty's business, properties or assets to any person or entity in connection with any takeover proposal; (ii) to negotiate any takeover proposal with any person or entity; or (iii) to enter into any agreement, letter of intent or agreement in principle as to any takeover proposal. Further, Liberty has agreed to give prompt written notice to Commercial upon becoming aware of any takeover proposal, such notice to contain, at a minimum, the identity of the persons submitting the takeover proposal, a copy of any written inquiry or other communication, the terms of the takeover proposal, any information requested or discussions sought to be initiated and the status of any requests, negotiations or expressions of interest.

Conditions to Consummation of the Merger

         The obligations of Commercial and Liberty to effect the Acquisition Merger and the Bank Mergers are subject to the following conditions:

     (i) holders of the outstanding shares of Liberty Common Stock shall have approved the Merger Agreement and the Acquisition Merger;

     (ii) no order shall have been entered and remain in force restraining or prohibiting the Merger in any legal, administrative, arbitration, investigatory or other proceedings by any governmental or judicial or other authority;

     (iii) to the extent required by applicable law or regulation, all approvals of or filings with any governmental authority, including without limitation those of the Board of Governors of the Federal Reserve Board ("FRB"), the OCC, the OTS, the FDIC, the Superintendent of Banking of Iowa, the Superintendent of Banking of Arizona, the Federal Trade Commission, the DOJ, the Commission, and any state securities or blue sky authorities, shall have been obtained or made and any waiting periods shall have expired in connection with the consummation of the Merger and the Bank Mergers and all other statutory or regulatory requirements for the valid consummation of the Merger and related transactions shall have been satisfied;

     (iv) the Registration Statement of which this Prospectus/Proxy Statement is a part shall have been declared effective and shall not be subject to any stop order of the Commission of any applicable state securities commissioner; and

     (v) receipt of an opinion of Deloitte & Touche LLP, in form and content reasonably satisfactory to Commercial and Liberty, to the effect that
(i) the Acquisition Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) the exchange in the Acquisition Merger of Liberty Common Stock for Commercial Common Stock will not give rise to gain or loss to shareholders of Liberty with respect to such exchange (except to the extent of any cash received), and (iii) neither Liberty nor Commercial will recognize gain or loss as a consequence of the Acquisition Merger or the Bank Mergers.

     The obligation of Commercial to effect the Acquisition Merger and the transactions contemplated in the Merger Agreement is subject to the following additional conditions: (i) Commercial shall have received from Liberty's counsel an opinion dated as of the closing date of the Merger covering certain matters;
(ii) in addition to government approvals, Liberty and Liberty Banks shall have obtained all necessary third party consents or approvals in connection with the Merger, the absence of which would materially and adversely affect Liberty and its subsidiaries, taken as a whole including, in this connection, Liberty and its subsidiaries shall obtain the consents from all lessors to their respective real estate leases that may be required for the consummation of the Merger;
(iii) Commercial shall have received from Deloitte & Touche LLP, letters regarding certain financial information included in this Prospectus/Proxy Statement and other matters; (iv) between the date of the Merger Agreement and the closing date of the Merger, there shall not have occurred any material adverse change in the financial condition, business or results of operations of Liberty and any Liberty subsidiaries, taken as a whole, other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles, which impair both Liberty and Commercial in a substantially similar manner; (v) the representations and warranties of Liberty shall be true in all material respects at the Acquisition Merger Effective Time with the same effect as though made at the Acquisition Merger Effective Time (or on the date when made in the case of any representation or warranty that specifically relates to an earlier date); Liberty shall have performed all obligations and complied with each covenant, in all material respects, and all conditions under the Merger Agreement on its part to be performed or complied with at or prior to the Acquisition Merger Effective Time; and Liberty shall have delivered to Commercial a certificate, dated the Acquisition Merger Effective Time and signed by its chief executive officer and chief financial officer, to that effect; (vi) all governmental approvals required by the Merger Agreement to consummate the transactions contemplated thereby shall have been obtained without the imposition of any conditions which Commercial reasonably and in good faith determines to be unduly burdensome upon the conduct of the business of Commercial or the Bank; (vii) neither Liberty nor any of its subsidiaries shall be a party to any pending litigation, reasonably probable of being determined adversely to Liberty or any subsidiary, which would have a material adverse effect on the business, financial condition or results of operations of Liberty or its subsidiaries, taken as a whole; (viii) the form and substance of all legal matters contemplated by the Merger Agreement and all papers delivered thereunder shall be reasonably acceptable to Housley Kantarian & Bronstein, P.C., special counsel to Commercial and the Bank; (ix) Commercial shall have received the resale letter agreements from all affiliates of Liberty;

(x) Commercial shall have received, prior to mailing the Prospectus/Proxy Statement, an updated written opinion from Merrill Lynch & Co. to the effect that the Merger Consideration is fair to Commercial from a financial point of view; (xi) Commercial shall receive shareholder approval to amend its Articles of Incorporation to increase the number of authorized shares of common stock;
(xii) Commercial shall have received a Phase I Environmental Risk Report (as contemplated in OTS Thrift Bulletin No. 16) on (a) all commercial real estate owned of , (b) all offices and premises used as facilities by, and (c) all properties which serve as security for any commercial real estate loan having an original principal balance of $1,000,000 or more of, the Liberty or any subsidiaries, such reports or other reports derived therefrom or supplemental thereto to be satisfactory to Commercial (the right to terminate the Merger Agreement if this condition is not satisfied will only be applicable if the costs to cleanup, remove, remediate, or take any other action to bring such property or properties into material compliance with environmental laws exceed $250,000 in the aggregate and shall expire if not exercised prior to three months from the date of the Merger Agreement); (xiii) none of the shareholders of Liberty shall have elected their dissenter and appraisal rights under the ICBA.

     The obligations of Liberty to effect the Acquisition Merger and the transactions contemplated by the Merger Agreement are subject to the following additional conditions: (i) Liberty shall have received from counsel to Commercial an opinion dated as of the closing date of the Merger covering certain matters; (ii) the representations and warranties of Commercial shall be true in all material respects at the Acquisition Merger Effective Time with the same effect as though made at the Acquisition Merger Effective Time (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); Commercial shall have performed all obligations and complied with each covenant, in all material respects, and all conditions under the Merger Agreement on their parts to be performed or complied with at or prior to the Acquisition Merger Effective Time; and Commercial shall have delivered to Liberty a certificate, dated the Acquisition Merger Effective Time and signed by its chief executive officer and chief financial officer, to that effect; (iii) a certificate for the required number of whole shares of Commercial Common Stock, as determined in accordance with the Merger Agreement and cash for the fractional share interests, as so determined, shall have been delivered to the Exchange Agent; (iv) in addition to the required governmental approvals, Commercial shall have obtained all necessary third party consents or approvals in connection with the Merger, the absence of which would materially and adversely affect Commercial and its subsidiaries, taken as a whole; (v) the form and substance of all legal matters contemplated by the Merger Agreement and all papers delivered thereunder shall be reasonably acceptable to counsel to Liberty; and (vi) the shares of Commercial Common Stock issuable pursuant to the Merger Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

     There can be no assurance that the conditions to consummation of the Acquisition Merger will be satisfied or waived. In the event the conditions to either party's obligations become impossible to satisfy in any material respect, the other party may elect to terminate the Merger Agreement. See " -- Amendment or Termination of the Merger Agreement."

Amendment and Termination of the Merger Agreement

     The Merger Agreement may be amended, whether before or after approval by stockholders of Liberty, by an agreement in writing executed in the same manner as the Merger Agreement and authorized or ratified by the Boards of Directors of Liberty and Commercial, except that after approval of the Merger Agreement by Liberty's stockholders, no such amendment without further approval by Liberty's stockholders may change the amount or form of the consideration to be received by Liberty's stockholders in the Merger.

     The Merger Agreement may be terminated at any time before the Acquisition Merger Effective Time, whether before or after approval by Liberty stockholders:
(i) by mutual written consent of the parties; (ii) at the election of either party, evidenced by written notice, if the closing of the Merger shall not have occurred on or before May 31, 1998 or such later date as may be agreed to in writing by the parties, provided that the right to terminate under this provision shall not be available to any party whose failure to perform an obligation has been the cause of, or has resulted in, the failure of the closing to occur on or before such date; (iii) by Commercial upon delivery of written notice of termination to Liberty if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of Commercial to effect the Merger as set forth in the Merger Agreement and noncompliance is not waived by Commercial; (iv) by Liberty upon delivery of written notice of termination to Commercial if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of Liberty to effect the Merger set forth in the Merger Agreement and noncompliance is not waived by Liberty; (v) by Liberty at any time during the three business days commencing on the business day immediately following the end of the Determination Period, if both of the following conditions are met: (1) the Average NYSE Closing Price shall be less than $21.02; and (2) the quotient obtained by dividing the Average NYSE Closing Price by the Starting Price ($26.27) shall be less than the Index Trigger (the quotient obtained by dividing the weighted average of closing prices on the last day of the Determination Period by the weighted average on August 17, 1997 (or if no trades of Commercial Common Stock occurred on that day, the date preceding August 17, 1997 on which a trade occurred) and subtracting 0.15); subject to the following: (a) written notice to Commercial no later than the end of the three business day period; (b) Commercial shall have the option to inform Liberty in writing during the two day period following the receipt of Liberty's written notice to increase the consideration to be received by the holders of Liberty Common Stock, by adjusting the Exchange Ratio to equal the quotient obtained by dividing the product of $21.02 and the Exchange Ratio (as then in effect) by the Average NYSE Closing Price, whereupon no termination shall have occurred and the Merger Agreement remains in effect with its terms (except as the Exchange Ratio shall have been modified).

     In the event the Merger Agreement is terminated, the Merger Agreement becomes void and will have no further effect with the exception that the provisions regarding (i) brokers and finders fees; (ii) publicity regarding the Merger Agreement; (iii) payment of expenses; and (iv) confidentiality will survive any such termination and abandonment. In addition, in the event of a termination due to the inability of one of the parties to satisfy one or more of the conditions to its obligation to effect the Merger, the termination of the Merger Agreement will not relieve the breaching party from liability for an uncured, intentional and willful breach of a representation, warranty, covenant or agreement giving rise to such termination.

     The representations, warranties and agreements of the parties set forth in the Merger Agreement shall not survive the Acquisition Merger Effective Time, and shall be terminated and extinguished at the Acquisition Merger Effective Time, and from and after the Acquisition Merger Effective Time none of the parties shall have any liability to the other on account of any breach or failure of any of those representations, warranties and agreements; with the exception of (i) those agreements of the parties which by their terms are intended to be performed after the Acquisition Merger Effective Time; and (ii) conduct of any party constituting fraud, deception or intentional misrepresentation.

Termination Fee

     The Merger Agreement further provides that in the event the Merger Agreement is terminated by either Commercial or Liberty in accordance with the Merger Agreement (other than if terminated by Liberty as a result of Commercial's or the Bank's noncompliance with the conditions set forth in
Section 5.3(b) of the Merger Agreement) and, prior to such termination a "Termination Event" (as defined below) shall have occurred, or a "Preliminary Termination Event" (as defined below) shall have occurred, then in either event Liberty will pay on demand Three Million Dollars ($3,000,000) (the "Termination Fee") and an additional amount equal to the reasonable expenses. A "Termination Event" is defined in the Merger Agreement to mean either of the following: (i) Liberty or any Liberty Subsidiary or any shareholder of Liberty shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Section 3(a)(9) and 13(d)(3) of the Exchange Act, and the rules and regulations thereunder) other than Commercial or any affiliate of Commercial (the term "affiliate" for purposes of the Merger Agreement having the meaning assigned thereto in Rule 405 under the Securities Act of 1933); or (ii) the shareholders of Liberty shall not have approved the Acquisition Merger at the meeting held for that purpose or any adjournment thereof (or through solicitation of consents) or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement (unless consents shall have been solicited and received in lieu of such meeting) or no consents solicited or the Board of Directors of Liberty shall have recommended that the shareholders of Liberty approve or accept any Acquisition Transaction with any person other than Commercial or any affiliate of Commercial.

     A "Preliminary Termination Event" is defined in the Merger Agreement to mean the making of a proposal by any person other than Commercial or any affiliate of Commercial to Liberty or any of its shareholders to engage in an Acquisition Transaction.

     For purposes of the Merger Agreement, the term "Acquisition Transaction" is defined to mean: (i) a merger or consolidation or any similar transaction involving Liberty or any subsidiary of Liberty; (ii) a purchase, lease or other acquisition of all or substantially all of the assets of Liberty or any Liberty subsidiary; or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the equity securities of Liberty or any Liberty subsidiary.

Required Regulatory Approvals

     The Merger is subject to the approval of the OTS. Commercial has filed an application with the OTS for approval of the Merger. As of the date of this Prospectus/Proxy Statement, the approval of the OTS has not been received. There can be no assurance as to the timing of such approval, if given, or as to the conditions, if any, on which approval will be given. In addition, the approval, if and when granted, may contain conditions which Commercial may find unduly burdensome. It is a condition to Commercial and the Bank's obligations to effect the Merger that such approval does not contain any conditions which Commercial reasonably and in good faith determines to be unduly burdensome upon the conduct of the business of Commercial or the Bank. When such approval is received, material changes to the Merger Agreement, material conditions, or other changes of a material nature may be imposed by regulatory authorities in connection therewith which could require a resolicitation of Liberty's stockholders for approval. Following OTS approval of the Merger, the U.S. Department of Justice may review the Merger and raise objections on antitrust grounds, though objections on such grounds are not expected. If the required regulatory approvals are not obtained, the Merger Agreement will be terminated, and the Merger will not occur.

Expenses

     Pursuant to the Merger Agreement, each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated thereunder.

Closing; Merger Effective Times

     As promptly as practicable but in any event no more than 30 days after the satisfaction or waiver of all conditions and/or obligations of the parties contained in the Merger Agreement, a closing shall take place at which the parties thereto will exchange documents required by the Merger Agreement. The Acquisition Merger Effective Time will be at the time and date which is the later of the time at which (i) the Nebraska articles of merger are filed with the appropriate authorities in Nebraska and (ii) the Iowa articles of merger are filed with the appropriate authorities of Iowa. Following the Acquisition Merger, the Bank Merger Effective Time shall be at the time the articles of combination for such merger are endorsed by the OTS.

Employee Benefits after the Merger

     The employees of Liberty who become employees of Commercial and/or the Bank shall be eligible to participate in all benefit plans sponsored by Commercial or the Bank to the same extent as other similarly situated Commercial and the Bank employees with full credit for prior service with Liberty or Liberty Banks for purposes of vesting and eligibility for participation and co-payments and deductibles. Commercial shall honor all accrued vacation leave for the employees of Liberty and its Subsidiaries following the Merger Acquisition Effective Time.

Interests of Certain Persons in the Merger

     Certain members of Liberty's management and its Board of Directors may be deemed to have certain interests in the Acquisition Merger in addition to their interests as stockholders of Liberty generally. Liberty's Board of Directors was aware of these interests and considered them, among other matters, in unanimously approving (with all directors voting) the Merger Agreement and the Acquisition Merger.

     Board Membership. At or promptly after the Acquisition Merger Effective Time, Commercial has agreed to appoint Mr. William A. Krause as a director of Commercial for a term to expire at the 1998 Annual Meeting of Stockholders of Commercial. Commercial has also agreed to cause him to be nominated at the 1998 Annual Meeting for an additional three-year term and will use its best efforts to secure his re-election.

     Employment and Severance Agreements. Immediately prior to the Acquisition Merger Effective Time, the existing employment agreement between Russell G. Olson, President of Liberty and Liberty will be terminated and Mr. Olson and Commercial will enter into a new employment agreement.

     As a severance arrangement between Liberty and W. A. Krause in connection with the Merger, W. A. Krause is entitled to receive at the time of the Merger five automobiles currently owned or leased by Liberty subsidiaries having an aggregate estimated fair market value of $160,000.

     Advisory Board. Commercial has also agreed to offer compensated advisory director status to all members of the boards of directors of the Liberty Banks.

     Phantom Stock Agreements. Immediately prior to the Acquisition Merger Effective Time, the phantom stock agreements between Liberty and various of its and its subsidiaries' officers will be terminated and the officers will each receive a lump sum payment of all vested amounts due under the agreements.

     Indemnification of Liberty Management; Directors' and Officers'
Insurance Coverage. Commercial has also agreed to indemnify the employees, agents, directors and officers of Liberty and its subsidiaries to the same extent they are indemnified under Liberty's Articles of Incorporation or Bylaws in effect at the date of the Merger Agreement or arising by operation of law for a period of three years following the Acquisition Merger Effective Time. In addition, with respect to persons serving as officers or directors of Liberty or of the Liberty Banks immediately prior to the Acquisition Merger Effective Time, Commercial has further agreed to continue coverage under Liberty's existing directors' and officers' liability insurance policy for a period of 18 months with respect to acts or omissions occurring prior to the Acquisition Merger Effective Time, provided that Commercial is not obligated to expend more than 150% of the current premium for such coverage.

Federal Income Tax Consequences

     Commercial and Liberty will rely upon an opinion of Deloitte & Touche LLP, tax advisor to Commercial, to the following effect:

     . the Acquisition Merger should qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Liberty and Commercial should each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

     . Liberty should recognize no gain or loss on the transfer of its assets to Commercial in exchange for the Commercial Common Stock, cash and the assumption of its liabilities by Commercial, by reason of the application of Sections 361(a), 361(b) and 357(a) of the Code.

     . no gain or loss should be recognized by Liberty upon the distribution of the Commercial Common Stock to the Liberty stockholders, by reason of the application of Section 361(c)(1) of the Code.

     . no gain or loss should be recognized by Commercial on the receipt of Liberty's assets in exchange for Commercial Common Stock, and the assumption by Commercial of Liberty's liabilities, by reason of the application of Section 1032(a) of the Code.

     . the basis of the assets of Liberty in the hands of Commercial should be the same as the basis of such assets in the hands of Liberty immediately prior to the Merger, by reason of the application of Section 362(b) of the Code.

     . the holding period of the property acquired by Commercial from Liberty should include the holding period of such property in the hands of Liberty immediately prior to the Merger, by reason of the application of Section 1223(2) of the Code.

     . no gain or loss should be recognized by the former Liberty stockholders upon the exchange of their shares of Liberty Common Stock for Commercial Common Stock (including fractional share interests a Liberty stockholder would otherwise be entitled to receive), by reason of the application of Section 354(a) of the Code.

     . the basis of the Commercial Common Stock (including fractional share interests a Liberty stockholder would otherwise be entitled to receive) to be received by a Liberty stockholder who exchanges Liberty Common Stock for Commercial Common Stock and cash should be the same as the basis of the Liberty Common Stock surrendered in exchange by reason of Section 358(a)(1) of the Code.

     . the holding period of the Commercial Common Stock (including fractional share interests that they would otherwise be entitled to receive) to be received by Liberty stockholders should, in each instance, include the holding period of the Liberty Common Stock surrendered in the exchange, provided the Liberty Common Stock was held as a capital asset on the date of the exchange, by reason of the application of Section 1223(1) of the Code.

     . Commercial as the survivor should succeed to and take into account as of the close of the day of the distribution or transfer the items of Liberty described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and 381(c) of the Code, by reason of the application of Section 381(a)(2) of the Code.

     .        as provided in Section 381(c)(2) of the Code and Regulation
              Section 1.381(c)(2)-1, Commercial as the survivor should succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Liberty as of the date or dates of transfer. Any deficit in earnings and profits of either Commercial or Liberty will be used only to offset earnings and profits accumulated after the date or dates of transfer.

     . cash received by a stockholder of Liberty otherwise entitled to receive a fractional share of Commercial Common Stock in exchange for his Liberty Common Stock should be treated as if the fractional shares were distributed as part of the Merger and then were redeemed by Commercial. These cash payments should be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in
              Section 302(a) of the Code. This receipt of cash should result in gain or loss measured by the difference between the basis of such fractional share interest and the cash received. Such gain or loss should be a capital gain or loss to the former Liberty stockholders, provided that the Liberty Common Stock was a capital asset in such former stockholders' hands and as such, should be subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code.

     . where cash is received by a dissenting stockholder of Liberty, such cash will be treated as received by the dissenting stockholder as a distribution in redemption of the stockholder's Liberty Common Stock, subject to the provisions and limitations of Section 302 of the Code.

The opinion of Deloitte & Touche LLP has no binding effect on the IRS. The opinion of Deloitte & Touche LLP is filed with the Commission as an exhibit to the Registration Statement of which this Prospectus/Proxy Statement is a part. See " -- Available Information."

         Cash payments made to the holders of Liberty Common Stock upon the exchange thereof in connection with the Acquisition Merger (other than certain exempt entities and persons) will be subject to a 31.0% backup withholding tax under federal income tax law unless certain requirements are met. Generally, Commercial will be required to deduct and withhold the tax if (i) the stockholder fails to furnish a taxpayer identification number ("TIN") or fails to certify under penalty of perjury that such TIN is correct, (ii) the IRS notifies Commercial that the TIN furnished by the stockholder is incorrect,
(iii) the IRS notifies Commercial that the stockholder has failed to report interest, dividends or original issue discount in the past, or (iv) there has been a failure by the stockholder to certify under penalty of perjury that such stockholder is not subject to the 31.0% backup withholding tax. Any amounts withheld in collection of the 31.0% backup withholding tax will reduce the federal income tax liability of the stockholders from whom such tax was withheld. The TIN of an individual stockholder is that stockholder's Social Security number.

         THE FOREGOING CONSTITUTES ONLY A GENERAL DESCRIPTION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH LIBERTY STOCKHOLDER'S SITUATION. EACH LIBERTY STOCKHOLDER IS ENCOURAGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH STOCKHOLDER AND NOT COMMON TO STOCKHOLDERS AS A GROUP AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER AND/OR ANY SALE THEREAFTER OF COMMERCIAL COMMON STOCK RECEIVED IN THE MERGER.

Accounting Treatment

         The Merger is expected to be accounted for as a pooling of interests, under which the recorded assets and liabilities of Commercial and Liberty will be carried forward to the surviving corporation in the Merger (Commercial) at their recorded amounts; income of the surviving corporation will include income of Commercial and Liberty for the entire fiscal year in which the Merger occurs; and the reported revenues and expenses of Commercial and Liberty for all prior periods presented will be combined and restated as revenues and expenses of the surviving corporation (Commercial).

Resale of Commercial Common Stock; Restrictions on Transfer

         The shares of Commercial Common Stock to be issued in the Acquisition Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an "affiliate" of Liberty or Commercial for purposes of Rule 145 under the Securities Act (generally, individuals or entities that control, are controlled by or are under common control with Liberty or Commercial). Affiliates may not sell their shares of Commercial Common Stock acquired in connection with the Acquisition Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act.

New York Stock Exchange Listing

         Commercial Common Stock is traded on the NYSE under the symbol "CFB". It is expected that Commercial Common Stock will continue to be quoted on the NYSE under the symbol "CFB" following the Merger.

Vote Required

         The affirmative vote of at least a majority of the outstanding Liberty Common Stock is required for Liberty's stockholders to approve the Merger Agreement and the Acquisition Merger. Each share of Liberty Common Stock outstanding at the close of business on the Record Date is entitled to one vote on each matter to be considered at such meeting. All of Liberty's directors have executed Voting Agreements which require such individuals to vote all of the 8,657,114 shares (98.96%) of Liberty Common Stock, beneficially owned by them as of the Record Date for approval of the Acquisition Merger and the Merger Agreement.

                        COMMERCIAL FEDERAL CORPORATION

         Commercial is a unitary non-diversified savings and loan holding company whose primary asset is the Bank, which is one of the largest depository institutions in the Midwest. At September 30, 1997, Commercial had total assets of $7.2 billion and total stockholders' equity of $444.3 million. Based upon total assets at that date, Commercial was the 13th largest publicly held thrift holding company in the United States. Commercial is a consumer-oriented financial institution that emphasizes single-family residential and construction real estate lending, consumer lending, commercial real estate lending, retail deposit activities, including demand deposit accounts, and mortgage banking. At November 30, 1997, Commercial operated 34 branch offices in Nebraska, 21 branch offices in greater metropolitan Denver, Colorado, 19 branch offices in Oklahoma, 27 branch offices in Kansas and seven branch offices in Iowa. Throughout its 110 year history, Commercial has emphasized customer service. To serve its customers, Commercial conducts loan origination activities through its 108 branch office network, loan offices of its wholly-owned mortgage banking subsidiary and a nationwide correspondent network of mortgage loan originators. Commercial also provides insurance and securities brokerage and other retail financial services.

         Commercial's strategy for growth emphasizes both internal and external growth. Operations focus on increasing deposits, including demand accounts, making loans (primarily single-family mortgage and consumer loans), community banking, and providing customers with a full array of financial products and a high level of customer service. As part of its long-term strategic plan, Commercial intends to expand its operations within its market areas either through direct marketing efforts aimed at increasing market share, branch expansions, or opening additional branches. Commercial's retail strategy will continue to be centered on attracting new customers and selling both new and existing customers multiple products and services. Additionally, Commercial will continue to build and leverage an infrastructure designed to increase fee and other income.

         Complementing its strategy of internal growth, Commercial continues to grow its present five-state franchise through an ongoing program of selective acquisitions of other financial institutions.

         Pending Acquisitions. In addition to the Merger, Commercial has entered into definitive agreements to acquire two other financial institution holding companies: Mid Continent Bancshares, Inc., a thrift holding company; and First National Bank Shares, LTD, a bank holding company. Together with Liberty, these three pending acquisitions will add 59 branches to Commercial's existing network and approximately $1.2 billion in total assets, approximately $924.0 million in deposits and approximately $1.3 billion in loans serviced for others. Mid Continent Bancshares, Inc., headquartered in El Dorado, Kansas, has ten branch locations in Kansas. First National Bank Shares, LTD, headquartered in Great Bend, Kansas, operates seven branch offices in Kansas. Future acquisition candidates will be selected based on the extent to which the candidates can enhance Commercial's retail presence in new or underserved markets and complement Commercial's existing retail network.

         On December 15, 1997, Commercial entered into a definitive agreement to acquire Perpetual Midwest Financial, Inc. ("Perpetual"), the holding company of Perpetual Savings Bank, FSB ("Perpetual Savings"), headquartered in Cedar Rapids, Iowa. In this transaction Commercial will acquire through a tax-free exchange all 1,872,925 shares of Perpetual's common stock. Perpetual shareholders will receive .8636 shares of Commercial Common Stock for each outstanding share of Perpetual common stock. Following the merger of Perpetual into Commercial, Perpetual Savings will be merged into the Bank. Perpetual Savings currently operates four branch locations in Cedar Rapids, Iowa and one branch in Iowa City, Iowa. At September 30, 1997, Perpetual had assets of approximately $401.7 million, deposits of approximately $310.1 million and stockholders' equity of approximately $34.2 million. The pending acquisition is subject to regulatory approvals, approval by Perpetual's shareholders and other conditions. It is expected to be completed late in the second quarter of 1998.

         Recent Events. On November 18, 1997, Commercial announced at its 1997 Annual Meeting that stockholders had approved proposals to amend Commercial's Articles of Incorporation to (i) increase the number of authorized shares of Commercial Common Stock from 25,000,000 shares to 50,000,000 shares, and (ii) establish a variable range for the number of members of the Board of Directors of from nine to 12 members.

         In addition, Commercial announced that its Board of Directors had authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend. Par value remained at $.01 per share. Fractional shares were paid in cash. The Board also declared a quarterly cash dividend of $.055 per share of Commercial Common Stock which represents an increase of 17.9% from the September 30, 1997 quarter when Commercial paid a cash dividend of $.0467 per share, after adjusting for the three-for-two stock split. The stock dividend was distributed on December 15, 1997 to stockholders of record as of November 28, 1997. The cash dividend for the quarter ended December 31, 1997, payable to stockholders of record as of December 31, 1997, will be paid on January 14, 1998. All per share data and stock prices presented in this Prospectus/Proxy Statement have been adjusted on a retroactive basis to reflect the effect of this three-for-two stock split.

         Commercial's principal executive offices are located at 2120 South 72nd Street, Omaha, Nebraska 68124, and its telephone number is (402) 554-9200.

         For additional information regarding Commercial and the Bank, see Commercial's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and the Current Reports on Form 8-K dated August 18, 1997, September 2, 1997, September 11, 1997, November 18, 1997, December 8, 1997 and December 15, 1997, all of which are incorporated by reference herein.

                         LIBERTY FINANCIAL CORPORATION

         Liberty is a multi-bank holding company registered under the Bank Holding Company Act with its principal place of business at 4201 Westown Parkway, Suite 320, West Des Moines, Iowa 50266. As currently structured, Liberty was formed as the result of the merger and consolidation of eight bank holding companies (each owning a subsidiary bank listed below) effective December 31, 1996. Liberty currently owns seven bank subsidiaries and one savings and loan subsidiary (Liberty Bank & Trust, Johnston, Iowa), described below, each of which is wholly-owned with the exception of Liberty Bank & Trust, N.A., Pocahontas, which is 99.33 percent owned by Liberty. The following describes the bank subsidiaries and nonbanking subsidiaries and divisions of
Liberty:

                                                        Assets (as of
Name and Location              Number of Branches    September 30, 1997)
-----------------              ------------------    -------------------
Liberty Bank & Trust,                    3               $60 million
Bloomfield, Iowa

Liberty Bank & Trust,                    4               $60 million
Forest City, Iowa

Liberty Bank & Trust,                   13               $105 million
Johnston, Iowa

Liberty Bank & Trust,                    1               $36 million
Lake Mills, Iowa

Liberty Bank & Trust,                    8               $107 million
Mason City, Iowa

Liberty Bank & Trust,                    4               $55 million
N.A., Pocahontas, Iowa

Liberty Bank & Trust,                    6               $143 million
Tuscon, Arizona

Liberty Bank & Trust,                    3               $49 million
Woodbine, Iowa

         All bank subsidiaries are state banks, except for Liberty Bank & Trust, N.A., Pocahontas, which is a national bank. Liberty Bank & Trust, Johnston, Iowa is a federal savings bank.


Liberty Nonbanking Subsidiaries And Divisions

         Name                                     Description of Business
         ----                                     -----------------------

Liberty Leasing Company, an Iowa corporation      Originates leases for commercial equipment

Liberty Services, Inc., an Iowa corporation       Provides accounting and check processing for the eight Liberty Bank subsidiaries

Liberty Loan Store, Inc., an Iowa corporation     Originates auto loans through auto dealers

Liberty Mortgage Store, Inc., an Iowa
    corporation                                   Processes 1-4 family loans for the eight Liberty bank subsidiaries

Liberty Insurance, Inc., a subsidiary of
   Liberty Bank & Trust, Forest City              General Insurance Agency

Liberty BankCard, a division of Liberty
   Services, Inc.                                 Services the credit card portfolio for eight Liberty Banks

         Liberty and its predecessor holding companies have grown by purchasing banks as well as by opening de novo locations. Liberty's 42 current branches consist of 20 de novo locations and 22 purchased locations. At September 30, 1997, Liberty and its consolidated subsidiaries had consolidated assets of approximately $644 million, consolidated deposits of approximately $557 million, and shareholders' equity of approximately $50 million.

         Through its 36 Iowa locations and six Arizona locations, Liberty's community-based branch network provides a broad range of commercial bank financial services to its business customers and a variety of consumer banking services to individual customers. The commercial bank financial services offered include line of credit facilities, accounts receivable, inventory and other working capital financing, sales and equipment financing, real estate and interim construction financing and cash management services. Liberty serves its many agricultural customers for providing loans to farmers and agricultural businesses for crop production, equipment, and cattle feeding programs. Liberty also offers a full range of consumer services, including mortgage, installment and home improvement loans, checking accounts, various savings account and certificate of deposit programs, trust services, safe deposit facilities, credit card accounts, and additionally offers customers a variety of fiduciary services.



                   BUSINESS OF LIBERTY FINANCIAL CORPORATION

Lending Activities

         General. Liberty's principal lending activity is typical commercial banking activity, including commercial loans, agricultural loans, real estate construction loans, consumer real estate loans, home equity loans, commercial equipment leases, and credit card loans.

         Loans and Leases by Type. Set forth below is selected data relating to the composition of the loans and leases total portfolio by type of loans, with leases stated in the aggregate, on the dates indicated:


                                         At                                  At December 31,
                                    September 30,  ---------------------------------------------------------------
                                        1997            1996         1995         1994         1993          1992
                                    --------------     ------       ------       ------       ------        ------
                                                                (In thousands)
Leases...........................      $ 44,217      $  44,920    $  33,236    $  35,902    $  11,692     $    609
Agricultural loans...............        58,508         50,285       47,111       44,903       47,624       33,944
Commercial loans.................       132,174        114,389       84,018       71,745       74,870       46,802
Real estate loans................       182,334        156,970      141,781      130,035      112,339       84,445
Installment loans................        65,308         46,192       27,381       17,476       16,475       10,953
Credit card loans................        16,522         14,513        9,274        8,839        4,877        3,112
All other loans..................        12,791          9,863        7,962        8,175        2,914        8,716
                                       --------      ---------    ---------    ---------    ---------     --------
     Total.......................      $511,854      $ 437,132    $ 350,763    $ 317,075    $ 270,791     $188,581
                                       ========      =========    =========    =========    =========     ========

         Loan and Lease Maturities and Interest Rate Sensitivity. The following table sets forth certain information at December 31, 1996, regarding the amount of loans and leases maturing in Liberty's portfolio based on their contractual terms to maturity. Loans and lease balances do not include the allowance for loan and lease losses or deferred fees.

                                                            Due After December 31, 1996
                                  -------------------------------------------------------------------------------
                                                     After Three          After One         After
                                  Within            Through Twelve       Year Through       Five
                                  Three Months          Months            Five Years        Years        Total
                                  ------------      --------------       ------------       -----        -----
                                                             (In thousands)
Fixed rate loans and leases.....   $    46,323       $      53,913        $   127,725      $  11,343   $  239,304
Variable rate loans and
  leases........................       123,298              44,406             30,124             --      197,828
                                   -----------       -------------        -----------      ---------   ----------
Total loans and leases..........   $   169,621       $      98,319        $   157,849      $  11,343   $  437,132
                                   ===========       =============        ===========      =========   ==========

         Nonperforming Assets and Restructured Loans. The following table sets forth information with respect to Liberty's nonperforming assets for the periods indicated.

                                          At                                At December 31,
                                     September 30,  --------------------------------------------------------------
                                         1997          1996         1995        1994          1993          1992
                                    --------------    ------       ------      ------        ------        ------
                                                                (In thousands)
Loans past due 90 days or more...     $  1,305       $     278    $     147    $     109    $     333     $    110
Nonaccrual loans.................        2,172           1,159          500          566          707          656
Foreclosed real estate property..        1,675           1,129          623          477          236          928
                                      --------       ---------    ---------    ---------    ---------     --------
Total nonperforming assets.......     $  5,152       $   2,566    $   1,270    $   1,152    $   1,276     $  1,694
                                      ========       =========    =========    =========    =========     ========

Total nonperforming assets as a
   percentage of total loans and
   foreclosed property...........         1.00%           0.59%        0.36%        0.36%        0.47%        0.89%
                                      ========       =========    =========    =========    =========     ========

Restructured loans...............     $    115       $     160    $     350    $     930    $   1,177     $  1,386
                                      ========       =========    =========    =========    =========     ========

         Liberty experienced an increase in non accrual assets and foreclosed property for the year ended December 31, 1996 and the nine month period ending September 30, 1997. Also during the latter period, Liberty experienced an increase in loans 90 days or more past due.

         The increase in nonaccrual loans during 1996 was solely limited to bank loans. Five loans totaling $825,000, or 71% of the total, were nonearning assets as of December 31, 1996 and were the most significant contribution to the increased nonaccrual volume. Seven loans and leases totaling $1.2 million made up 54% of the nonaccrual total as of September 30, 1997. Leases totaling $669,000 were on nonaccrual status which caused much of the increase since year end 1996.

         The foreclosed property total as of December 31, 1996 almost exclusively consisted of two pieces of real estate assets and repossessed lease equipment inventory. During 1997, lease inventory increased to over $800,000. This inventory, along with a single real estate property valued at $830,000, constituted the majority of the foreclosed property total as of September 30, 1997.

         The increase in loans past due 90 days or more for the nine month period ending September 30, 1997, was primarily due to indirect auto installment loans.

         Analysis of Allowance for Loan and Lease Losses. The following table sets forth an analysis of Liberty's allowance for possible loan and lease losses for the periods indicated.

                                      Nine Months
                                         Ended                         Years Ended December 31,
                                     September 30, -------------------------------------------------------------------
                                          1997            1996         1995        1994         1993         1992
                                    ---------------      ------       ------      ------       ------       ------
                                                                  (Dollars in thousands)
Balance at beginning of the year....  $   4,446        $   4,282    $   4,203    $   3,489    $   2,655     $  2,268
                                      ---------        ---------    ---------    ---------    ---------     --------

Provision for loan and lease losses.  $   2,351        $   1,462    $     819    $     894    $     402     $    310
                                      ---------        ---------    ---------    ---------    ---------     --------

Commercial, financial and agricultural      206              226          110           50          202          197
Commercial real estate..............         28                3            4           --            6           --
Agricultural real estate............         --                8            3           --           --           --
Residential real estate.............         27              114           27            3           39           28
Consumer............................        611              754           76           66           39           34
Credit cards........................        249              320          287          140           83          102
Leases..............................        685              732          403           66           --           --
                                      ---------        ---------    ---------    ---------    ---------     --------
          Total charge-offs.........      1,806            2,157          910          325          369          361
                                      ---------        ---------    ---------    ---------    ---------     --------

Commercial, financial and agricultural       71               32           32          131           49          186
Commercial real estate..............         --               --           10           --           --            7
Agricultural real estate............         --                4           --            8           --           --
Residential real estate.............         19                1           --           20            1            5
Consumer............................         84              224           21           19           12           17
Credit cards........................         36               44           35           29           25           22
Leases..............................        152               28           63           28           --           --
                                      ---------        ---------    ---------    ---------    ---------     --------
         Total recoveries...........        362              333          161          235           87          237
                                      ---------        ---------    ---------    ---------    ---------     --------

          Net charge-offs...........      1,444            1,824          749           90          282          124
                                      ---------        ---------    ---------    ---------    ---------     --------
Allowance of purchased/sold institution      --              514           --         (103)         652          150
                                      ---------        ---------    ---------    ---------     --------   ----------
Other adjustments...................         70               12            9           13           62           51
                                      ---------        ---------    ---------    ---------    ---------     --------
Balance at end of the period........  $   5,423        $   4,446    $   4,282    $   4,203    $   3,489     $  2,655
                                      =========        =========    =========    =========    =========     ========

Average loans.......................  $ 467,278        $ 392,961    $ 342,069    $ 298,008    $ 215,701     $162,577
Total loans.........................  $ 511,854        $ 437,132    $ 350,763    $ 317,075    $ 270,791     $188,581
Recoveries as a % of total charge offs    20.04%           15.44%       17.69%      103.69%       23.58%       65.65%
Net charge offs as a percentage of
    average loans...................       0.31%            0.46%        0.22%         .03%        0.13%        0.08%
Allowance for loan losses as a
  percentage of total loans.........       1.06%            1.02%        1.22%        1.33%        1.28%        1.40%

         Allocation of Allowance for Loan and Lease Losses. The following table sets forth the components of the allowance for loan and lease losses by category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis and that such allocation is not necessarily indicative of further losses nor restricts the use of the allowance to absorb losses in any loan category.

                                          At September 30,                        At December 31,
                                    ----------------------- ------------------------------------------------------------
                                              1997                1996                  1995             1994
                                    ----------------------- -------------------- -------------------- ------------------
                                                 Ratio of              Ratio of             Ratio of             Ratio of
                                                Allocation            Allocation           Allocation           Allocation
                                    Amount       to Total     Amount   to Total    Amount   to Total    Amount   to Total
                                    ------     ------------   ------  ----------   ------  -----------  ------  --------
                                                                                         (Dollars in thousands)

Leases...........................   $ 1,161         21%      $   705      16%     $   448      10%    $    395       9%
Agricultural loans...............       377          7           272       6          412      10          428      10
Commercial loans.................       720         13           598      13          719      17          710      17
Real estate loans................       780         14           636      14          981      23        1,282      31
Installment loans................       793         15           709      16          356       8          173       4
Credit card loans................       312          6           290       7          228       5           87       2
All other loans..................        63          1            84       2          150       4          130       3
Potential problem loans..........     1,217         23         1,152      26          988      23          999      24
                                    -------       ----       -------   -----      -------   -----     --------   -----
      Total......................   $ 5,423        100%      $ 4,446     100%     $ 4,282     100%    $  4,203    100%
                                    =======        ===       =======    ====      =======    ====     ========   ====



                                                      At December 31,
                                       ----------------------------------------------
                                               1993                      1992
                                       ----------------------  ----------------------
                                                   Ratio of                 Ratio of
                                                 Allocation                Allocation
                                        Amount    to Total        Amount    to Total
                                      --------- -----------      -------- -----------
                                        (Dollars in thousands)

Leases...........................    $   136        4%            $    --     -- %
Agricultural loans...............        464       13                 349     13
Commercial loans.................        467       13                 384     14
Real estate loans................      1,460       42               1,054     40
Installment loans................        150        4                 106      4
Credit card loans................         52        2                  30      1
All other loans..................         58        2                  95      4
Potential problem loans..........        702       20                 637     24
                                    --------   ------            -------- ------
      Total......................   $  3,489      100%           $  2,655    100%
                                    ========    =====            ========  =====

Investment Securities

         Securities by Type. The following table sets forth the carrying value of Liberty's securities portfolio at the dates indicated.

                                                            At                           At December 31,
                                                      September 30,      -----------------------------------------
                                                           1997             1996             1995            1994
                                                      --------------       ------           ------           -----
                                                                                      (In thousands)
U.S. Treasury Notes.................................   $  18,046         $  14,560      $   22,472      $   32,134
U.S. Government Agencies............................       3,168             8,541          19,104          16,754
U.S. Government Mortgage Backed.....................      32,105            43,402          33,240          15,035
States and Political Subdivisions...................      13,761            20,342          25,850          26,923
Corporate...........................................       2,204             3,168           4,849           4,916
Other...............................................       5,210             7,466          13,733           5,649
                                                       ---------         ---------      ----------      ----------
      Total.........................................   $  74,494         $  97,479      $  119,248      $  101,411
                                                       =========         =========      ==========      ==========

         Maturities/Average Yields of Securities. The following table sets forth the scheduled maturities, market values and average yields for Liberty's securities portfolio at the dates indicated.

                                                                      After One               After Five
                                           Within One Year        Through Five Years       Through Ten Years
                                         ------------------       ------------------      ------------------
                                          Value       Yield       Value       Yield       Value      Yield
                                         -------     ------       -------     -----       -------   -------
                                                                (Dollars in thousands)
U.S. Treasury Notes...................   $  6,056     6.17%       $ 11,990     6.26%      $    --        --%
U.S. Government Agencies..............      2,406     6.19             762     6.61            --        --
U.S. Government Mortgage-Backed.......         --       --              --       --        32,105      6.45
States and Political Subdivisions.....      4,287     6.62           8,900     7.07           354      7.90
Corporate.............................      1,807     6.50             397     6.74            --        --
Other.................................         --       --             267     5.83            --        --
                                         ---------                --------                -------
Total.................................   $  14,556    6.35%       $ 22,316     6.60%      $32,459      6.47%
                                         =========                ========                =======



                                             After Ten Years                   Total
                                            -----------------
                                            Value       Yield     Total        Yield
                                            ------     ------     -----       ------
                                                           (Dollars in thousands)
U.S. Treasury Notes...................     $     --      --%      $  18,046     6.23%
U.S. Government Agencies..............           --      --           3,168     6.29
U.S. Government Mortgage-Backed.......           --      --          32,105     6.45
States and Political Subdivisions.....          220   10.60          13,761     7.01
Corporate.............................           --      --           2,204     6.54
Other.................................        4,943    6.65%          5,210     6.61
                                           --------               ---------
Total.................................     $  5,163    6.82%      $  74,494     6.51%
                                           ========               =========

Competition

         Liberty faces strong competition in attraction of consumer and commercial deposits (its primary source of lendable funds) and in the origination of consumer and commercial loans. The most direct competition for deposits has historically come from other commercial banks and thrifts institutions located in their primary market areas. Liberty also faces strong competition for investors' funds from mutual funds companies and other corporate and government securities' brokers. Competition for loans comes principally from other commercial banks, thrifts, mortgage banking companies, insurance companies and other institutional lenders.

Personnel

         At September 30, 1997, Liberty had 293 full-time equivalents, consisting mostly of full-time employees. Liberty employees are not represented by a collective bargaining agreement. Liberty believes its employee relations are good.

Properties

         At December 31, 1996, Liberty conducted business through 36 offices in Iowa and 6 offices in Arizona. At December 31, 1996, Liberty owned the buildings for 23 of its branch offices and leased the remaining 19 under leases expiring (not assuming exercise of renewal options) between December 1997 and March 2006. At December 31, 1996, the total net book value of land, office properties and equipment owned by Liberty was $6.4 million. Management believes that Liberty's premises are suitable for its present and anticipated needs.

         Krause Gentle Corporation, a corporation in which W. A. Krause owns a controlling interest and is its President, has leased branch banking locations in Liberty Bank subsidiaries at the following ten locations: Iowa Falls, Polk City, Cresco, Waukee, Boone, Britt, Ackley, Grundy Center, Lamoni and West Des Moines. Such leases were negotiated in arm's length transactions, and in the opinion of Liberty management, the provisions of such leases, including the provisions for rent, are comparable with those of leases between unassociated parties with like property similarly situated.

Legal Proceedings

         Although Liberty is, from time to time, involved in various legal proceedings in the normal course of business, there are no material legal proceedings to which Liberty is a party or to which any of its properties are subject.



          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

         Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of Liberty. The information contained in this section should be read in conjunction with the financial statements of Liberty as of December 31, 1996 and 1995 and for the years ended December 31, 1996, 1995 and 1994, and with the condensed financial statements as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 and the accompanying notes for such periods, as applicable, which are included elsewhere in this Prospectus/Proxy Statement.

Average Balance Sheets and Analysis of Net Interest Margin
(Taxable-equivalent basis)


                                                                              September 30,
                                               ----------------------------------------------------------------------------
                                                              1997                                      1996
                                               ---------------------------------       ------------------------------------
                                                Total                    Average         Total                      Average
                                               Average                    Yield/        Average                      Yield/
                                               Balance      Interest       Cost         Balance       Interest        Cost
                                               -------      --------     -------        -------       --------      -------
                                                                         (Dollars in thousands)
Assets:
Federal funds sold..........................   $ 13,173     $     522      5.28%       $  10,772     $     437        5.41%
Taxable securities..........................     72,022         3,461      6.41           91,269         3,948        5.77
Tax-exempt securities.......................     15,457           807      6.96           20,937         1,076        6.85
Taxable loans and leases....................    457,695        36,452     10.62          370,704        29,044       10.45
Tax exempt loans............................      9,583           657      9.14            5,890           425        9.62
                                               --------     ---------    ------        ---------     ---------      ------

Total.......................................    567,930     $  41,899      9.84%         499,572     $  34,930        9.32%
                                                            =========    ======                      =========      ======

Noninterest earning assets..................     51,585                                   36,132
Allowance for loan and lease losses........      (5,021)                                  (4,618)
                                               --------                                ---------

Total assets................................   $614,494                                $ 531,086
                                               ========                                =========

Liabilities:
Interest-bearing demand deposits............   $ 69,807     $   1,211      2.31%       $  64,781     $   1,086        2.24%
Money market deposits.......................     66,712         1,892      3.78           50,758         1,358        3.57
Savings deposits............................     32,736           578      2.35           31,011           566        2.43
Time deposits...............................    294,496        12,673      5.74          258,353        11,091        5.72
Federal funds purchased.....................      1,735            79      6.07            2,885           128        5.92
Other short-term borrowings.................      2,412            83      4.59            2,245            77        4.57
Long-term borrowings........................     26,293         1,634      8.29           27,669         1,701        8.20
                                               --------     ---------    ------        ---------     ---------      ------

Total.......................................    494,191     $  18,150      4.90%         437,702     $  16,007        4.88%
                                                            =========    ======                      =========      ======

Noninterest-bearing liabilities:
  Demand deposits...........................     63,941                                   50,291
  Accrued expense and other liabilities.....     13,117                                    9,436
                                               --------                                ---------

Total liabilities...........................    571,249                                  497,429

Stockholders' equity........................     43,245                                   33,657
                                               --------                                ---------

Total liabilities and equity................   $614,494                                $ 531,086
                                               ========                                =========

Net interest income.........................                $  23,749                                $  18,923
                                                            =========                                =========

Net interest spread.........................                               4.94%                                      4.44%
                                                                         ======                                     ======
Net interest margin.........................                               5.58%                                      5.05%
                                                                         ======                                     ======

Notes: Interest income for tax-exempt securities and loans is shown on a fully taxable-equivalent basis. The adjustments for the nine months ended September 30, 1997 and 1996 were $498,000 and $508,000, respectively.

Average Balance Sheets and Analysis of Net Interest Margin
(Taxable-equivalent basis)

                                                                            Year Ended December 31,
                                    ------------------------------------------------------------------------------------------------
                                                 1996                               1995                             1994
                                    --------------------------------   -------------------------------   ---------------------------
                                    Average    Total        Average    Average    Total       Average    Average   Total     Average
                                    Balance    Interest      Rate      Balance    Interest      Rate     Balance   Interest   Rate
                                    -------    --------    ---------   -------    --------   ---------   -------   --------  -------
                                                                           (Dollars in thousands)
Assets:
Federal funds sold...............   $ 10,889   $    586      5.38%     $  11,153  $    659      5.91%   $   4,195  $     163   3.89%
Taxable securities...............     88,428      5,627      6.36         79,686     4,738      5.95       75,226      3,835   5.10
Tax-exempt securities............     20,408      1,400      6.86         25,957     1,807      6.96       26,983      1,877   6.96
Taxable loans and leases.........    386,790     39,995     10.34        338,480    34,028     10.05      294,816     27,129   9.20
Tax exempt loans.................      6,171        589      9.54          3,589       379     10.56        3,192        325  10.18
                                    --------   --------    ------      ---------  --------   -------    ---------  ---------  -----

Total............................    512,686   $ 48,197      9.40%       458,865  $ 41,611      9.07%     404,412  $  33,329   8.24%
                                               ========    ======                 ========   =======               =========  =====

Noninterest earning assets.......     34,276                              28,247                           24,441
Allowance for loan and lease
   losses........................     (4,466)                             (4,212)                          (3,821)
                                    --------                           ---------                        ---------

Total assets.....................   $542,496                           $ 482,900                        $ 425,032
                                    ========                           =========                        =========

Liabilities:
Interest-bearing demand deposits.   $ 65,480   $  1,480      2.26%     $  58,303  $  1,241      2.13%   $  59,060  $   1,188   2.01%
Money market deposits............     52,981      1,922      3.63         45,022     1,692      3.76       47,244      1,422   3.01
Savings deposits.................     31,134        759      2.44         31,725       809      2.55       33,885        819   2.42
Time deposits....................    263,926     15,190      5.76        234,976    13,346      5.68      195,283      8,587   4.40
Federal funds purchased..........      7,800        468      6.00          6,819       401      5.88       10,316        523   5.07
Long-term borrowings.............     24,275      2,027      8.35         25,154     2,440      9.70       10,921        825   7.55
                                    --------   --------    ------      ---------  --------   -------    ---------  ---------  -----

Total............................    445,596   $ 21,846      4.90%       401,999  $ 19,929      4.96%     356,709  $  13,364   3.75%
                                               ========    ======                 ========   =======               =========  =====

Noninterest-bearing liabilities
  Demand deposits................     52,669                              44,418                           56,142
  Accrued expenses and other
     liabilities.................      8,269                               7,400                          (10,285)
                                    --------                           ---------                        ---------

Total liabilities................    506,534                             453,817                          402,566

Stockholders' equity.............     37,560                              29,083                           23,082
                                    --------                           ---------                        ---------

Total liabilities and equity.....   $542,496                           $ 482,900                        $ 425,032
                                    ========                           =========                        =========

Net interest income..............              $ 26,351                           $ 21,682                         $  19,965
                                               ========                           ========                         =========

Net interest spread..............                            4.50%                              4.11%                          4.49%
                                                           ======                            =======                          =====

Net interest margin..............                            5.14%                              4.73%                          4.94%
                                                           ======                            =======                          =====

Notes: Interest income for tax-exempt securities and loans is shown on a fully taxable-equivalent basis. The adjustments for 1996, 1995 and 1994 were $676,000, $743,000 and $749,000, respectively, based on a marginal income tax rate of 34%.

Changes in Net Interest Income
(Taxable-equivalent basis)

                                              September 30,                           Year Ended December 31,
                                     -----------------------------  ---------------------------------------------------------
                                         1997     vs.    1996            1996    vs.    1995          1995    vs.    1994
                                     -----------------------------  ----------------------------  ---------------------------
                                            Change  Due to                   Change Due to              Change Due to
                                     -----------------------------  ----------------------------  ---------------------------
                                     Rate        Volume        Net  Rate         Volume      Net  Rate       Volume       Net
                                     ----        ------        ---  ----         ------      ---  ----       ------       ---
                                                                             (In thousands)
Increase (decrease) in interest
   income
Federal funds sold.................  $    (12)  $    97    $    85  $   (57)   $    (16)  $  (73) $   226  $    270   $   496
Taxable securities.................       346      (833)      (487)     369         520      889      677       226       903
Tax-exempt securities..............        13      (282)      (269)     (21)       (386)    (407)       1       (71)      (70)
Taxable loans and leases...........       592     6,816      7,408    1,110       4,857    5,967    2,881     4,018     6,899
Tax exempt loans...................       (34)      266        232      (63)        273      210       14        40        54
                                     --------   -------    -------  -------    --------   ------  -------  --------   -------

Change in interest income..........       905     6,064      6,969    1,338       5,248    6,586    3,799     4,483     8,282
                                     --------   -------    -------  -------    --------   ------  -------  --------   -------

Increase (decrease) in interest
   expense
Interest-bearing demand deposits...        41        84        125       86         153      239       68       (15)       53
Money market deposits..............       107       427        534      (69)        299      230      337       (67)      270
Savings deposits...................       (19)       31         12      (35)        (15)     (50)      42       (52)      (10)
Time deposits......................        30     1,552      1,582      199       1,645    1,844    3,014     1,745     4,759
Federal funds purchased............         2       (51)       (49)       9          58       67       55      (177)     (122)
Other short-term borrowings........        --         5          5       --          --       --       --        --        --
Long-term borrowings...............        18       (85)       (67)    (328)        (85)    (413)     540     1,075     1,615
                                     --------   -------    -------  -------    --------   ------  -------  --------   -------

Change in interest expense.........       179     1,963      2,142     (138)      2,055    1,917    4,056     2,509     6,565
                                     --------   -------    -------  -------    --------   ------  -------  --------   -------

Change in net interest income......  $    726   $ 4,101    $ 4,827  $ 1,476    $  3,193   $4,669  $  (257) $  1,974   $ 1,717
                                     ========   =======    =======  =======    ========   ======  =======  ========   =======

         Notes: Interest income for tax-exempt securities and loans is shown on a fully taxable-equivalent basis. The adjustments for the nine months ended September 30, 1997 and 1996 and for the years ended December 31, 1996, 1995 and 1994 were $498,000, $508,000, $676,000, $743,000 and
         $749,000, respectively, based on a marginal income tax rate of 34%.

         Rate change is computed as the difference in the rate between the current and prior year times the volume of the current year, while the volume change is computed as the difference in volume between the current and prior year times the prior year's rate. The rate/volume variance is allocated entirely to rate change.

Earnings Analysis

         Performance Summary. Liberty's net income for the nine months ended September 30, 1997 was $6.3 million, which is a 39% increase from the same period last year. This increase is primarily due to an increase in net interest income caused by a 16% increase in deposits and a 23% increase in loans.

         The nine month period ended September 30, 1997 benefitted from a 26% increase in net interest income, but was offset by an increase in loan loss provision, due to an increase in total loans, and an increase in non-interest expenses, due to the start up expenses of opening eight de novo branch offices. The increase in net interest income was due to a 23% increase in average loans and a 52 basis point increase in net interest income divided by averaging assets.

         Liberty reported consolidated net earnings for the year ended December 31, 1996 of $4.8 million, a decrease of $1.4 million from 1995 net earnings of $6.3 million. The decrease was attributable to one time merger expenses of $1.2 million. These one time expenses consisted of an expense for a deferred compensation agreement for W. A. Krause, stockholder and director, for $1.1 million, and professional fees to accountants and attorneys for $100,000.

         Earnings for the year ended December 31, 1996 benefited from an increase in net interest income but were partially offset by higher loan loss provision and noninterest expenses. Increases in net interest income and non-interest income benefitted 1995 earnings compared to 1994, as well as a reduction in the loan loss provision for that year.

Components of Net Income

                                          Nine Months Ended
                                            September 30,                   Year Ended December 31,
                                         -------------------           ---------------------------------
                                         1997           1996           1996          1995           1994
                                         ----           ----           ----          ----           ----
                                                                (In thousands)
Net interest income..................... $   23,252     $  18,415      $ 25,675      $   20,939     $  19,216
Provisions for loan and lease losses....      2,351           659         1,462             819           894
Noninterest income......................      4,970         3,791         4,839           5,473         3,825
Noninterest expense.....................     16,606        14,362        20,968          16,347        14,628
                                         ----------     ---------      --------      ----------     ---------
Income before income taxes..............      9,265         7,185         8,084           9,246         7,519
Provision for income taxes..............      2,962         2,653         3,249           2,977         2,508
                                         ----------     ---------      --------      ----------     ---------
     Net income......................... $    6,303     $   4,532      $  4,835      $    6,269     $   5,011
                                         ==========     =========      ========      ==========     =========

Return on Average Assets and Equity (Taxable Equivalent Basis)

                                              Nine Months Ended
                                                September 30,                   Year Ended December 31,
                                         ----------------------------   ------------------------------------
                                           1997              1996           1996          1995           1994
                                          ------            ------         ------        ------         -----
(Percentage of Average Assets)
Net interest income.....................   5.15%            4.63%          4.86%          4.49%          4.70%
Provision for loan and lease losses.....   0.51             0.17           0.27           0.17           0.21
Noninterest income......................   1.08             0.95           0.89           1.13           0.90
Noninterest expenses....................   3.60             3.60           3.87           3.39           3.44
Provision for income taxes..............   0.64             0.67           0.60           0.62           0.59

Return on average assets................   1.37             1.14           0.89           1.30           1.18
Average assets to average equity........  14.21            15.75          14.44          16.60          18.41

Return on average equity................  19.47            17.95          12.85          21.58          21.72

         Liberty's return on average assets ("ROA") increased from 1.14% to 1.37% comparing the nine month periods ending September 1997 to September 1996. Most significant to this increase is a 52 basis point increase in Liberty's earning asset yield combined with a 14% increase in average earning assets.

         Liberty's return on average assets was .89% for the year ended December 31, 1996, compared to 1.30% and 1.18% for 1995 and 1994, respectively. Contributing to the decline in ROA in 1996 were one time expenses amounting to
 .35% of average assets and 5.06% of stockholders' equity.

Net Interest Income

         For the nine months ended September 30, 1997 and 1996, respectively, Liberty's net interest income was $23.3 million and $18.4 million, respectively. Taxable-equivalent net interest income was $23.7 million and $18.9 million. Comparing the nine months ended September 30, 1997 to September 30, 1996, average interest earning assets increased 13.7%, while the net interest margin increased 53 basis points or a 10.5% increase.

         Net interest income is the excess of the interest and fees received on interest earning assets over the interest expense paid on interest-bearing liabilities, while the taxable-equivalent net interest income includes an adjustment to ensure that interest income on taxable and nontaxable assets is comparable. Net interest income totaled $25.7 million for the year ended December 31, 1996, $20.9 million for the year ended December 31, 1995 and $19.2 million for the year ended December 31, 1994. Taxable-equivalent net interest income was $26.4 million in 1996, $21.7 million in 1995 and $20.0 million in 1994.

         Liberty has experienced significant growth in net interest income due primarily to an increase from internal earning asset growth and effective management of overall interest rate sensitivity and liquidity. During 1996, a 11.7% growth in average earning assets and a 41 basis point increase in net interest margin resulted in a 8.7% increase in net interest margin.

Net Interest Spread and Margin

                                           Nine Months Ended
                                             September 30,                      Year Ended December 31,
                                         ----------------------------     ----------------------------------
                                          1997              1996           1996          1995           1994
                                         ------            ------         ------        ------         -----
(Taxable Equivalent Basis)
Yield on interest earning assets........   9.84%           9.32%          9.40%          9.07%          8.24%
Rate on interest-bearing liabilities....   4.90            4.88           4.90           4.96           3.75
                                           ----            ----           ----           ----           ----
     Net interest spread................   4.94            4.44           4.50           4.11           4.49
Noninterest-bearing funds contribution..   0.64            0.61           0.64           0.62           0.45
                                           ----            ----           ----           ----           ----
     Net interest margin................   5.58%           5.05%          5.14%          4.73%          4.94%
                                           ====            ====           ====           ====           ====

         Net interest spread is the difference between the yield on interest earning assets and the rate paid on interest-bearing liabilities, while net interest margin includes the benefit of noninterest-bearing funds. Management attempts to maintain an appropriate mixture of interest sensitive assets and liabilities to stabilize net interest income in times of volatile market interest rates.

         The net interest margin increased from 5.05% to 5.58% from September 30, 1996 to 1997. Comparing the September 1997 to 1996 time periods, net interest income increased $4.8 million due to a rate variance of $726,000 and a volume variance of $4.1 million.

         Short-term interest rates increased during 1994 as much as 300 basis points, and then beginning early in 1995 began to ease back, until by the end of 1995 they had fallen by approximately 100 basis points from their earlier peak. During 1996 short-term rates again increased over 100 basis points before declining 50 basis points during the last half of 1996. Liberty's net interest margin was 4.94% in 1994, declined to 4.73% in 1995 and increased to 5.14% in 1996. The fluctuation in net interest margin from 1994 to 1995 consisted of a negative rate variance of $257,000 and a positive volume variance of $2.0 million for a total variance of a positive $1.7 million. The change from 1995 to 1996 consisted of a positive rate variance of $1.5 million and a positive volume variance of $3.2 million for a total positive variance of $4.7 million.

Noninterest Income

                                              Nine Months Ended                         For the
                                                September 30,                    Year Ended December 31,
                                         ----------------------------     ----------------------------------
                                          1997              1996           1996          1995           1994
                                         ------            ------         ------        ------         -----
                                                                        (In thousands)
Service charges and fees...............  $    1,764        $   1,456      $  2,009      $   1,828      $  1,772
Insurance commissions..................         482              487           704            674           550
Gain on sale of bank branch............          --               --            --          1,108            --
Gain (loss) on sale of securities......          80               10            47             (4)           11
Other..................................       2,644            1,838         2,079          1,867         1,492
                                         ----------        ---------      --------      ---------     ---------
     Total.............................  $    4,970        $   3,791      $  4,839      $   5,473      $  3,825
                                         ==========        =========      ========      =========     =========

         During the nine months ended September 30, 1997 and 1996, noninterest income increased 31% or $1.2 million due to the increase in deposit account service charges and other noninterest income. Comparing the September periods, other noninterest income increased by $806,000 or 44%, primarily due to an increase in other income.

         Management's ability to provide diversified financial services to its customers has created steady growth in noninterest income. Total noninterest income increased by 11% in 1996 to $4.8 million, excluding the gain on sale of branch bank of $1.1 million in 1995. During 1995, noninterest income, excluding the $1.1 million gain on sale of a branch office, showed an increase of $540,000 or 14% over 1994.

         Deposit account service charge income increased during 1996 and 1995 by $181,000 and $56,000, respectively due to an increase in the number of accounts. Similarly, in 1995 other noninterest income totaled $1.9 million, increasing from $1.5 million in 1994 which was primarily due to increased miscellaneous income and an increase in credit card noninterest income.

Noninterest Expense

                                           Nine Months Ended                          For the
                                              September 30,                    Year Ended December 31,
                                         -------------------------       ----------------------------------
                                          1997             1996           1996          1995           1994
                                         ------           ------         ------        ------         -----
                                                                    (In thousands)
Personnel..............................  $    8,511        $   6,906      $ 10,923      $    7,897     $   6,721
Occupancy..............................       2,021            1,548         2,158           1,927         1,762
Data processing........................         586              525           712             613           316
Advertising and promotion..............         545              452           663             428           284
Professional fees......................         530              345           548             363           185
FDIC insurance.........................          69              657           678             536           837
Amortization of intangible assets......         479              552           747             620           945
Other..................................       3,865            3,377         4,539           3,963         3,578
                                         ----------        ---------      --------      ----------     ---------
                                         $   16,606        $  14,362      $ 20,968      $   16,347     $  14,628
                                         ==========        =========      ========      ==========     =========

         Comparing nine month periods ending September 30, non-interest expense increased to $16.6 million from $14.4 million, however as a percentage of average assets non-interest expense remained at 3.60%.

         Total noninterest expenses increased by $4.6 million in 1996 compared to 1995, and $1.7 million in 1995, compared to 1994. Total noninterest expense as a percentage of average assets increased to 3.87% in 1996 from 3.39% in 1995, and 3.44% in 1994. The increase in 1996 was primarily due to $1.1 million in merger related expenses. Also contributing to the increase was additional personnel and other expenses due to the opening of eight new branch offices.

         A significant development during 1995 was the reduction in FDIC deposit insurance premiums for commercial banks from $.23 per $100 of deposits to $.04 per $100 of deposits effective as of June 1, 1995. This resulted in a $301,000 reduction in Liberty's FDIC insurance expense during 1995. All Liberty's banks and thrift currently maintain a "well-capitalized" status which qualify them for the lowest applicable FDIC premium rates. In addition, starting January 1, 1996, the commercial bank deposit premium was further lowered to .064% of insured deposits.

         In 1996 Federal legislation required the recapitalization of the FDIC's Savings Association Insurance Fund ("SAIF"). This legislation called for all financial institutions with deposits insured by the FDIC under the SAIF to pay an assessment at the rate of $.657 per $100 on SAIF insured deposit levels as of March 31, 1995. Liberty's assessment (for its one thrift subsidiary) was $477,000, net of an income tax benefit of $181,000, which reduced 1996 net income by $296,000 or $.04 per share. Excluding the special one-time charge, net income for 1996 was $5.1 million or $.59 per share.

Asset-Liability Management

         Asset-Liability management encompasses both the maintenance of adequate liquidity and the management of interest rate sensitivity. Liquidity management involves planning to meet anticipated funding needs, while interest rate sensitivity management attempts to provide the optimal level of net interest income while managing exposure to risks associated with interest rate movements.

         Liquidity. Core deposits have historically provided Liberty with a major source of stable and relatively low cost funding. Secondary sources of liquidity include federal funds sold, maturing securities and loans, securities available for sale, and borrowed funds. In the normal course of business, Liberty has established short-term lines of credit for management of daily liquidity needs. At December 31, 1996, these unused lines of credit aggregated $61 million.

         During 1996, cash and cash equivalents increased to $40.2 million at year-end compared to $28.6 million at the end of 1995. The $11.6 million increase was provided by $13.0 million of operating activities, $68.1 million of financing activities, and a usage of $69.5 million of investing activities.

         Interest Rate Sensitivity. Interest rate sensitivity has traditionally been measured by gap analysis, which represents the difference between assets and liabilities that reprice in certain time periods. The method, while useful, has a number of limitations as it is a static point-in-time measurement and does not take into account the varying degrees of sensitivity to interest rates within the balance sheet. As shown on the following table, on a static-gap basis, the cumulative ratio of interest rate sensitive assets to interest sensitive liabilities in a one-year time frame was 1.02, and as a percentage of assets was 1.27%.

         Because of the inherent limitations of gap analysis, Liberty relies on experienced management who price loans and deposits, as well as post event margin analysis that compares actual performance to budget. Management monitors the rate sensitivity and liquidity positions on an ongoing basis and, when necessary, appropriate action is taken to minimize any adverse effects of rapid interest rate movements or any unexpected liquidity concerns.

Interest Rate Sensitivity
                                                                 At December 31, 1996
                                      --------------------------------------------------------------------------
                                        0-30         31-90        91-180       180-365      Over 1
                                        Days         Days          Days         Days         Year         Total
                                      --------------------------------------------------------------------------
                                                                     (Dollars in thousands)
Rate sensitive assets:
---------------------

Federal funds sold..................  $  11,968    $      --    $      --    $      --    $      --     $ 11,968
Investment securities...............      3,941        5,112        7,607       10,442       70,377       97,479
Loans/leases........................    122,118       47,503       43,555       54,764      169,192      437,132
                                      ---------    ---------    ---------    ---------    ---------     --------
   Total rate sensitive assets......    138,027       52,615       51,162       65,206      239,569      546,579
                                      ---------    ---------    ---------    ---------    ---------     --------

Rate sensitive liabilities:
--------------------------

Now accounts........................     22,033           --           --           --       34,044       56,077
Super NOW accounts..................      5,608           --           --           --        8,683       14,291
Savings accounts....................     15,422           --           --           --       16,049       31,471
Money market deposit accounts.......     29,987           --           --           --       31,841       61,828
IRA accounts........................      2,674        1,860        2,098        4,121       10,058       20,811
Certificate of deposit accounts.....     21,819       44,681       42,961       84,047       70,891      264,399
Customer REPOs......................      2,333           --           --           --           --        2,333
Federal funds purchased.............      8,780           --           --           --           --        8,780
Other...............................     11,653           --           --           --        9,926       21,579
                                      ---------    ---------    ---------    ---------    ---------     --------
   Total rate sensitive liabilities.    120,309       46,541       45,059       88,168      181,492      481,569
                                      ---------    ---------    ---------    ---------    ---------     --------

Demand deposits, net of cash
  and due from banks................         --           --           --           --       35,689       35,689
Other, net..........................         --           --           --           --       31,047       31,047
                                      ---------    ---------    ---------    ---------    ---------     --------

Total sources of funds..............    120,309       46,541       45,059       88,168      248,228      548,305
                                      ---------    ---------    ---------    ---------    ---------     --------

Interest sensitivity gap............  $  17,718    $   6,074    $   6,103    $ (22,962)   $  (8,659)    $ (1,726)
                                      =========    =========    =========    =========    =========     ========
Ratio...............................     114.73%      113.05%      113.54%       73.96%       96.51%       99.69%
                                      =========    =========    =========    =========    =========     ========

Cumulative gap......................  $  17,718    $  23,792    $  29,895    $   6,933    $  (1,726)    $ (1,726)
                                      =========    =========    =========    =========    =========     ========

Cumulative gap to total assets......                    4.35%        5.47%        1.27%       (0.32)%
                                                   =========    =========    =========    =========

Ratio cumulative....................     114.73%      114.26%      114.11%      102.31%       99.69%
                                      =========    =========    =========    =========    =========


Capital Resources

                                                                                          1996 Regulatory
                                           At                                           Capital Requirements
                                       September 30,          At December 31,       -----------------------------
                                    -----------------      ------------------          Well             Minimum
                                     1997        1996      1996         1995        Capitalized       Requirement
                                    -----------------------------------------------------------------------------
Tier 1 risk-based capital          $ 42,708    $ 35,030    $   35,479   $  31,236   $  26,000          $ 17,300
Total risk-based capital             48,131      39,419        39,925      35,518      43,300            34,600
Tier 1 to Average Assets             42,708      35,030        35,479      31,236      27,700            22,200

         Banking is an extensively regulated industry. To maintain the shareholders' and customers' security, banking regulatory agencies have set forth capital requirements based upon the relative risk of different assets held by banks. All of Liberty's banks have always exceeded the "well-capitalized" regulatory capital requirements. Dividends received from Liberty's subsidiaries are the primary source of funds available to Liberty for acquisitions, and for debt repayment. State and federal banking regulations require minimum capital levels to be maintained and impose certain restrictions on the amount of cash dividends that subsidiaries can pay to their parent company in any given year. See "Regulation -- Regulation of the Liberty Banks -- Capital Adequacy" and " -- Payment of Dividends."

         Liberty had no significant commitments for capital expenditures at December 31, 1996.

Analysis of Financial Condition

         Federal Funds and Securities. Liberty's core deposits have historically provided adequate funding to satisfy customer loan demand. Any excess funds are invested in federal funds sold or securities. Also, on a daily basis, Liberty purchases federal funds from its correspondent banks as a correspondent banking service.

         At September 30, 1997, total securities were $74.5 million compared to $103.3 million the prior September 1996 period, a decrease of 28%. Liberty downsized it securities portfolio by utilizing maturing securities to satisfy increased loan demand. Liberty's securities portfolio had an average maturity of
3.4 years at December 31, 1996, compared to 1.3 years and 3.0 years at December 31, 1995 and 1994, respectively.

         Liberty does not engage in any speculative trading with its securities portfolio. Management feels that while these transactions may offer benefits to some investors, Liberty's balance sheet is more efficiently managed with conventional strategies.

         Loans. Management's ability to lend money at profitable rates to attract borrowers is greatly affected by economic conditions. Loan growth during 1996 benefitted from the favorable economic conditions in Liberty's market area. Total loans grew by 23% comparing the September 30 1997 and 1996 periods reaching $512 million at September 30, 1997 and by 25% from 1995 to 1996, reaching $437 million at December 31, 1996. Consumer loans led all loan categories with an 66% increase, followed by leases with an 35% growth during 1996. Increases in commercial and real estate loans were 25% and 11%, respectively, from 1995 to 1996.

         Deposits and Borrowings. Customer deposits are the principal source of funds available for lending and investing activities. Deposit levels were up from $480 million to $557 million comparing September 30, 1997 and 1996 periods and up from $444 million the previous year to $513 million at December 31, 1996. Liberty's loan-to-deposit ratio increased from 79% in 1995 to 85% in 1996. Supplementing the funding provided by customer deposits, Liberty utilizes a variety of other funding sources including Federal Home Loan Bank borrowings and federal funds purchased from other banks.

         Borrowings. During 1996, Liberty reduced its borrowing costs by reducing long-term borrowings from $24.0 million in 1995 to $21.6 million in 1996 and $21.0 million at September 30,1997.

Credit Risk Management

         Credit Origination, Management, and Review. The management of Liberty believes that sound lending represents a desirable and profitable means of employing bank funds. At the same time, management considers asset quality to be paramount. To balance growth objectives and asset quality requirements, approval and review controls have been in place for several years.

         Credit approval functions consists of four tiers. Loan officers have individual approval authorities that reflect their expertise and experience. Loan requests over individual officer authorities must receive loan committee approval.

Each Liberty Bank has its own loan committee with an assigned maximum approval authority. Loan requests exceeding these loan committee authorities must be approved by representatives of Liberty. These representatives serve as the designees of the Liberty Financial Board of Directors. The largest loan relationships require review and approval by Liberty's Board.

         This tiered approval function ensures extensions of credit meet Liberty policy guidelines and prudent underwriting standards. Also, it ensures proper documentation is received, analyzed, and processed. Once a credit is extended, the borrower's financial condition is continually monitored to assess asset quality. In addition, a holding company loan review process evaluates credit quality, risk rating accuracy, policy compliance, and the strength of control functions through annual onsite activities.

         A uniform credit risk rating system is utilized by all Liberty subsidiaries. This allows for consistent risk analysis on a company-wide basis. Upon identification of increased credit risk, loans are placed in watch list categories and receive increased attention from senior bank management and representatives of Liberty. The credit risk rating system drives the process of determining the adequacy of the allowance for loan losses. And, the results of the allowance adequacy analysis prompts decisions for expensing provisions for loan losses.

         Allowance for Loan and Lease Losses. The allowance for loan and lease losses is a valuation reserve for estimated losses inherent in the loan portfolio. Actual credit losses, net of recoveries, are deducted from the allowance for loan and lease losses when the occur. Factors considered in the evaluation of the allowance level include estimated future losses in the loan and lease portfolio based on historical loss experience in homogeneous loan and lease pools. The historical loss ratios are adjusted to consider local and national economic trends, concentrations of credit, lending staff expertise and turnover, and trends in portfolio quality, volume, and composition. This analysis is completed monthly. Adjustments to historical loss ratios are made quarterly. However, actual losses could differ significantly from the amounts estimated by management.

         SFAS No. 114 "Accounting for Creditors for Impairment of a Loan," and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," was adopted January 1, 1995. Adopting these standards resulted in no initial increase to either the allowance for loan losses or the provision for loan losses for Liberty.

         The balance in the allowance for loan and lease losses was $4.4 million at December 31, 1996. This represented 1.02% of total loans and leases and 173% of nonperforming assets as of that same date. At December 31, 1995, the allowance stood at $4.3 million or 1.22% of total loans and leases and 337% of nonperforming assets. The 1994 loan and lease loss allowance was $4.2 million representing 1.33% of total loans and leases, and 365% of nonperforming assets as of December 31, 1994.

         The lower allowance-to-loans percentages in 1995 and 1996 reflect not only a marked increase in total loans, but also the change in allowance for loan loss analysis. Prior to 1995, Liberty reserved 1% for most loan portfolios and provided for specific reserves on identified and potential problem loans. During 1995, Liberty adopted a practice of identifying homogeneous loan pools and applying adjusted historical loss ratios, as well as specific reserves for problem loans, in calculating the adequacy of the allowance. Management ensures the actual balance of the allowance for loan losses does not materially fall below the calculated required loan loss reserve amount.

         Net charge offs totaled $1.8 million, $749,000, and $90,000 for the three years ending December 31, 1996, 1995, and 1994, respectively. As a percentage of average loans, net charge offs were 0.46% for 1996, 0.22% in 1995, and 0.03% in 1994. Over the last five years Liberty's net charge offs have averaged 0.22% of average loans.
Liberty's provision for loan losses was $1.5 million in 1996, $819,000 in 1995, and $894,000 in 1994.

Risk Element Loans

                                                                                At December 31,
                                                                 --------------------------------------------
                                                                  1996               1995               1994
                                                                 ------             ------             ------
                                                                           (Dollars in thousands)
Loans past due 90 days or more................................   $    278           $     147          $   109
Nonaccrual loans.............................................       1,159                 500              566
                                                                 --------           ---------          -------
     Total nonperforming loans................................      1,437                 647              675
Restructured loans............................................        160                 647              930
Potential problem loans.......................................      3,007               2,214            1,281
                                                                 --------           ---------          -------
     Total risk element loans.................................   $  4,604           $   3,211          $ 2,886
                                                                 ========           =========          =======

         Liberty has experienced considerable loan growth. Total loan volume grew at rates of 25% for 1996, 11% in 1995, and 17% for 1994. Nonperforming loan and nonperforming asset volume remained relatively unchanged until 1996. Nonperforming loan volume increased 122% and nonperforming asset volume increased 102% in 1996. Much of the increase in nonperforming assets is attributable to a single large parcel of foreclosed commercial real estate. Other significant items contributing to the nonperforming asset total and percentages include some larger nonaccruing leases and repossessed lease equipment.

         Expressed as a percentage of total loans and foreclosed property, nonperforming assets increased from 0.36% for years ending 1994 and 1995 to 0.59% for December 31, 1996. While the 1996 ratios are within acceptable Liberty parameters, action has been taken to reduce the ratios. Liberty has maintained a community-based banking focus and will continue to follow prudent lending policies.

         In addition to nonperforming and restructured loans at December 31, 1996, Liberty management identified loans totaling just over $3 million for which payments were current, but the borrowers were experiencing financial difficulties. The potential problem loans included loans identified by the credit review process as being inadequately protected by the current net worth and payment capacity of the borrowers, or of the collateral pledged.

     Foreclosed property increased to $1.1 million at December 31, 1996. Foreclosed property totaled $623,000 and $477,000 for the years ending 1995 and 1994, respectively.

         Agricultural loans are the only industry concentration that exceeded 10% of total loans. At December 31, 1996, agricultural production and intermediate capital loans totaled $50.3 million, or 11.5% of total loans. Such loans are collateralized by property located primarily in Iowa. Agricultural real estate loans totaled $32.3 million, or 7.4% of total loans on December 31, 1996.

Income Tax Expense

         Liberty's effective income tax rate was 32.0% and 36.9% for the nine month periods ending September 30, 1997 and 1996, respectively. Liberty's effective income tax rate increased to 40.2% in 1996 up from 32.2% in 1995, and up from 33.4% in 1994. The effective income tax rates differ from the marginal income tax rate of 35% primarily because of interest income on tax-exempt securities and loans and intangible amortization. Liberty's reduction of its investment in tax-exempt obligations, as well as the amortization of intangible assets, have contributed to the effective rate changes.

                                  REGULATION

Regulation of Liberty

         General. Liberty is a bank holding company within the meaning of the BHCA. As such, it is registered with the Federal Reserve Board and subject to Federal Reserve Board regulation, examination, supervision and reporting requirements. As a bank holding company, Liberty is required to furnish to the Federal Reserve Board annual and quarterly reports of its operations at the end of each period and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. Liberty is also subject to regular examination by the Federal Reserve Board.

         Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before (i) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company.

         Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Effective September 29, 1995, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") allows the Federal Reserve Board to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The Federal Reserve Board may not approve the acquisition of bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Riegle-Neal Act also prohibits the Federal Reserve Board from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Riegle-Neal Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit contained in the Riegle-Neal Act.

         Additionally, beginning June 1, 1997, the federal banking agencies were authorized to approve interstate merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks opted out of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applied equally to all out-of-state banks and expressly prohibited merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Interstate mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration amounts described above.

         The BHCA also prohibits, with certain exceptions, a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The activities of Liberty are subject to these legal and regulatory limitations under the BHCA and the Federal Reserve Board's regulations thereunder. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

     Capital Adequacy. The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "-- Regulation of the Liberty Banks -- Capital Adequacy."

         Dividends and Distributions. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality, and overall financial condition.

         Bank holding companies are required to give the Federal Reserve Board notice of any purchase or redemption of their outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the bank holding company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Bank holding companies whose capital ratios exceed the thresholds for "well capitalized" banks on a consolidated basis are exempt from the foregoing requirement if they were rated composite 1 or 2 in their most recent inspection and are not the subject of any unresolved supervisory issues.

Regulation of the Liberty Banks

         General. Liberty's eight banking subsidiaries are subject to supervision and regulation by various state and federal regulatory authorities depending on their charter. All of the Liberty Banks that are state chartered banks are subject to regulation, supervision and examination by the FDIC and the state banking authorities of the states in which they are located (either Iowa or Arizona). The one Liberty Bank that is a national bank is subject to regulation, supervision and examination by the OCC and the FDIC. The one Liberty Bank that is a federal savings bank is subject to regulation, supervision and examination by the OTS and the FDIC. These state and federal regulatory authorities have the power to examine the operations of the Liberty Banks and are authorized to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe and unsound banking practices or other violations of law.

         Capital Adequacy. Liberty and each of the Liberty Banks are required to comply with the capital adequacy standards established by their appropriate federal regulator. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be met for a bank holding company to be considered "well-capitalized."

         The risk-based capital rules of the Federal Reserve Board and the OCC require bank holding companies and national banks to maintain minimum regulatory capital levels based upon a weighting of their assets and off-balance sheet obligations according to risk. The risk-based capital rules have two basic components: a core capital (Tier 1) requirement and a supplementary capital (Tier 2) requirement. Core capital consists primarily of common stockholders' equity, certain perpetual preferred stock (which must be noncumulative with respect to banks), and minority interests in the equity accounts of consolidated subsidiaries; less all intangible assets, except for certain purchased mortgage servicing rights and purchased credit card relationships. Supplementary capital elements include, subject to certain limitations, the allowance for losses on loans and leases; perpetual preferred stock that does not qualify as Tier 1 capital and long-term preferred stock with an original maturity of at least 20 years from issuance; hybrid capital instruments, including perpetual debt and mandatory convertible securities; and subordinated debt and intermediate-term preferred stock.

         The risk-based capital regulations assign balance sheet assets and credit equivalent amounts of off-balance sheet obligations to one of four broad risk categories based principally on the degree of credit risk associated with the obligor. The assets and off-balance sheet items in the four risk categories are weighted at 0%, 20%, 50% and 100%. These computations result in the total risk-weighted assets. The risk-based capital regulations require all banks and bank holding companies to maintain a minimum ratio of total capital to total risk-weighted assets of 8%, with at least 4% as core capital. For the purpose of calculating these ratios: (i) supplementary capital will be limited to no more than 100% of core capital; and (ii) the aggregate amount of certain types of supplementary capital will be limited. In addition, the risk-based capital regulations limit the allowance for loan losses includable as capital to 1.25% of total risk-weighted assets.

         OCC regulations and guidelines additionally specify that national banks with significant exposure to declines in the economic value of their capital due to changes in interest rates may be required to maintain higher risk-based capital ratios. The federal banking agencies, including the OCC, have proposed a system for measuring and assessing the exposure of a bank's net economic value to changes in interest rates. The federal banking agencies, including the OCC, have stated their intention to propose a rule establishing an explicit capital charge for interest rate risk based upon the level of a bank's measured interest rate risk exposure after more experience has been gained with the proposed measurement process. Federal Reserve Board regulations do not specifically take into account interest rate risk in measuring the capital adequacy of bank holding companies.

         The OCC has issued final regulations which classify national banks by capital levels and which provide for the OCC to take various prompt corrective actions to resolve the problems of any bank that fails to satisfy the capital standards. Under such regulations, a well-capitalized bank is one that is not subject to any regulatory order or directive to meet any specific capital level and that has or exceeds the following capital levels: a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6%, and a leverage ratio of 5%. An adequately capitalized bank is one that does not qualify as well-capitalized but meets or exceeds the following capital requirements: a total risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the bank has the highest composite examination rating. A bank not meeting these criteria is treated as undercapitalized, significantly undercapitalized, or critically undercapitalized depending on the extent to which the bank's capital levels are below these standards. A national bank that falls within any of the three undercapitalized categories established by the prompt corrective action regulation will be subject to severe regulatory sanctions.

         The Liberty Bank that is a federally chartered thrift is subject to minimum capital adequacy requirements established by the OTS, which are substantially similar to the requirements of the FRB. Under OTS regulations, savings associations must maintain "tangible" capital equal to 1.5% of adjusted total assets (the tangible capital requirement), "core" capital equal to at least 3% of adjusted total assets (the leverage ratio requirement), and a combination of core and "supplementary" capital (total or risk-based capital), equal to 8% of "risk-weighted" assets (the risk-based capital requirement). In addition, the OTS has recently adopted regulations which impose certain restrictions on savings associations that have a total risk-based capital ratio that is less than 8%, a ratio of Tier 1 capital to risk-weighted assets of less than 4% or a ratio of Tier 1 capital to adjusted assets of less than 4% (or 3% if the institution is rated Composite 1 under the OTS examination rating system).

         The OTS risk-based capital standards also include an interest rate component which may require OTS regulated savings associations to maintain higher levels of capital. The savings associations Interest Risk Rate ("IRR") is measured by the decline in the institutions' net portfolio value that would result from a 200 basis point increase or decrease in market interest rates divided by the estimated economic value of assets calculated pursuant to an OTS model and guidelines. If a savings association's IRR is greater than 2%, that institution must deduct an IRR component in calculating its total capital for purposes of assessing its risk-based capital requirement.

           The OTS' determination of risk-based assets under OTS regulations is similar to that performed under OCC and FRB regulations, except that OTS regulations employ five risk categories instead of the four used by the OCC and FRB. Moreover, under OTS capital regulations, tangible capital is defined as common shareholders equity, noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries and certain nonwithdrawable accounts and pledged deposits, less intangible assets, with only a limited exception for purchased mortgage servicing rights and purchased credit card relationships. Core or "Tier 1" capital consists of tangible capital plus restricted amounts of certain grandfathered intangible assets. Regulatory capital is further reduced by an amount equal to the savings association's debt and equity investments in subsidiaries engaged in activities not permissible for national banks, with certain exceptions.

         The Iowa Banks and the Arizona Bank, as state-chartered institutions, are subject to capital requirements imposed by the Iowa state banking board and Arizona state banking department, respectively. Iowa statutes provide that the minimum capital of a state bank existing and operating on July 1, 1995 shall not be less than the amount required by law prior to that date, which was the amount required by the FDIC. The minimum capital structure of a state bank incorporated after July 1, 1995, shall not be less than the amount required by the FDIC, or a higher amount as established by the superintendent of banking.

         Arizona statutes provide that banks which are not members of the Federal Reserve System shall maintain legal reserves as are from time to time fixed by rule of the superintendent of banking, not to exceed fourteen percent of demand deposits or seven percent of time and savings deposits. Current reserve requirements promulgated by the superintendent are zero percent. In calculating legal reserves, banks may deduct from its gross deposits such deposits which are secured and deposit balances due to another bank to the extent that a reciprocal deposit is due from that bank. Arizona statutes also limit the form of legal reserves to cash, cash items in process, obligations of the United States, net deposit balances with each reserve depository inside and outside the state with some exceptions.

         Payment of Dividends. National banks are not permitted to pay dividends until they have earned a surplus equal to their common capital, and then may only pay dividends out of net profits. A national bank may not withdraw capital either in the form of dividends or losses, and stockholders may be assessed for any capital deficiency. With the approval of the OCC, however, the stockholders of a national bank may approve a reduction in the bank's capital account, but not below the amount required by statute to authorize the formation of a national bank.

           Under OTS regulations, a federal savings association may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the savings association. In addition, savings institution subsidiaries of savings and loan holding companies are required to give the OTS thirty days' prior notice of any proposed declaration of dividends to the holding company. In general, a savings institution that has total capital, both before and, on a pro forma basis, after a proposed distribution which is equal to or greater than its capital requirements (a "Tier 1 Association"), may, without OTS approval, make capital distributions during a calender year in the amount equal to the greater of: (i) 75% of its net income for the previous four quarters; or (ii) up to 100% of its net income to date during the calender year plus an amount that would reduce by one-half the amount by which its capital-to-assets ratio exceeded regulatory requirements at the beginning of that calender year. A savings association with total capital in excess of current minimum capital ratio requirements (a "Tier 2 Association") is permitted to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings association that fails to meet minimum capital requirements (a "Tier 3 Association"), is prohibited from making any capital distributions without the prior approval of the OTS. OTS regulations also prohibit capital distributions which would have the effect of reducing an associations total risk-based capital ratio to less than 8%, or Tier 1 risk-based ratio to less than 4%, or leverage ratio to less than 4%.

         Arizona statutes permit a bank's board of directors, as permitted by the general laws governing Arizona corporations, to declare and pay dividends. However, dividends payable other than in the bank's own stock may be paid out of capital surplus only with the approval of the superintendent of banks. Arizona banks must also maintain minimum capital adequacy requirements.

         Iowa law provides that the board of directors of a state bank may, from time to time, declare and pay dividends on the bank's outstanding shares subject to restrictions imposed by banking laws and the bank's articles of incorporation. Dividends may be paid only out of undivided profits, may be paid in cash or property, and may not be paid if restricted by the superintendent of banking. Moreover, Iowa banks must maintain minimum capital adequacy requirements.

         Deposit Insurance. The deposits of the Liberty Banks are insured up to applicable limits by the FDIC through the Bank Insurance Fund (the "BIF"), with the exception of the one Liberty Bank that is a thrift. The deposits of all thrift institutions are insured by the FDIC through the Savings Association Insurance Fund ("SAIF"). Each of the Liberty Banks is required to pay semi-annual assessments based on a percentage of its insured deposits to the FDIC for insurance of its deposits.

         Under the risk-based deposit insurance assessment system adopted by the FDIC, the assessment rate for an insured depository institution depends on the assessment risk classification assigned to the institution by the FDIC, which is determined by the institution's capital level and supervisory evaluations. Based on the data reported to regulators for the date closest to the last day of the seventh month preceding the semi-annual assessment period, institutions are assigned to one of three capital groups -- "well capitalized," "adequately capitalized" or "undercapitalized." Within each capital group, institutions are assigned to one of three subgroups on the basis of supervisory evaluations by the institution's primary supervisory authority and such other information as the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance fund.

         Qualified Thrift Lender Test. Liberty's one thrift subsidiary is required to meet a qualified thrift lender test (the "QTL Test"). Any savings institution that does not meet the QTL Test must either convert to a bank charter or comply with the following restrictions on its operations: (i) the institution may not engage in any new activity or make any new investment, directly or indirectly, unless such activity or investment is permissible for a national bank; (ii) the branching powers of the institution shall be restricted to those of a national bank; (iii) the institution shall not be eligible to obtain any advances from the FHLB; and (iv) the payment of dividends by the institution shall be subject to the rules regarding payment of dividends by a national bank. Upon the expiration of three years from the date the institution ceases to be a QTL, the institution must cease any activity and not retain any investment not permissible for a national bank and immediately repay any outstanding FHLB advances (subject to safety and soundness considerations).

         To meet the QTL test, an institution's "Qualified Thrift Investments" must total at least 65% of "portfolio assets." Under OTS regulations, portfolio assets are defined as total assets less intangibles, property used by a savings institution in its business and liquidity investments in an amount not to exceed 20% of assets. Qualified Thrift Investments consist of (i) loans, equity positions or securities related to domestic, residential real estate or manufactured housing; (ii) 50% of the dollar amount of residential mortgage loans subject to sale under certain conditions; and (iii) stock in an FHLB or the FHLMC or FNMA. In addition, subject to a 20% of portfolio assets limit, savings institutions are able to treat as Qualified Thrift Investments 200% of their investments in loans to finance "starter homes" and loans for construction, development or improvement of housing and community service facilities or for financing small businesses in "credit-needy" areas.

         In order to maintain QTL status, the savings institution also must maintain a weekly average percentage of Qualified Thrift Investments to portfolio assets equal to 65.0% on a monthly average basis in nine out of every 12 months. A savings institution that fails to maintain QTL status will be permitted to requalify once, and if it fails the QTL test a second time, it will become immediately subject to all penalties as if all time limits on such penalties had expired.

         Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established a system of "prompt corrective action" to resolve the problems of undercapitalized institutions. Under FDICIA, the federal regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take prompt corrective action if an institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement, and any other measure deemed appropriate by the federal banking regulators. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to become undercapitalized.

         An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lessor of 5.0% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that does not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution. The senior executive officers of such an institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt, with certain exceptions. If an institution's ratio of tangible capital to total assets falls below the "critical capital level" established by the appropriate federal banking regulator, the institution is subject to conservatorship or receivership within 90 days unless periodic determinations are made that forbearance from such action would better protect the deposit insurance fund. Unless appropriate findings and certifications are made by the appropriate federal regulatory agencies, a critically undercapitalized institution must be placed in receivership if it remains critically undercapitalized on average during the calender quarter beginning 270 days after the date that it became critically undercapitalized.

         Federal banking regulators, including the OTS, OCC, FRB and FDIC, have adopted regulations implementing the prompt corrective action provisions of FDICIA. Under these regulations, the federal banking regulators will generally measure a depository institution's capital adequacy on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its core capital to adjusted total assets). Under the regulations, an institution that
(i) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal agency; (ii) has a total risk-based capital ratio of 10% or greater; (iii) has a Tier 1 risk-based capital ratio of 6.0% or greater; and (iv) has a leverage ratio of 5.0% or greater, is considered "well capitalized." An institution with a (i) a total risk-based capital ratio of 8.0% or greater; (ii) a Tier 1 risk-based capital ratio of 4.0% or greater; and (iii) a leverage ratio of 4.0% or greater (or 3.0% or greater if the savings institution has a composite 1 CAMEL rating), is considered to be "adequately capitalized." A depository institution that has (i) a total risk-based capital ratio less than 8.0%; or (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0% (or less than 3.0% if the savings institution has a composite 1 CAMELS rating) is considered "undercapitalized." A depository institution that has (i) a total risk-based capital ratio of less than 6.0%; or (ii) a Tier 1 risk-based capital ratio of less than 3.0%; or (iii) a leverage ratio of less than 3.0%, is considered "significantly undercapitalized." Finally, a depository institution that has a ratio of "tangible equity" to total assets of less than 2.0% is considered "critically undercapitalized." Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangibles with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

                 BENEFICIAL OWNERSHIP OF LIBERTY COMMON STOCK

         The following tables set forth information with respect to the shares of Liberty Common Stock beneficially owned by (1) those persons who were beneficial owners of more than 5.0% of the outstanding shares of Liberty Common Stock, (2) Liberty's directors and certain executive officers, and (3) all directors and executive officers of Liberty as a group.

Principal Stockholders

                                                  Amount and Nature of              Percent of Shares
                                                  Beneficial Ownership                 of Liberty
       Name and Address                            of Liberty Common                  Common Stock
      of Beneficial Owner                       Stock at the Record Date               Outstanding
      -------------------                       ------------------------            -----------------
W. A. Krause (1)
4201 Westown Parkway, Suite 320
West Des Moines, Iowa  50266                      4,667,319 shares (2)                    53.3%

Richard O. Wikert (1)
340 East Military
Fremont, Nebraska  68025                          1,933,532 shares                        22.1%

C. Wilson Persinger Revocable Trust (1)
C. Wilson Persinger, Trustee
4420 Hamilton Boulevard
Sioux City, Iowa  51104                           1,788,354 shares                        20.4%

--------------------
(1) All three stockholders are parties to a Stockholder Agreement, dated August 6, 1996, which has been executed by stockholders representing over 99% of all outstanding shares of Liberty Common Stock. The Stockholder Agreement, among other things, prohibits transfer of Liberty Common Stock except in compliance with the agreement for three years. The Merger Agreement contains a representation and warranty by Liberty that nothing in the Stockholder Agreement restricts or prohibits Liberty from entering into the Merger Agreement or consummating the Merger, or restricts the four directors from entering into their Voting Agreements in which they agree to vote to approve the Merger.
(2) These shares include shares owned by relatives of W. A. Krause and corporations owned and/or controlled by W. A. Krause, all of which are parties to the Stockholder Agreement, dated August 6, 1996, in which they have appointed W. A. Krause as their agent and attorney-in-fact with respect to certain actions, including offers for the purchase of shares of Liberty Common Stock. The 4,667,319 shares are held of record as follows: W. A. Krause Revocable Trust - 3,721,214 shares (42.5%); Krause Gentle Corporation - 163,600 shares; Chieftan Corp. - 140,229 shares; Solar Transport Company - 163,600 shares; Kevin W. Krause - 134,141 shares; Mary M. Krause - 25,417 shares; Kyle J. Krause - 134,141 shares; Karolyn S. Krause - 25,419 shares; Katheryn Krause Prange - 134,141 shares and David C. Prange - 25,417 shares.

Management

                                                    Shares of Liberty               Percent of Shares
                                                      Common Stock                     of Liberty
                                                  Beneficially Owned at               Common Stock
             Name                                    the Record Date                   Outstanding
             ----                                 ---------------------             -----------------
William A. Krause
Director and Chairman of the Board                   4,667,319 shares                   53.3%

Richard O. Wikert
Director                                             1,933,532 shares                   22.1%

C. Wilson Persinger
Director                                             1,788,354 shares                   20.4%

Russell G. Olson, Director
President and Chief Executive Officer (1)              267,909 shares                    3.1%

All Executive  Officers and Directors
   as a Group (7 persons)                            8,657,114 shares                   99.0%

--------------------
(1) Russell G. Olson is also a party to the Stockholder Agreement, dated August 6, 1996, referred to above, restricting the transfer of his Liberty shares.

                       COMMON STOCK PRICES AND DIVIDENDS

         The Commercial Common Stock is currently traded on the NYSE under the symbol "CFB." The following table sets forth the high and low closing sales prices for the Commercial Common Stock as reported on the NYSE and dividends declared for the periods indicated.

         There is currently no public market for the Liberty Common Stock nor any uniformly quoted price. As of the Record Date, there were approximately 18 holders of record of the Liberty Common Stock. Since its formation, Liberty has not declared or paid any dividends.

         On November 17, 1997, the Board of Directors of Commercial authorized a three-for-two stock split to be effected in the form of a 50 percent stock dividend to stockholders of record on November 28, 1997. Par value remained at $.01 per share. The stock dividend was distributed on December 15, 1997. Fractional shares resulting from the stock split were paid in cash. All per share data and stock prices for all periods presented in this Prospectus/Proxy Statement have been adjusted on a retroactive basis to reflect the effect of this three-for-two stock split.

                                                                       Commercial                  Dividends
                                                                      Common Stock                  Declared
                                                                    -----------------            --------------
Quarter Ended                                                       High          Low
-------------                                                       ----          ----
Fiscal Year 1996
----------------

September 30, 1995.............................................   $16.45      $12.05             $      --
December 31, 1995..............................................    16.78       14.39                  .090
March 31, 1996.................................................    17.28       15.55                  .045
June 30, 1996..................................................    17.28       16.39                  .045

Fiscal Year 1997
----------------

September 30, 1996.............................................    19.11       16.00                  .045
December 31, 1996..............................................    21.55       18.61                  .047
March 31, 1997.................................................    26.00       20.75                  .047
June 30, 1997..................................................    25.08       20.75                  .047

Fiscal Year 1998
----------------

September 30, 1997.............................................   32.125       25.083                 .047
December 31, 1997..............................................    36.50       31.375                 .055
March 31, 1998
   (through January 5, 1998)...................................    35.6875     35.125                   --

         On August 17, 1997, the last trading day preceding the public announcement of the execution of the Merger Agreement, the reported closing sale price of Commercial Common Stock was $27.04 per share. On January 5, 1998, the closing sale price for Commercial Common Stock was $35.125 per share. Based on the Exchange Ratio of .459, the pro forma market value of the shares of Commercial Common Stock to be received for each share of Liberty Common Stock was $12.41 per share as of August 17, 1997 and $16.12 per share as of January 5, 1998.

                       COMPARISON OF STOCKHOLDER RIGHTS

         Introduction. Upon consummation of the Merger, holders of Liberty Common Stock, whose rights are presently governed by Iowa law and Liberty's Articles of Incorporation and Bylaws, will become stockholders of Commercial, a Nebraska corporation. Accordingly, their rights will be governed by Nebraska law and the Articles of Incorporation (as amended by the stockholders of Commercial on November 18, 1997) and Bylaws of Commercial. Certain differences arise between Iowa and Nebraska corporate law and between the Articles of Incorporation and Bylaws of Liberty and the Articles of Incorporation and Bylaws of Commercial. The following discussion is not intended to be a complete statement of all differences affecting the rights of stockholders, but summarizes material differences and is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of Commercial and the Articles of Incorporation and Bylaws of Liberty. See "Available Information."

         Issuance of Capital Stock. The Articles of Incorporation of Commercial authorize the issuance of 50,000,000 shares of Commercial Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. The Articles of Incorporation of Liberty authorize the issuance of 20,000,000 shares of voting common stock, par value $1.00 per share. On January 5, 1998 32,595,800 and 8,748,501 shares of Commercial Common Stock and Liberty Common Stock, respectively, were issued and outstanding. Neither Commercial nor Liberty had any shares of preferred stock outstanding. Under Commercial's Articles of Incorporation and the Iowa Business Corporation Act, Commercial and Liberty are authorized to issue additional shares of capital stock up to the amount authorized without stockholder approval, subject to the rules of the New York Stock Exchange.

         Voting Rights. Holders of the Commercial Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, other than in the election of directors, where voting rights are cumulative. Holders of Liberty Common Stock are also entitled to one vote per share on all matters submitted to a vote of stockholders. Pursuant to Liberty's Articles of Incorporation, however, Liberty stockholders are not entitled to cumulate their votes in the election of directors.

         Special Meetings of Stockholders. Commercial's Articles of Incorporation provide that special meetings of stockholders of Commercial may be called by a majority of the Board of Directors, by the holders of seventy-five percent or more of the shares entitled to vote at such meeting, or by a duly authorized committee of the Board of Directors. Special meetings of the holders of Liberty's stock may be called by the President of Liberty, by the Board of Directors or by the holders of ten percent (10%) or more of the shares of Liberty Common Stock entitled to vote at such meeting.

         Number and Term of Directors. Commercial's Board of Directors consists of between nine and twelve persons with the precise number to be specified in its Bylaws. Action to change the number of directors (outside the range of 9 to 12) must be by the affirmative vote of not less than 75% of all outstanding shares of Commercial Common Stock. The Board is divided into three classes with only one class of directors elected at each Annual Meeting. Liberty's Board of Directors consists of four persons, without separate classes of directors. The authorized number of Directors of Liberty may only be changed by an amendment to the Bylaws, which requires Board action. In addition, under Iowa law, stockholder approval is required to increase or decrease by more than 30% the number of directors last approved by the stockholders.

         Advance Notice Requirements for Nominations of Directors and Presentation of New Business at Annual Meeting of Stockholders. Commercial's Bylaws provide that any new business to be taken up at an annual meeting shall be made in writing and filed with the Secretary of Commercial at least twenty days before the date of the annual meeting. Liberty's Bylaws do not provide for advance notice for nominations for the election of directors and proposals for any new business to be taken up at any annual meeting of stockholders, but notice of a special meeting must include a description of the purpose or purposes for which the meeting is called.

         Approval of Mergers, Consolidations, Sale of Substantially All Assets and Dissolutions. Commercial's Articles of Incorporation require that any merger, reorganization, or consolidation, or any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of at least 25% of the fair market value of the total assets of Commercial with any affiliate or any person who beneficially owns in the aggregate 20% or more of the outstanding shares of voting stock of Commercial must first be approved by the affirmative vote of the holders of not less than 75% of the outstanding shares of voting stock and the affirmative vote of the holders of not less than a majority of the outstanding shares of voting stock held by shareholders other than a principal shareholder (a person who owns at least 20% of the outstanding shares of Commercial's voting stock). Commercial's Articles of Incorporation also require that certain fair price criteria designed to ensure that Commercial's stockholders receive a fair price for their shares in a business combination be met, unless a business combination is first approved by three-quarters of the board of directors who were directors prior to the time the person became a principal shareholder. Liberty's Articles of Incorporation do not contain any approval requirements for mergers or similar corporate action with affiliated parties, other than those imposed by Iowa law generally.

         Limitations on Directors' Liability. The Nebraska Business Corporation Act does not expressly limit or eliminate the liability of directors. However, Commercial's Articles of Incorporation provide that an "outside director" shall not be personally liable to the respective corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director and authorizes the respective corporation to indemnify such outside director against monetary damages for such breach to the full extent permitted by law. This provision does not limit liability for (i) any act or omission not in good faith which involves
---
intentional misconduct or a knowing violation of law, (ii) any transaction from which the outside director derived an improper direct or indirect financial benefit, (iii) paying a dividend or approving a stock repurchase in violation of the Nebraska Business Corporation Act or (iv) any act or omission which violates a declaratory or injunctive order obtained by the respective corporation or its stockholders. "Outside director" is defined as any member of the Board of Directors who is not an officer or a person who may control the conduct of the respective corporation through management agreements, voting trusts, directorships in related corporations or any other device or relationship. Liberty's Articles of Incorporation provide that its directors will not be liable to Liberty or its stockholders for monetary damages for breach of fiduciary duty as a director with the exceptions of: (i) breaches of a director's duty of loyalty to Liberty or its stockholders; (ii) acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for any transactions from which the director derives an improper personal benefit; or (iv) due to an unlawful distribution as described in Section 490.833 of the IBCA.

         Preemptive Rights. Neither the holders of Liberty nor the holders of Commercial Common Stock have any preemptive or preferential right to purchase or to subscribe for additional shares of Liberty Common Stock or Commercial Common Stock, respectively, or any other securities that either Liberty or Commercial may issue.

         Amendment of Articles of Incorporation and Bylaws. Commercial's Articles of Incorporation may be amended upon the approval of two-thirds of Commercial's shareholders. However, the affirmative vote of 75% of all outstanding shares of Commercial entitled to vote generally, other than in the election of directors, and the affirmative vote of the holders of not less than a majority of outstanding shares entitled to vote generally, other than in the election of directors other than "principal shareholders" (as defined in Commercial's articles) are required to alter or amend certain provisions in the Articles, including provisions which: (i) specify the number of directors; (ii) classify the board into three classes with staggered terms; (iii) provide that a director may only be removed upon the affirmative vote of 75% of the shares entitled to vote; (iv) allow the board of directors to fill vacancies on the board; (v) require a supermajority vote to approve certain business combinations with a 20% or greater stockholder; (vi) mandate that certain business combinations comply with the fair price provisions contained in the Articles;
(vii) permit the stockholders to amend Commercial's bylaws only upon the affirmative vote of 75% or more of the shares entitled to vote. Commercial's Bylaws may be amended either by the board of directors or by the affirmative vote of 75% of the outstanding shares of Commercial's stock. Liberty's Articles of Incorporation do not contain limitations on amendment. As such, Liberty's

Articles of Incorporation may be amended only in accordance with Iowa law, which requires that an amendment to the articles by shareholders must first be submitted to the Board of Directors to adopt a resolution setting forth the proposed amendment, approved by a majority vote of the stockholders entitled to vote on the proposed amendment, except for certain immaterial amendments. The board may amend the articles by a majority vote and without shareholder approval in certain limited circumstances.

         Rights Plan. On December 19, 1988, the Board of Directors of Commercial adopted a Shareholder Rights Plan (the "Rights Plan") and declared a distribution of stock purchase rights (the "Rights") payable to shareholders of record on December 30, 1988. The Rights consist of primary rights (the "Primary Rights"), which generally entitle the holders thereof to purchase shares of Commercial Common Stock at 20% of the market price of such shares in the event any person acquires an interest in 15% or more of Commercial Common Stock without complying with a procedure intended to ensure fair treatment of all shareholders of Commercial, and secondary rights (the "Secondary Rights"), which generally entitle the holders thereof to purchase shares of Series A Junior Participating Cumulative Preferred Stock of Commercial (the "Preferred Shares") in the event a person acquires an interest in 25% or more of the outstanding shares of Commercial Common Stock without complying with such procedural requirements. The December 30, 1988 distribution consisted of one Primary Right and One Secondary Right for each share of Commercial Common Stock outstanding on that date and, subject to adjustment under certain circumstances, unless the Rights expire or are earlier redeemed, one Primary Right and one Secondary Right shall be issued with each share of Commercial Common Stock issued following December 30, 1988 until the Rights become exercisable under the terms of the Rights Plan.

         The Primary Rights will become exercisable, subject to extension, 10 business days following a public announcement that any person (other than certain entities who beneficially owned more than 15% of Commercial's outstanding Commercial Common Stock as of the date of adoption of the Rights Plan and certain persons who acquire their shares directly from Commercial) has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Commercial Common Stock and has not complied with the procedural requirements set forth in the Rights Plan (such person being referred to as a "15% Person"). Secondary Rights will become exercisable upon the earlier of (i) one business day following a public announcement that any person (other than Commercial or certain related entities) has acquired, or has obtained the right to acquire, beneficial ownership of 25% or more of the outstanding shares of Commercial Common Stock, provided that such acquisition is not deemed a "Fair Offer," as described in the Rights Plan (such person being known as a "25% Person"), or (ii) one business day following the commencement of a tender offer, other than a Fair Offer, or exchange offer, the consummation of which would result in the beneficial ownership of 25% or more of the outstanding shares of Commercial Common Stock by any person other than Commercial or certain related entities. A public announcement for this purpose shall be made by Commercial or, as the case may be, by a 15% Person or a 25% Person.

         The number of shares which may be purchased upon exercise of each Primary Right is determined by dividing (i) that number of shares which equals 50% of the outstanding shares of Commercial Common Stock, as of the date a person became a 15% Person, by (ii) the number of Primary Rights outstanding, exclusive of Primary Rights beneficially owned by the 15% Person, which shall become void. The per share exercise price of shares issued upon the exercise of a Primary Right is 20% of the market price of such shares as of the date the 15% Person became a 15% Person.

         Unless the Secondary Rights are earlier redeemed, in the event a person becomes a 25% Person, each holder of a Secondary Right (other than Secondary Rights beneficially owned by such 25% Person, which will thereafter become void) will have the Right to purchase one-hundredth of a share of Preferred Shares at a price of $42.00 per one-hundredth of a share. Unless the Secondary Rights are earlier redeemed, in the event that (i) Commercial is the surviving corporation in a merger with a 25% Person and Commercial Common Stock is not changed or exchanged in such merger, (ii) a 25% Person engages in one of a number of "self dealing" transactions, including certain preferential sales, transfers or exchanges of Commercial assets or securities, (iii) during such time as there is a 25% Person, there shall be any reclassification of securities or recapitalization of Commercial or any merger or consolidation of Commercial with any of its subsidiaries or any other transaction or series of transactions which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities or of securities exercisable for or convertible into securities of Commercial or any of its subsidiaries which is beneficially owned by a 25% Person, or (iv) a person (other than Commercial or certain related entities) becomes the beneficial owner of 25% or more of the outstanding shares of Commercial Common Stock (other than pursuant to certain transactions set forth in the Rights Plan), then each holder of a Secondary Right will have the right to receive, upon exercise and payment of the Secondary Right exercise price, Commercial Common Stock having a value equal to two times the then current Secondary Right exercise price.

         In the event Commercial is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power is sold, each holder of a Secondary Right will thereafter have the right to receive, upon the exercise and payment of the Secondary Right exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction has a value equal to two times the then current Secondary Right exercise price.

         A majority of the independent directors of Commercial may authorize the redemption of either or both of the Primary or Secondary Rights at a price of $0.01 per Right at any time prior to the close of business on the tenth business day, subject to extension, following the date of a public announcement that any person has become a 15% Person, other than pursuant to certain cash tender offers described in the Rights Plan, and at any time prior to the public announcement that any person has become a 25% Person, other than pursuant to such a cash tender offer. Commercial's right of redemption with respect to the Secondary Rights will be reinstated if each 25% Person reduces its beneficial ownership to less than 15% of Commercial Common Stock in a transaction not involving a purchase by Commercial or its subsidiaries. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders thereof will be to receive the redemption price.

         The terms of the Rights may be amended by the Board of Directors of Commercial without the consent of the holders of the Rights, except that following the date on which the Rights become exercisable, such amendment may not adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Commercial (other than rights resulting from such holder's ownership of Commercial Common Stock), including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group that attempts to acquire Commercial without conditioning the offer on the Rights being redeemed or substantially all of the Rights being acquired.

         Liberty does not have a shareholder rights plan.


                                 LEGAL MATTERS

         The legality of the Commercial Common Stock to be issued pursuant to the Merger Agreement will be passed upon for Commercial by Fitzgerald, Schorr, Barmettler & Brennan, P.C., Omaha, Nebraska.

         Certain other legal matters in connection with the Merger will be passed upon for Commercial by Housley Kantarian & Bronstein, P.C., Washington, D.C., and for Liberty by Baird, Holm, McEachen, Pedersen, Hamann & Strasheim, Omaha, Nebraska.

                                    EXPERTS

         The consolidated financial statements of Commercial as of June 30, 1997 and 1996, and for each of the three years in the period ended June 30, 1997 incorporated in this Prospectus/Proxy Statement by reference from Commercial's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for mortgage servicing rights in fiscal year 1996), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Liberty as of December 31, 1996 and for the year then ended included elsewhere in this Prospectus/Proxy Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                            INDEPENDENT ACCOUNTANTS

         Representatives of Deloitte & Touche LLP, Liberty's independent certified public accountants, are not expected to be present at the Special Meeting to respond to appropriate questions and as a result will not have an opportunity to make a statement.


                                 OTHER MATTERS

         The Liberty Board of Directors is not aware of any business to come before the Special Meeting other than those matters described in this Prospectus/Proxy Statement. However, if any other matter should properly come before the Special Meeting, it is intended that holders of the proxies will act in accordance with their best judgment.

                         INDEX TO FINANCIAL STATEMENTS
                       OF LIBERTY FINANCIAL CORPORATION

                                                                                                             Page
                                                                                                             ----
Independent Auditors' Report................................................................................ F-1

Consolidated Statements of Financial Condition as of
  December 31, 1996 and 1995................................................................................ F-2

Consolidated Statement of Operations for the Years Ended
  December 31, 1996, 1995 and 1994.......................................................................... F-3

Consolidated Statement of Stockholders' Equity for
  the Years Ended December 31, 1996, 1995 and 1994.......................................................... F-4

Consolidated Statement of Cash Flows for the Years
  Ended December 31, 1996, 1995 and 1994.................................................................... F-5

Notes to Consolidated Financial Statements.................................................................. F-6

Consolidated Statement of Financial Condition (Unaudited)
  as of September 30, 1997 (Unaudited) and December 31, 1996................................................ F-26

Consolidated Statement of Operations for the Nine Months
  Ended September 30, 1997 and 1996 (Unaudited)............................................................. F-27

Consolidated Statement of Cash Flows for the Nine Months
  Ended September 31, 1997 and 1996 (Unaudited)............................................................. F-28

Note to Consolidated Financial Statements (Unaudited)....................................................... F-29

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Liberty Financial Corporation
Des Moines, Iowa

We have audited the accompanying consolidated statement of financial condition of Liberty Financial Corporation and subsidiaries (Liberty) as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Liberty's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Liberty as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Des Moines, Iowa
November 24, 1997

LIBERTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 1996 AND 1995 (UNAUDITED)
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                     (Unaudited)
                                                                             1996       1995
ASSETS
CASH AND DUE FROM BANKS                                                   $ 28,213   $ 19,886
FEDERAL FUNDS SOLD                                                          11,968      8,746
                                                                          --------   --------
        Total cash and cash equivalents                                     40,181     28,632
                                                                          --------   --------
SECURITIES AVAILABLE FOR SALE, at fair value
  amortized cost of $97,381 and $118,441                                    97,479    119,248
                                                                          --------   --------
LOANS AND LEASES:
    Commercial, financial and agricultural                                 174,537    139,091
    Consumer                                                                60,705     36,655
    Real estate                                                            156,970    141,781
    Lease financing                                                         44,920     33,236
                                                                          --------   --------
        Total loans and leases                                             437,132    350,763
  Allowance for loan and lease losses                                        4,446      4,282
                                                                          --------   --------
        Net loans and leases                                               432,686    346,481
                                                                          --------   --------

PREMISES AND EQUIPMENT, net                                                  6,436      5,282
OTHER ASSETS                                                                13,863     16,239
GOODWILL, net                                                                7,560        679
                                                                          --------   --------
TOTAL ASSETS                                                              $598,205   $516,561
                                                                          ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits:
    Non-interest bearing demand                                           $ 63,902   $ 55,243
    Interest bearing demand                                                 70,368     59,974
    Money market                                                            61,828     48,705
    Savings                                                                 52,282     50,848
    Time                                                                   264,399    228,995
                                                                          --------   --------
        Total deposits                                                     512,779    443,765

  Federal funds purchased                                                    8,780      6,825
  Long-term borrowings                                                      21,579     24,001
  Accrued expenses and other liabilities                                    12,028      9,916
                                                                          --------   --------
        Total liabilities                                                  555,166    484,507
                                                                          --------   --------
COMMITMENTS AND CONTINGENCIES (Note 16)

STOCKHOLDERS' EQUITY:
  Common stock, $1 par value; 20,000,000 shares authorized;
  8,748,500 shares issued and outstanding                                    8,749      8,749
  Additional paid in capital                                                 7,055        -
  Retained earnings                                                         27,176     22,820
  Unrealized holding gain on securities available for sale, net                 59        485
                                                                          --------   --------
        Total stockholders' equity                                          43,039     32,054
                                                                          --------   --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $598,205   $516,561
                                                                          ========   ========

See accompanying notes to consolidated financial statements.

LIBERTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 (UNAUDITED) AND 1994 (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                       (Unaudited)    (Unaudited)
                                             1996          1995           1994
INTEREST INCOME:
  Loans and leases                       $    40,384   $    34,278    $    27,338
  Taxable securities                           5,627         4,738          3,840
  Tax-exempt securities                          924         1,193          1,239
  Federal funds sold                             586           659            163
                                         -----------   -----------    -----------
        Total interest income                 47,521        40,868         32,580
                                         -----------   -----------    -----------

INTEREST EXPENSE:
  Deposits                                    19,351        17,088         12,016
  Federal funds purchased                        468           401            523
  Long-term borrowings                         2,027         2,440            825
                                         -----------   -----------    -----------
        Total interest expense                21,846        19,929         13,364
                                         -----------   -----------    -----------

NET INTEREST INCOME                           25,675        20,939         19,216
PROVISIONS FOR LOAN AND LEASE LOSSES           1,462           819            894
                                         -----------   -----------    -----------

NET INTEREST INCOME AFTER
  PROVISIONS FOR LOAN AND LEASE LOSSES        24,213        20,120         18,322
                                         -----------   -----------    -----------

NONINTEREST INCOME:
  Service charges and fees                     2,009         1,828          1,772
  Insurance commissions                          704           674            550
  Securities gains (losses)                       47            (4)            11
  Other                                        2,079         1,867          1,492
  Gain on sale of bank branch                    -           1,108            -
                                         -----------   -----------    -----------
        Total noninterest income               4,839         5,473          3,825
                                         -----------   -----------    -----------
NONINTEREST EXPENSES:
  Personnel                                   10,923         7,897          6,721
  Occupancy                                    2,158         1,927          1,762
  Data processing                                712           613            316
  Advertising and promotion                      663           428            284
  Professional fees                              548           363            185
  Telephone and postage                          870           740            608
  FDIC insurance                                 678           536            837
  Amortization of goodwill                       747           620            945
  Other                                        3,669         3,223          2,970
                                         -----------   -----------    -----------
        Total noninterest expenses            20,968        16,347         14,628
                                         -----------   -----------    -----------

INCOME BEFORE INCOME TAXES                     8,084         9,246          7,519
PROVISION FOR INCOME TAX                       3,249         2,977          2,508
                                         -----------   -----------    -----------

NET INCOME                               $     4,835   $     6,269    $     5,011
                                         ===========   ===========    ===========

NET INCOME PER COMMON SHARE              $      0.55   $      0.72    $      0.57
                                         ===========   ===========    ===========

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                       8,748,500     8,748,500      8,748,500
                                         ===========   ===========    ===========

See accompanying notes to consolidated financial statements.

LIBERTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 (UNAUDITED) AND 1994 (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                                                    Unrealized
                                                                                                      Holding
                                                                                                    Gain (Loss)
                                                                      Additional                   on Securities
                                                           Common       Paid In      Retained        Available
                                                            Stock       Capital      Earnings      for Sale, Net     Total
BALANCE AT JANUARY 1, 1994
 (UNAUDITED)                                               $  8,749     $    -       $ 11,540        $    (75)      $ 20,214

 Net income (UNAUDITED)                                         -            -          5,011             -            5,011
 Change in unrealized holding loss on
  securities available for sale, net (UNAUDITED)                -            -            -              (647)          (647)
                                                           --------     --------     --------        --------       --------
BALANCE AT DECEMBER 31, 1994
 (UNAUDITED)                                                  8,749          -         16,551            (722)        24,578

 Net income (UNAUDITED)                                         -            -          6,269             -            6,269
 Change in unrealized holding gain on
  securities available for sale, net (UNAUDITED)                -            -            -             1,207          1,207
                                                           --------     --------     --------        --------       --------
BALANCE AT DECEMBER 31, 1995
 (UNAUDITED)                                                  8,749          -         22,820             485         32,054

 Net income                                                     -            -          4,835             -            4,835
 Goodwill related to minority interest                          -          7,055          -               -            7,055
 Cash dividends - $.055 per
  common share                                                  -            -           (479)            -             (479)
 Change in unrealized holding loss on
  securities available for sale, net                            -            -            -              (426)          (426)
                                                           --------     --------     --------        --------       --------

BALANCE AT DECEMBER 31, 1996                               $  8,749     $  7,055     $ 27,176        $     59       $ 43,039
                                                           ========     ========     ========        ========       ========


See accompanying notes to consolidated financial statements.

LIBERTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 (UNAUDITED) AND 1994 (UNAUDITED) (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                                  (Unaudited)     (Unaudited)
                                                                                      1996            1995            1994
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                       $   4,835       $   6,269       $   5,011
  Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Depreciation and amortization                                                     1,117           1,048             892
     Provisions for loan and lease losses                                              1,462             819             894
     Amortization and accretion                                                          416             344             592
     Amortization of goodwill                                                            747             620             945
     Deferred income taxes                                                              (258)             81            (979)
     (Gain) loss on sale of available-for-sale securities                                (47)              4             (11)
     Gain on divestiture of branch                                                       -            (1,108)            -
     (Increase) decrease in other assets                                               2,378          (6,603)         (2,233)
     Increase in accrued expenses and other liabilities                                2,370           4,173           1,831
                                                                                   ---------       ---------       ---------
       Net cash provided by operating activities                                      13,020           5,647           6,942
                                                                                   ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Divestiture of branch office, net of cash and cash equivalents                       -            (9,232)            -
    Cash paid for acquisitions                                                        (2,732)            -               -
    Net increase in loans and leases                                                 (85,590)        (34,272)        (46,114)
    Purchases of:
      Securities available for sale                                                  (32,589)       (103,234)        (28,172)
      Premises and equipment                                                          (2,191)           (692)         (1,690)
    Proceeds from sales and maturities of:
      Securities available for sale                                                   53,563          86,256          39,879
      Premises and equipment                                                             -             1,000              94
                                                                                   ---------       ---------       ---------
       Net cash used in investing activities                                         (69,539)        (60,174)        (36,003)
                                                                                   ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in deposits                                                             69,014          48,013          40,779
     Net increase (decrease) in federal funds purchased                                1,955           3,668          (7,993)
     Proceeds from issuance of long-term debt                                         10,795          16,082             670
     Repayment of long-term debt                                                     (13,217)         (2,919)         (1,096)
     Cash dividends paid                                                                (479)            -               -
                                                                                   ---------       ---------       ---------
       Net cash provided by financing activities                                      68,068          64,844          32,360
                                                                                   ---------       ---------       ---------
CASH AND CASH EQUIVALENTS:
  Increase in cash and cash equivalents                                               11,549          10,317           3,299
  Cash and cash equivalents, beginning of year                                        28,632          18,315          15,016
                                                                                   ---------       ---------       ---------

  Cash and cash equivalents, end of year                                           $  40,181       $  28,632       $  18,315
                                                                                   =========       =========       =========


See accompanying notes to consolidated financial statements.

LIBERTY FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996,1995 (UNAUDITED) AND 1994 (UNAUDITED) (TABULAR PRESENTATIONS IN THOUSANDS)
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Business - Liberty Financial Corporation (Liberty) is a diversified financial services company. Liberty owns and operates seven commercial banks and one thrift that provide a wide variety of financial services through a network of 36 locations in Iowa and six locations in Arizona, a commercial equipment leasing company, an auto finance company and a general coverage insurance agency.

    Use of Estimates - The accounting and financial reporting policies of Liberty and its subsidiaries conform with generally accepted accounting principles and prevailing practices within the financial services industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Principles of Consolidation - The consolidated financial statements include the accounts of Liberty and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements at December 31, 1995 and for the two years then ended have not been audited by independent auditors. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary to fairly present the financial statements have been included.

    Cash and Cash Equivalents - Cash and cash equivalents include amounts due from banks and federal funds sold. For cash flow statement purposes, management considers all securities, including those with original maturities of three months or less, to be part of operating or investing activities rather than cash equivalents.

    Securities - Securities available for sale are reported at fair value, with the unrealized gains and losses reported as a separate component of stockholders' equity, net of deferred income taxes. Premiums and discounts are amortized over the contractual lives of the related securities on the level yield method. Available for sale securities may be sold for management of general liquidity needs, response to market interest rate fluctuations, implementation of asset-liability management strategy, funding increased loan demand, changes in securities prepayment risk or other similar factors. Realized gains and losses on sales are computed on a specific identification basis and are shown separately as a component of noninterest income.

    Effective January 1, 1994, Liberty adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which resulted in a net decrease to stockholders' equity of $75,000, net of deferred income tax benefit. In November 1995, the Financial Accounting Standards Board issued implementation guidance for SFAS No. 115. Accordingly, on December 31, 1995, Liberty reclassified securities with an amortized cost of $42,062,000 and net unrealized gains of $138,000 from held to maturity to available for sale.

Loans and Leases - Loans are stated at the principal amounts outstanding, net of deferred loan fees and costs, with interest income recognized based upon those outstanding loan balances. Loans are generally placed on nonaccrual status at the later of when principal or interest has been in default for a period of 90 days or more, or when collection of the loan principal or the related interest is otherwise considered doubtful. At the time a loan is placed on nonaccrual status, accrued interest receivable is reversed against interest income of the current period. Loans are returned to accrual status when factors indicating doubtful collectibility no longer exist.

Leases are accounted for as direct financing leases for financial statement purposes. The total minimum rentals receivable and the residual value of leased assets under each lease contract are recorded as assets, net of unearned income. Unearned income is the excess of the total rentals receivable and residual value over the cost of the leased asset. Unearned income is recognized during the lease term utilizing the interest method. Direct origination costs are deferred and recognized over the estimated life of the lease.

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," were adopted January 1, 1995. Under these statements, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as provision for loan losses. Residential mortgage loans and consumer loans are excluded from SFAS No. 114 as they are evaluated collectively for impairment since they are homogeneous and generally carry smaller individual balances. The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as provision for loan losses. Adopting these standards resulted in no initial increase to either the allowance for loan losses or the provision for loan losses.

Allowance for Loan and Lease Losses - The allowance for loan and lease losses is a valuation reserve for estimated losses inherent in the respective portfolios. Actual credit losses, net of recoveries, are deducted from the allowance for loan and lease losses when they occur. Factors considered in the evaluation of the allowance level include estimated future losses from loan and lease agreements and obligations, deterioration in credit concentrations or pledged collateral, and historical loss experience, as well as trends in portfolio volume, composition, delinquencies and nonaccruals. Management assesses the adequacy of the allowance for loan and lease losses every quarter. However, actual losses could differ significantly from the amounts estimated by management.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense primarily on the double declining balance over the estimated useful lives of the assets, generally 12 to 40 years for buildings and three to seven years for furniture, fixtures and equipment. Leasehold improvements are amortized on the straight-line method over the terms of the respective leases. Maintenance and repairs are expensed as incurred while additions and improvements are capitalized.

Real Estate - Foreclosed properties consist primarily of real estate acquired as a result of customer loan defaults that are carried at the lower of the recorded investments in the defaulted loans or at fair value less estimated selling costs. Losses arising at the time of acquisition of the properties are charged to the allowance for loan and lease losses. Gains and losses resulting from the sale or subsequent write-down of other real estate and income and expenses related to the operation of other real estate are recorded as current period expenses. Foreclosed property included in other assets totaled approximately $858,000 and $163,000 at December 31, 1996 and 1995, respectively.

Goodwill - Goodwill arises from net assets acquired in purchased transactions. Purchased assets and liabilities are recorded at their estimated fair values on the acquisition dates. Goodwill is reviewed for possible impairment when events or changed circumstances may indicate that the carrying amount of the assets may not be recoverable. Goodwill intangible assets are amortized on a straight-line basis over their estimated useful lives, not exceeding 15 years. At December 31, 1996 and 1995, accumulated intangible amortization was $5,636,562 and $4,889,541, respectively.

Effective January 1, 1996, Liberty adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement specifies when certain long-lived assets should be reviewed for impairment and how to measure and report an impairment loss. This statement had no impact on Liberty's consolidated financial statements.

Accrued Expenses and Other Liabilities - Included in other liabilities are vendor holdback reserves of approximately $2,400,000 and $1,600,000 in 1996 and 1995, respectively. Vendor holdback reserves are amounts Liberty withholds for credit enhancement purposes on certain leases.

Income Taxes - Each subsidiary of Liberty files a separate income tax return upon which current income tax expense is calculated. Deferred tax assets and liabilities are recorded based on differences between the financial statement and tax basis of assets and liabilities at income tax rates currently in effect.

Net Income Per Common Share - Net income per common share calculations are based on the weighted average number of common shares outstanding.

Newly-Issued Accounting Standards - In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" to be effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides consistent standards for distinguishing transfers of financial assets that are sales, from transfers that are secured borrowings. Management believes that the effect of the statement on Liberty's consolidated financial statements will not be material.

In February 1997 FASB issued SFAS No. 128, "Earnings per Share," which will be adopted by Liberty in calendar 1997. SFAS No. 128 requires companies to compute net income per share under two different methods, basic and diluted, and to disclose the methodology used for the calculation. Adoption of the new standard will not impact Liberty's results of operations or materially change the results of its earnings per share calculation.

In February 1997, FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure," which will be adopted by Liberty in calendar 1997. SFAS No. 129 requires companies to disclose, in summary form, within the financial statements, the pertinent rights and privileges of the various securities outstanding including dividends and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, and significant terms of contracts to issue additional shares. Adoption of the new standard will not impact Liberty's results of operations.

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which will be adopted by Liberty in calendar 1998. SFAS No. 130 requires companies to classify items of other comprehensive income in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the consolidated balance sheet. Adoption of the new standard will not have a material impact on Liberty's results of operations.

      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which will be adopted by Liberty in calendar 1998. SFAS No. 131 requires companies to report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets for its reportable operating segments. Adoption of the new standard will not impact Liberty's results of operations.

2.    SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                            (Unaudited)     (Unaudited)
                                                                                1996            1995            1994
       Cash paid:
         Interest                                                          $    21,514     $    18,868     $    12,953
         Income taxes                                                            3,688           4,335           3,190

       Noncash investing and financing activities:
         Loans transferred to foreclosed property                                  695             156             248
         Issuance of common stock in exchange for the
           minority interest in common stock of consolidating
           entities, net                                                         7,055            -               -

3.    MERGER AND FORMATION OF LIBERTY FINANCIAL CORPORATION

      Liberty was formed on December 31, 1996 through the merger of seven bank holding companies, one thrift holding company and a leasing company for which the majority interest was under common ownership and control. The merger was effected through the exchange of Liberty common stock for that of the consolidating entities. The merger of the majority interests has been accounted for in a manner similar to a pooling-of-interests combination for entities under common control. The merger of the minority interests has been accounted for using the purchase method of accounting, with resulting goodwill of $7,054,835 being amortized on a straight line basis over 15 years. This cost was allocated entirely to goodwill for the following reasons: Liberty's basis in its assets and liabilities is approximately equal to its book value; the carrying value of financial instruments is at fair value in all material respects; premises and equipment is comprised largely of furniture, equipment and improvements which have a relatively short life span of seven years or less and land and buildings, which are primarily located in relatively small communities in Iowa, are carried at values which management believes approximate their fair value.

4.    SECURITIES AVAILABLE FOR SALE

                                      Amortized    Unrealized     Unrealized   Fair
1996                                    Cost         Gains          Losses     Value
U.S. Treasury notes                    $ 14,496      $     70      $      6      $ 14,560
U.S. government agencies                  8,512            40            11         8,541
U.S. government mortgage-backed          43,578           118           294        43,402
States and political subdivisions        20,288           128            74        20,342
Corporate                                 3,150            25             7         3,168
Other                                     7,357           109          -            7,466
                                       --------      --------      --------      --------

Balance at December 31, 1996           $ 97,381      $    490      $    392      $ 97,479
                                       ========      ========      ========      ========

Weighted average interest rate             6.59 %


                                      Amortized    Unrealized     Unrealized       Fair
1995 (Unaudited)                        Cost         Gains          Losses         Value
U.S. Treasury notes                    $ 22,267      $    223      $     18      $ 22,472
U.S. government agencies                 18,939           189            24        19,104
U.S. government mortgage-backed          33,014           368           142        33,240
States and political subdivisions        25,734           208            92        25,850
Corporate                                 4,847            48            46         4,849
Other                                    13,640            93        -             13,733
                                       --------      --------      --------      --------

Balance at December 31, 1995           $118,441      $  1,129      $    322      $119,248
                                       ========      ========      ========      ========

Weighted average interest rate             6.50 %


                                                                   (Unaudited)  (Unaudited)
Realized Gains (Losses)                                  1996         1995         1994
Gross realized gains                                 $     54      $      -      $     11
Gross realized losses                                      (7)           (4)            -
                                                     --------      --------      --------

Total realized gains (losses)                        $     47      $     (4)     $     11
                                                     ========      ========      ========

      Proceeds from sales and maturities of securities available for sale was $53,563, $86,256 and $39,879 for the years ended December 31, 1996, 1995 and 1994, respectively.

     The amortized cost and fair value of securities at December 31, 1996, are shown below by expected maturity. Expected maturities differ from contractual maturities because issuers may have the right to call or prepay obligations. Expected maturities for mortgage-backed securities are determined by using industry derived prepayment assumptions.

                                                     Amortized           Fair
                                                        Cost             Value
      Within one year                                $  27,748         $  27,810
      After one through five years                      30,047            30,075
      After five through ten years                      35,882            35,851
      After ten years                                    3,743             3,743
                                                     ---------         ---------

      Total                                          $  97,420         $  97,479
                                                     =========         =========

     At December 31, 1996 and 1995 securities with amortized cost of $6,259,000 and $4,247,000, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

5.   LOANS AND LEASES

     Allowance for Loan and Lease Losses

                                                                               (Unaudited)   (Unaudited)
                                                                     1996          1995          1994
      Balance at beginning of year                                $ 4,282       $ 4,203       $ 3,489
      Allowance of purchased/sold financial institution               514           -            (103)
      Provisions for loan and lease losses                          1,462           819           894
      Loan and lease loss recoveries                                  345           170           248
      Loans and leases charged off                                 (2,157)         (910)         (325)
                                                                  -------       -------       -------

      Balance at end of year                                      $ 4,446       $ 4,282       $ 4,203
                                                                  =======       =======       =======

     No impaired loans, as defined by SFAS Nos. 114 and 118, were recorded as of December 31, 1996 and 1995. No interest income was recognized on impaired loans during 1996, 1995, or 1994.

     Credit Risk - At December 31, 1996 and 1995, Liberty had nonaccrual loans of $1,159,000 and $500,000, respectively (including nonaccrual leases of $6,000 and $41,000, respectively). Total interest income that would have been recorded under the original term of these loans was $87,000 and $59,000 for the years ended December 31, 1996 and 1995, respectively. Actual interest income recorded from these loans was zero in 1996 and 1995. No material commitments to lend additional funds to customers whose loans were classified as nonaccrual or restructured were outstanding on December 31, 1996 or 1995.

     Significant portions of Liberty's loan and lease portfolios consisted of real estate loans, agricultural related loans, commercial loans, commercial leases, and installment/consumer loans. Real estate loans consist of consumer real estate, agricultural real estate, commercial real estate, and construction loans. The volume of agricultural related loans reflects the primary industry of Liberty's Iowa market. The commercial loan portfolio is well diversified with no individual industry constituting a concentration.

      The lease portfolio includes contracts to lessees located throughout the nation and involved in various industries. The installment/consumer loan portfolio is largely made up of direct consumer loans.

      Lease Servicing - Leases serviced for others are not included in the accompanying consolidated financial statements. The outstanding principal balance of these leases at December 31, 1996 and 1995, was approximately $22,346,000 and $32,942,000, respectively. At December 31, 1996 and 1995 approximately $952,000 and $948,000, respectively, of the leases serviced for others were sold with recourse. The remaining leases, which were sold without recourse, were being serviced for investee entities.

      Lease Arrangements

      Following are the components of lease financing receivables at December 31, 1996 and 1995:

                                                                                  (Unaudited)
                                                                        1996         1995
       Minimum lease payments receivable                            $   53,623    $   40,851
       Estimated unguaranteed residual values of leased property           382           304
                                                                    ----------    ----------
            Gross lease financing receivables                           54,005        41,155

       Less:
        Unearned income                                                  9,085         7,919
                                                                    ----------    ----------

            Net investment in direct financing leases               $   44,920    $   33,236
                                                                    ==========    ==========

      Minimum lease payments receivable were due as follows:

                                                                     (Unaudited)
                                                          1996          1995
       1996                                           $      -       $   13,186
       1997                                               16,997         10,831
       1998                                               14,892          9,060
       1999                                               11,188          5,688
       2000                                                7,086          1,849
       2001                                                3,140            -
       Thereafter                                            320            237
                                                      ----------     ----------

                                                      $   53,623     $   40,851
                                                      ==========     ==========

      Loans and Lease Transactions with Directors and Officers

      Certain directors and executive officers of Liberty and its subsidiaries are customers of Liberty banks in the ordinary course of business. Activity of aggregate loans and leases to such directors, executive officers and their business interests during 1996 and 1995 was as follows:

                                                                        (Unaudited)
                                                         1996               1995
Balance at beginning of year                          $  6,636           $  4,510
New loans                                               10,118              4,082
Repayments                                             (10,249)            (1,956)
                                                      --------           --------
Balance at end of year                                $  6,505           $  6,636
                                                      ========           ========

6.   PREMISES AND EQUIPMENT

                                                              December 31,
                                                    -------------------------------
                                                                        (Unaudited)
                                                        1996                1995
Land                                                  $    475           $    475
Buildings and improvements                               4,466              3,933
Furniture and equipment                                  7,207              5,694
                                                      --------           --------
Total cost                                              12,148             10,102
Accumulated depreciation and amortization               (5,712)            (4,820)
                                                      --------           --------
Total                                                 $  6,436           $  5,282
                                                      ========           ========

      Depreciation and amortization expense on premises and equipment was approximately $1,117,000, $1,048,000 and $892,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

      Liberty has noncancelable operating leases covering certain premises and equipment. Total rent expense was $503,000 in 1996, $360,000 in 1995, and $213,000 in 1994. Minimum future commitments for leases in effect at December 31, 1996 were as follows:

1997                                                                    $    640
1998                                                                         488
1999                                                                         401
2000                                                                         192
2001                                                                         163
Thereafter                                                                   177
                                                                        --------
Total                                                                   $  2,061
                                                                        ========

7.    DEPOSITS

      At December 31, 1996 scheduled maturities of time deposits are as follows:


          Year Ending December 31,
          1997                                                                    $192,475
          1998                                                                      53,621
          1999                                                                      11,127
          2000                                                                       5,039
          2001 and Thereafter                                                        2,137
                                                                                  --------
                 Total                                                            $264,399
                                                                                  ========

      Maturities of time deposits of $100,000 or more at December 31, 1996 are as follows:

          Within three months                                                      $15,357
          After three through six months                                             6,994
          After six through twelve months                                           12,204
          After one year                                                            12,809
                                                                                   -------
                 Total                                                             $47,364
                                                                                   =======

      Average deposits and average rates are summarized for the years ended December 31, as follows:

                                                                                  (Unaudited)
                                                            1996                     1995
                                                   ---------------------    -------------------------
                                                    Amount      %             Amount      %
          Average Non-interest bearing demand      $ 57,979      0.00 %      $ 42,420      0.00 %
          Average Interest bearing demand            65,480      2.26 %        58,303      2.13 %
          Average Money Market                       52,981      3.62 %        45,021      3.76 %
          Average Savings                            50,964      3.83 %        49,276      3.77 %
          Average Time                              236,787      5.87 %       216,975      5.63 %
                                                   --------                  --------
                     Total                         $464,191                  $411,995
                                                   ========                  ========

      Interest expense on deposit accounts for the years ended December 31, is summarized as follows:

                                                                 (Unaudited)    (Unaudited)
                                                     1996            1995           1994
          Interest bearing demand                  $ 1,480         $ 1,241         $ 1,200
          Money Market                               1,922           1,692           1,614
          Savings                                    1,956           1,860           1,439
          Time                                      13,993          12,295           7,763
                                                   -------         -------         -------
                     Total                         $19,351         $17,088         $12,016
                                                   =======         =======         =======

8.    FEDERAL FUNDS PURCHASED

      The outstanding balances for federal funds purchased as of December 31, 1996 and 1995, and the weighted average interest rates paid during each of the years then ended and at each year end were as follows:

                                                                  (Unaudited)
                                                    1996             1995
      Ending balance                              $ 8,780          $ 6,825
      Highest average month-end balance            12,135           16,269
      Average daily balance                         7,271            5,750
      Weighted average interest rate:
        Paid during year                             5.93 %           5.99 %
        At year end                                  6.30             5.60

9.    LONG-TERM BORROWINGS

      Long-term borrowings consisted of the following at December 31, 1996 and 1995:

                                                                                                            (Unaudited)
                                                                                                 1996           1995
       9.45% Class 1995 A-1 lease-backed notes, payable in monthly installments based on scheduled lease payments plus prepayments, excluding interest,
       with final payment due August 15, 2000                                                $    8,924     $   14,334

       12% Class 1995 A-3 subordinated notes, due August 15, 2000                                 1,002          1,002

       7.54% variable rate $20 million revolving credit note with First Bank
       National Association, Minneapolis, Minnesota. Total outstanding principal is due December 31, 1999. Interest is payable on demand. Unadvanced
       credit is $9,205 as of December 31, 1996.                                                 10,795          -

       8.25% variable rate note, payable to Norwest Bank, Iowa, in annual
       installments with the final payment due December 31, 1998.                                   823          1,013

       8.01% variable revolving credit notes with First Bank National
       Association, Minneapolis, Minnesota. Total outstanding principal due and
       paid on December 31, 1996. Interest is payable on demand.                                  -              7,455

       Other                                                                                         35            197
                                                                                             ----------     ----------

                                                                                             $   21,579     $   24,001
                                                                                             ==========     ==========

      Lease financing receivables of $9,623,500 and restricted cash of $765,406, are specifically pledged for repayment of the lease-backed notes payable.

      Liberty entered into a $25 million lease receivable sale facility in November 1996. The facility provides for sale of leases for a one-year period and for a negotiated one-year extension thereafter.

      The 7.54% revolving credit note of $20 million with First Bank National Association, Minneapolis, Minnesota is secured with the stock of Liberty's subsidiaries. As part of this credit agreement, Liberty must adhere to certain loan covenants, which is typical for this type of borrowing arrangement. These covenants include, but are not limited to cash coverage ratio, collateral coverage ratio, tangible net worth minimum, profitability minimums, classified asset maximums, loan loss reserves minimums and non-performing loan maximums. On December 31, 1996 Liberty was in violation of the cash coverage ratio covenant, due to incurring one-time merger-related expenses totalling $1,155,000. First Bank granted a waiver to Liberty for the exception to this covenant.

      Long-term debt is scheduled to mature as follows as of December 31, 1996:

       1997                                                             $ 4,103
       1998                                                               3,438
       1999                                                               2,015
       2000                                                              11,021
       2001                                                               1,002
       Thereafter                                                           -
                                                                        -------
       Total                                                            $21,579
                                                                        =======

10.   REGULATORY RESTRICTIONS

      Liberty is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Liberty must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to quantitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require maintaining minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 1996 and 1995, that Liberty meets all capital adequacy requirements to which it is subject. Furthermore, all Liberty's subsidiary banks are deemed "well-capitalized" at December 31, 1996 and 1995 under the regulatory framework for prompt corrective action.

      Liberty's actual capital amounts and ratios are presented below.

                                                                                                          To Be Well-
                                                                                                       Capitalized Under
                                                                                For Capital            Prompt Corrective
                                                        Actual               Adequacy Purposes         Action Provisions
                                               -----------------------  --------------------------  ------------------------
                                                  Amount       Ratio        Amount       Ratio         Amount      Ratio
As of December 31, 1996:
  Total capital to risk weighted assets
  Liberty Financial Corporation                  $39,925        9.22 %      $34,600         8.0 %      $43,300      10.0 %
  Total banks and thrift                          44,953       10.67         33,700         8.0         42,100      10.0

  Tier 1 capital to risk weighted assets
  Liberty Financial Corporation                   35,479        8.20         17,300         4.0         26,000       6.0
  Total banks and thrift                          41,004        9.73         16,900         4.0         25,300       6.0

  Tier 1 capital to average assets
  Liberty Financial Corporation                   35,479        6.40         22,200         4.0         27,700       5.0
  Total banks and thrift                          41,004        7.90         20,800         4.0         26,000       5.0

As of December 31, 1995 (unaudited):
  Total capital to risk weighted assets
  Liberty Financial Corporation                   35,518        9.58         29,700         8.0         37,100      10.0
  Total banks and thrift                          40,495       11.60         27,900         8.0         34,900      10.0

  Tier 1 capital to risk weighted assets
  Liberty Financial Corporation                   31,236        8.42         14,800         4.0         22,273       6.0
  Total banks and thrift                          36,378       10.42         14,000         4.0         20,900       6.0

  Tier 1 capital to average assets
  Liberty Financial Corporation                   31,236        6.43         19,400         4.0         24,300       5.0
  Total banks and thrift                          36,378        7.90         18,400         4.0         23,000       5.0

11.   SAIF ASSESSMENT

      Liberty's 1996 net earnings included a nonrecurring charge for a special assessment by the FDIC which was mandated by federal legislation and recognized in the third quarter of 1996. This legislation called for all financial institutions with deposits insured by the FDIC under the Savings Association Insurance Fund (SAIF) to pay an assessment at the rate of $0.657 per $100 on SAIF insured deposit levels as of March 31, 1995. Liberty's assessment was $477,000, net of an income tax benefit of $181,000, which reduced 1996 net income by $296,000 or $.04 per share.

12.   INCOME TAXES


                                                           (Unaudited)    (Unaudited)
                                                  1996         1995           1994
      Current                                   $ 3,507      $ 2,896        $ 3,487
      Deferred                                     (258)          81           (979)
                                                -------      -------        -------

      Total provision for income taxes          $ 3,249      $ 2,977        $ 2,508
                                                =======      =======        =======

      The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and deferred income tax liabilities at December 31, 1996 and 1995 were as follows:


                                                                           (Unaudited)
                                                              1996            1995
      Deferred income tax assets:
        Loan and lease losses                                $1,150          $1,073
        Intangible assets                                       897             428
        Deferred compensation                                    98              60
        Deferred fees                                           349             482
        Other                                                    62             170
                                                             ------          ------

      Total deferred income tax assets                        2,556           2,213
                                                             ------          ------
      Deferred income tax liabilities:
        Premises and equipment                                  154             136
        Deferred loan fees, net                                 360             287
        Deferred loan costs                                     138             123
        FASB 115                                                 39             322
        Other                                                   248             269
                                                             ------          ------

      Total deferred income tax liabilities                     939           1,137
                                                             ------          ------

      Net deferred income tax assets                         $1,617          $1,076
                                                             ======          ======

      The base year bad debt income tax reserve, defined as income tax reserves arising in tax years beginning before December 31, 1987, was $290,000 at December 31, 1996. In accordance with SFAS No. 109, no deferred income tax liability has been recognized on this amount as management does not anticipate that this bad debt income tax reserve will be taxable in the foreseeable future.

      The effective income tax rate differs from the federal statutory income tax rate in effect each year as a result of the following items:


                                                           (Unaudited)     (Unaudited)
                                               1996            1995            1994
      Federal statutory income tax rate        35.0 %          35.0 %          35.0 %
      Increase (decrease) from:
        Tax-exempt interest income             (3.5)           (4.7)           (4.1)
        State income taxes                      4.0             4.7             4.1
        Amortization of intangible assets       2.9             0.7             2.2
        Surtax exemption                       (1.0)           (1.0)           (1.0)
        Other                                   2.8            (1.8)           (2.8)
                                              -----           -----           -----

      Effective income tax rate                40.2 %          32.2 %          33.4 %
                                              =====           =====           =====

13.   EMPLOYEE BENEFIT PLANS

      401(k) Plan - Liberty has a qualified 401(k) plan covering all eligible full-time employees. Employee contributions to the plan are made voluntarily through payroll deductions up to 15% of the employee's gross salary. To incent participation in the plan, Liberty makes an annual matching contribution of 50% of the employee's contribution, limited to 8% of the employee's deferral. Total expenses for the 401(k) plan were $217,959, $172,492 and $128,400 in 1996, 1995 and 1994, respectively.

      Phantom Stock Plan - Liberty has a Phantom Stock Agreement (Agreement) covering certain key executives. Benefits under the Agreement are based on an annual dollar contribution determined by the Board of Directors, the book value of each bank's stockholder equity, a specified interest rate and years of service. The shares credited to each executive's account do not contain rights as are ordinarily attached to the ownership of common stock. Total expenses for the Agreement were $105,650, $81,602 and $76,891 in 1996, 1995 and 1994, respectively.

14.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      Estimated fair value disclosures are reported in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value of securities is based primarily upon quoted market prices within an active market. For the remaining financial instruments, the estimated fair values presented are management's estimates of the amount at which the instrument could be exchanged in a current transaction between willing parties, based upon estimates using present value and other valuation methods. As these estimates are significantly affected by the assumptions used, estimated fair values may not be comparable between entities, nor would they be realizable in an immediate liquidation of the instruments. SFAS No. 107 excludes certain items including lease contracts, from its disclosure requirements. Accordingly, the aggregate fair value amounts presented are not intended to represent, and do not represent, the underlying value of Liberty. The carrying values and estimated fair values of Liberty's financial instruments at December 31, 1996 and 1995 were as follows:


                                                                                        (Unaudited)
                                                              1996                          1995
                                                  ---------------------------   ----------------------------
                                                   Carrying       Estimated       Carrying       Estimated
                                                    Value         Fair Value       Value         Fair Value
      Selected Assets:
        Cash and due from banks                     $ 28,213      $ 28,213         $ 19,886       $ 19,886
        Federal funds sold                            11,968        11,968            8,746          8,746
        Securities available for sale                 97,479        97,479          119,248        119,248
        Loans                                        392,212       396,387          317,527        320,344

      Selected Liabilities:
        Deposits                                     512,779       512,970          443,765        446,332
        Federal funds purchased                        8,780         8,780            6,825          6,825
        Long-term borrowings                          21,579        21,550           24,001         24,023

      Off Balance Sheet Financial Instruments:
        Commitments to extend credit                     -          96,940              -           75,880

      Cash and Due From Banks - The carrying value approximates estimated fair value.

      Federal Funds Sold - The carrying value approximates estimated fair value.

      Securities - The estimated fair value of securities is based on quoted market prices where available. Where not available, fair values are based on quoted market prices of similar securities, adjusted for any differences in credit ratings or maturities.

      Loans - The estimated fair value of loans is calculated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and maturities, adjusted for credit and prepayment risks.

      Deposits - The estimated fair value of non-interest bearing and interest bearing demand, money market and savings deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered for deposits of similar remaining maturities.

      Federal Funds Purchased - The carrying value of federal funds purchased approximate the estimated fair value.

      Long-Term Borrowings - The fair value of long-term borrowings is estimated using rates currently available for debt with similar terms and remaining maturities.

      Off-Balance Sheet Financial Instruments - The estimated fair value of commitments to extend credit are estimated using the contractual rate which approximates market rates.

15.   COMMITMENTS

      Liberty engages in certain off-balance sheet activities to meet the financing needs of customers. Such activities consist principally of commitments to extend credit and standby letters of credit. Exposure to credit losses is represented by the contractual amounts of the commitments to extend credit or standby letters of credit, and credit losses may be incurred when a customer fails to perform in accordance with the contractual terms. Liberty uses the same credit standards in making commitments and conditional obligations as it uses for making loans. Collateral may be obtained if deemed necessary by management's credit evaluation. Collateral held varies, but generally may include receivables, inventory, equipment or real estate. The contractual amounts of these financial instruments at December 31, 1996 and 1995 were as follows:


                                                              (Unaudited)
                                                 1996             1995
      Commitments to extend credit:
        Secured by commercial real estate      $24,654          $22,338
        Credit card lines                       22,657           20,230
        Home equity lines                        4,107              718
        Other commitments                       43,975           31,110
        Letters of credit                        1,547            1,484

      Commitments to extend credit are contractual agreements to lend money to customers for a specific period of time provided there is no violation of any condition established in the contract. Such commitments may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

      Letters of credit are issued on behalf of bank customers in connection with contracts between the customers and third parties. Under a letter of credit, the bank assured that the third party will not suffer a loss if the customer fails to meet the contractual obligation.

16.   CONTINGENCIES AND STATUTORY RESTRICTIONS

      In the normal course of business, Liberty and its subsidiaries are periodically involved in legal proceedings. Management is of the opinion, after review with legal counsel, that there are no such actions at December 31, 1996 or 1995 that would have a material effect upon the consolidated financial statements.

      The subsidiaries of Liberty are required to maintain reserve balances at the Federal Reserve Bank based upon deposit levels and other factors. The average balances of reserves required to be maintained were $2,070,000 in 1996 and $1,737,000 in 1995.

17.   PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

        CONDENSED STATEMENT OF FINANCIAL CONDITION

                                                                     (Unaudited)
                                                             1996       1995
        ASSETS
          Cash and due from banks                          $ 3,804    $   487
          Equity in subsidiaries                            43,689     37,362
          Equity in other financial institutions               980      1,827
          Other assets                                         147        354
          Goodwill and other intangible assets, net          7,480        661
                                                           -------    -------

        TOTAL ASSETS                                       $56,100    $40,691
                                                           =======    =======

        LIABILITIES AND STOCKHOLDERS' EQUITY
        LIABILITIES:
          Notes payable                                    $11,653    $ 8,329
          Other liabilities                                  1,408        308
                                                           -------    -------
                Total liabilities                           13,061      8,637
                                                           -------    -------

        STOCKHOLDERS' EQUITY                                43,039     32,054
                                                           -------    -------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $56,100    $40,691
                                                           =======    =======

      CONDENSED STATEMENT OF OPERATIONS

                                                                (Unaudited)    (Unaudited)
                                                     1996           1995           1994
      REVENUES:
        Management fees from subsidiaries            $   957       $   809       $   723
        Other income                                     458           206           182
                                                     -------       -------       -------
              Total income                             1,415         1,015           905
                                                     -------       -------       -------

      EXPENSES:
       Interest                                         779           818           781
       Personnel                                      1,911           712           617
       Amortization of goodwill                         686           569           856
       Professional fees                                199             2            16
       Other                                            401           427           381
                                                    -------       -------       -------
             Total expenses                           3,976         2,528         2,651
                                                    -------       -------       -------

      INCOME BEFORE INCOME TAXES AND EQUITY
        IN UNDISTRIBUTED INCOME OF SUBSIDIARIES       2,561         1,513         1,746

      INCOME TAX BENEFIT                                (339)         (337)         (310)
                                                     -------       -------       -------

      INCOME BEFORE EQUITY IN UNDISTRIBUTED
        INCOME OF SUBSIDIARIES                         2,222         1,176         1,436

      EQUITY IN UNDISTRIBUTED INCOME
        OF SUBSIDIARIES                                7,057         7,445         6,447
                                                     -------       -------       -------

      NET INCOME                                     $ 4,835       $ 6,269       $ 5,011
                                                     =======       =======       =======

      CONDENSED STATEMENT OF CASH FLOWS

                                                                                                 (Unaudited)      (Unaudited)
                                                                                    1996             1995             1994
      CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                                      $ 4,835          $ 6,269          $ 5,011
        Adjustments to reconcile net income to net cash provided by operating activities:
            Equity in undistributed income of subsidiaries                               (2,649)          (2,475)          (4,323)
            Amortization of goodwill                                                        686              569              856
            Decrease (increase) in other assets                                             207              (39)             (57)
            Increase (decrease) in other liabilities                                      1,100               86             (304)
                                                                                        -------          -------          -------
              Net cash provided by operating activities                                   4,179            4,410            1,183
                                                                                        -------          -------          -------

      CASH FLOWS FROM INVESTING ACTIVITIES:
        Proceeds from sales of investments                                                  752              -                -
        Investments in subsidiaries                                                      (4,554)            (195)            (832)
        Investments in other financial institutions                                          95           (1,827)             -
                                                                                        -------          -------          -------
              Net cash used in investing activities                                      (3,707)          (2,022)            (832)
                                                                                        -------          -------          -------

      CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from notes payable                                                       4,300              600              644
        Repayments of notes payable                                                        (976)          (2,809)          (1,096)
        Dividends paid                                                                     (479)             -                -
                                                                                        -------          -------          -------
               Net cash provided by (used in) financing activities                        2,845           (2,209)            (452)
                                                                                        -------          -------          -------

      CASH AND CASH EQUIVALENTS:
        Increase (decrease) in cash and cash equivalents                                  3,317              179             (101)
        Balance, beginning of year                                                          487              308              409
                                                                                        -------          -------          -------

        Balance, end of year                                                            $ 3,804          $   487          $   308
                                                                                        =======          =======          =======

      SUPPLEMENTAL CASH FLOW INFORMATION:
        Cash paid (received):
          Interest                                                                      $   758          $   877          $   818
          Income tax refunds                                                               (367)            (384)            (160)

      NONCASH INVESTING AND FINANCING ACTIVITIES:
        Issuance of common stock in exchange for the minority
          interest in common stock of consolidating entities, net                         7,055              -                -

18. SUBSEQUENT EVENT - PENDING MERGER

    On August 18, 1997 Liberty entered into a reorganization and merger agreement with Commercial Federal Corporation (Commercial). Under the terms of the merger agreement, and based on Commercial's closing stock price on November 24, 1997 of $31.58 (adjusted for Commercial's three-for-two stock split distributed on December 15, 1997), Commercial will issue approximately 4,015,561 shares (adjusted for Commercial's three-for-two stock split distributed on December 15, 1997) of its common stock in a tax-free reorganization for all 8,748,500 shares of Liberty's common stock with an aggregate value of approximately $126,811,000.

    Following the proposed acquisition, Liberty will be merged with and into Commercial Federal Bank, a wholly-owned subsidiary of Commercial. This pending merger transaction, which is subject to regulatory approvals, Liberty's stockholders' approvals and other conditions, is expected to be consummated before March 31, 1998.

    In connection with the proposed merger of Liberty with Commercial, Liberty is obligated to pay at the merger consummation date an investment banking advisory fee based on Commercial's per share stock price at closing which is anticipated to be approximately $2,000,000.

LIBERTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                      (Unaudited)
                                                    September 30, December 31,
ASSETS                                                  1997         1996
CASH AND DUE FROM BANKS                               $ 26,024     $ 28,213
FEDERAL FUNDS SOLD                                       2,458       11,968
                                                      --------     --------
        Total cash and cash equivalents                 28,482       40,181
                                                      --------     --------

SECURITIES AVAILABLE FOR SALE, at fair value
  amortized cost of $73,962 and $97,420                 74,494       97,479
                                                      --------     --------

LOANS AND LEASES:
    Commercial, financial and agricultural             203,473      174,537
    Consumer                                            81,830       60,705
    Real estate                                        182,334      156,970
    Lease financing                                     44,217       44,920
                                                      --------     --------
        Total loans and leases                         511,854      437,132
  Allowance for loan and lease losses                    5,423        4,446
                                                      --------     --------
        Net loans and leases                           506,431      432,686
                                                      --------     --------
PREMISES AND EQUIPMENT, net                              7,179        6,436
OTHER ASSETS                                            20,579        7,560
GOODWILL, net                                            7,105       13,863
                                                      --------     --------

TOTAL ASSETS                                          $644,270     $598,205
                                                      ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits:
    Non-interest bearing demand                       $ 69,071     $ 63,902
    Interest bearing demand                             69,810       70,368
    Money market                                        77,620       61,828
    Savings                                             55,554       52,282
    Time                                               285,215      264,399
        Total deposits                                 557,270      512,779

  Federal funds purchased                                  405        8,780
  Long-term borrowings                                  20,987       21,579
  Accrued expenses and other liabilities                15,793       12,028
                                                      --------     --------
        Total liabilities                              594,455      555,166
                                                      --------     --------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $1 par value; 20,000,000 shares
    authorized; 8,748,501 shares issued and
    outstanding                                          8,749        8,749
  Additional paid in capital                             7,055        7,055
  Retained earnings                                     33,479       27,176
  Unrealized holding gain on securities available
    for sale, net                                          532           59
                                                      --------     --------
        Total stockholders' equity                      49,815       43,039
                                                      --------     --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $644,270     $598,205
                                                      ========     ========

See accompanying notes to consolidated financial statements.

LIBERTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                              (Unaudited)
                                                         For Nine Months Ended,
                                                              September 30,
                                                      ----------------------------
                                                              1997           1996
INTEREST INCOME:
  Loans and leases                                      $   36,887     $   28,927
  Taxable securities                                         3,361          4,348
  Tax-exempt securities                                        533            710
  Federal funds sold                                           621            437
                                                        ----------     ----------
           Total interest income                            41,402         34,422
                                                        ----------     ----------
INTEREST EXPENSE:
  Deposits                                                  16,437         14,103
  Federal funds purchased                                      282            359
  Long-term borrowings                                       1,431          1,545
                                                        ----------     ----------
           Total interest expense                           18,150         16,007
                                                        ----------     ----------
NET INTEREST INCOME                                         23,252         18,415
PROVISIONS FOR LOAN AND LEASE LOSSES                         2,351            659
                                                        ----------     ----------

NET INTEREST INCOME AFTER PROVISIONS FOR LOAN AND
  LEASE LOSSES                                              20,901         17,756
                                                        ----------     ----------
NONINTEREST INCOME:
  Service charges and fees                                   1,764          1,456
  Insurance commissions                                        482            487
  Securities gains                                              80             10
  Other                                                      2,644          1,838
                                                        ----------     ----------
           Total noninterest income                          4,970          3,791
                                                        ----------     ----------

NONINTEREST EXPENSES:
  Personnel                                                  8,511          6,906
  Occupancy                                                  2,021          1,548
  Data processing                                              586            525
  Advertising and promotion                                    545            452
  Professional fees                                            530            345
  Telephone and postage                                        768            615
  FDIC insurance                                                69            657
  Amortization of goodwill                                     479            552
  Other                                                      3,097          2,762
                                                        ----------     ----------
           Total noninterest expenses                       16,606         14,362
                                                        ----------     ----------
INCOME BEFORE INCOME TAXES                                   9,265          7,185
PROVISION FOR INCOME TAX                                     2,962          2,653
                                                        ----------     ----------

NET INCOME                                              $    6,303     $    4,532
                                                        ==========     ==========

NET INCOME PER COMMON SHARE                             $     0.72     $     0.52
                                                        ==========     ==========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING     8,748,500      8,748,500
                                                        ==========     ==========

See accompanying notes to consolidated financial statements.

LIBERTY FINANCIAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED) (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                 (Unaudited)
                                                                            For Nine Months Ended
                                                                                September 30,
                                                                          --------------------------
                                                                            1997           1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $  6,303      $  4,532
  Adjustments to reconcile net income to net cash provided (used)
    by operating activities:
    Depreciation and amortization                                              827           706
    Provisions for loan and lease losses                                     2,351           659
    Amortization and accretion                                                 377           286
    Amortization of goodwill                                                   479           548
    Gain on sale of available-for-sale securities                              (80)          (10)
    (Increase) decrease in other assets                                     (6,740)        1,946
    Increase in accrued expenses and other liabilities                       3,765         2,920
                                                                          --------      --------
           Net cash provided by operating activities                         7,282        11,587
                                                                          --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for acquisitions                                                   -          (1,832)
  Net increase in loans and leases                                         (76,096)      (64,650)
  Purchases of:
    Securities available for sale                                          (33,936)      (20,864)
    Premises and equipment                                                  (1,570)       (1,573)
  Proceeds from sales and maturities of:
    Securities available for sale                                           57,097        36,038
                                                                          --------      --------
           Net cash used in investing activities                           (54,505)      (52,881)
                                                                          --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in deposits                                                      44,491        36,626
  Net increase (decrease) in federal funds purchased                        (8,375)        4,385
  Proceeds from issuance of long-term debt                                   3,148         2,700
  Repayment of long-term debt                                               (3,740)       (5,364)
  Cash dividends paid                                                          -            (479)
                                                                          --------      --------
           Net cash provided by financing activities                        35,524        37,868
                                                                          --------      --------
CASH AND CASH EQUIVALENTS:
  Decrease in cash and cash equivalents                                    (11,699)       (3,426)
  Cash and cash equivalents, beginning of year                              40,181        28,632
                                                                          --------      --------
  Cash and cash equivalents, end of period                                $ 28,482      $ 25,206
                                                                          ========      ========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid:
    Interest                                                              $ 17,886      $ 15,705
    Income taxes                                                             2,938         2,685

NONCASH INVESTMENT AND FINANCING ACTIVITIES:
  Loans transferred to foreclosed property                                $      -      $    695

See accompanying notes to consolidated financial statements.

LIBERTY FINANCIAL CORPORATION

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
--------------------------------------------------------------------------------

1.  BASIS OF PRESENTATION

    The accompanying, unaudited, interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results that may be expected for further periods. For further information, refer to the audited financial statements and footnotes hereto included in Liberty's annual report for the year ended December 31, 1996.

--------------------------------------------------------------------------------

                      REORGANIZATION AND MERGER AGREEMENT

                                 BY AND AMONG

                        COMMERCIAL FEDERAL CORPORATION

                                      AND


                         LIBERTY FINANCIAL CORPORATION



                          DATED AS OF AUGUST 18, 1997

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

--------------------------------------------------------------------------------

ARTICLE I     THE MERGER AND RELATED MATTERS................  2
      1.1     Merger: Surviving Institution.................  2
      1.2     Effective Time of the Merger..................  2
      1.3     Conversion of Shares..........................  3
      1.4     Surviving Corporation in the Merger...........  4
      1.5     Authorization for Issuance of Commercial
               Common Stock; Exchange of Certificates.......  5
      1.6     No Fractional Shares..........................  7
      1.7     Shareholders' Approvals.......................  8
      1.8     Registration Statement; Prospectus/Proxy
               Statement....................................  8
      1.9     Cooperation; Regulatory Approvals............. 10
      1.10    Closing....................................... 10
      1.11    Closing of Transfer Books..................... 10
      1.12    Bank Mergers.................................. 11

 ARTICLE II   REPRESENTATIONS AND WARRANTIES
               OF COMPANY................................... 11
       2.1    Organization, Good Standing, Authority,
              Insurance, Etc................................ 11
       2.2    Capitalization................................ 12
       2.3    Ownership of Subsidiaries..................... 12
       2.4    Financial Statements and Reports.............. 12
       2.5    Absence of Changes............................ 13
       2.6    Prospectus/Proxy Statement.................... 14
       2.7    No Broker's or Finder's Fees.................. 14
       2.8    Litigation and Other Proceedings.............. 14
       2.9    Compliance with Law........................... 14
       2.10   Corporate Actions............................. 15
       2.11   Authority..................................... 15
       2.12   Employment Arrangements....................... 16
       2.13   Employee Benefits............................. 16
       2.14   Information Furnished......................... 17
       2.15   Property and Assets........................... 18
       2.16   Agreements and Instruments.................... 18
       2.17   Material Contract Defaults.................... 19
       2.18   Tax Matters................................... 19
       2.19   Environmental Matters......................... 20
       2.20   Loan Portfolio; Portfolio Management.......... 20
       2.21   Real Estate Loans and Investments............. 21
       2.22   Derivatives Contracts......................... 21
       2.23   Insurance..................................... 21
       2.24   Stockholder Agreement......................... 22

ARTICLE III   REPRESENTATIONS AND WARRANTIES OF COMMERCIAL.. 22
       3.1    Organization, Good Standing, Authority,
               Insurance, Etc............................... 22
       3.2    Capitalization................................ 23
       3.3    Ownership of Subsidiaries..................... 23
       3.4    Financial Statements and Reports.............. 23
       3.5    Absence of Changes............................ 24
       3.6    Prospectus/Proxy Statement.................... 24
       3.7    No Broker's or Finder's Fees.................. 25
       3.8    Compliance With Law........................... 25
       3.9    Corporate Actions............................. 25
       3.10   Authority..................................... 26
       3.11   Information Furnished......................... 26
       3.12   Litigation and Other Proceedings.............. 26
       3.13   Agreements and Instruments.................... 27

ARTICLE IV    COVENANTS..................................... 27
       4.1    Investigations; Access and Copies............. 27
       4.2    Conduct of Business of the Company and the
               Company Subsidiaries......................... 27
       4.3    No Solicitation............................... 29
       4.4    Shareholder Approval.......................... 30
       4.5    Filing of Holding Company and Merger
               Applications................................. 30
       4.6    Consents...................................... 30
       4.7    Resale Letter Agreements...................... 30
       4.8    Publicity..................................... 30
       4.9    Cooperation Generally......................... 31
       4.10   Additional Financial Statements and Reports... 31
       4.11   Stock Listing................................. 31
       4.12   Conforming Adjustments........................ 31
       4.13   D&O Indemnification and Insurance............. 32
       4.14   Employment Benefits........................... 32
       4.15   Board of Directors............................ 33
       4.16   Update Disclosures............................ 33
       4.17   Liberty-Pocahontas............................ 33

ARTICLE V     CONDITIONS OF THE MERGER; TERMINATION
               OF AGREEMENT................................. 33
       5.1    General Conditions............................ 33
       5.2    Conditions to Obligations of Commercial....... 34
       5.3    Conditions to Obligations of Company.......... 37
       5.4    Termination of Agreement and Abandonment
               of Merger.................................... 38

ARTICLE VI    TERMINATION OF OBLIGATIONS; PAYMENT OF
               EXPENSES..................................... 40
       6.1    Termination; Lack of Survival of
              Representations and Warranties................ 40
       6.2    Payment of Expenses........................... 41

ARTICLE VII   CERTAIN POST-MERGER AGREEMENTS................ 42
       7.1    Reports to the SEC............................ 42
       7.2    Employees..................................... 42

ARTICLE VIII  GENERAL....................................... 42
       8.1    Amendments.................................... 42
       8.2    Confidentiality............................... 43
       8.3    Governing Law................................. 43
       8.4    Notices....................................... 43
       8.5    No Assignment................................. 44
       8.6    Headings...................................... 44
       8.7    Counterparts.................................. 44
       8.8    Construction and Interpretation............... 44
       8.9    Entire Agreement.............................. 44
       8.10   Severability.................................. 45
       8.11   No Third Party Beneficiaries.................. 45
       8.12   Enforcement of Agreement...................... 45

Schedules:
Schedule I   Disclosure Schedule for the Company............
Schedule II  Disclosure Schedule for Commercial
             and the Bank...................................

Exhibits:
Exhibit 1.1(a)  Form of Voting Agreement....................
Exhibit 1.1(b)  Form of Acquisition Plan of Merger..........
Exhibit 4.14(a) Form of Employment Agreement................
Exhibit 5.2(a)  Form of Opinion of Counsel for
                 the Company................................
Exhibit 5.3(a)  Form of Opinion of Counsel for Commercial...
Exhibit 5.4(e)  Index Group.................................

                      REORGANIZATION AND MERGER AGREEMENT

==============================================================================


          THIS REORGANIZATION AND MERGER AGREEMENT ("Agreement") is dated as of August 18, 1997, by and among COMMERCIAL FEDERAL CORPORATION, a Nebraska corporation ("Commercial") and LIBERTY FINANCIAL CORPORATION, an Iowa corporation ("Company").

          WHEREAS, Commercial, a non-diversified, unitary savings and loan holding company, with principal offices in Omaha, Nebraska, owns all of the issued and outstanding capital stock of Commercial Federal Bank, a Federal Savings Bank (the "Bank"), with its principal offices in Omaha, Nebraska;

          WHEREAS, Company, a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"), with principal offices in West Des Moines, Iowa, owns all of the issued and outstanding capital stock of Liberty Bank & Trust, Bloomfield, Liberty Bank & Trust, Forest City, Liberty Bank & Trust, Johnston, Liberty Bank & Trust, Lake Mills, Liberty Bank & Trust, Mason City, Liberty Bank & Trust, N.A., Pocahontas, Liberty Bank & Trust, Tucson and Liberty Bank & Trust, Woodbine with offices in Iowa and Arizona (collectively, the "Liberty Banks") except as set forth in Section 2.3 of
Schedule I.

          WHEREAS, Commercial and Company desire to combine their respective holding companies through an exchange so that the respective shareholders of both Commercial and Company will have an equity ownership in the combined holding company;

          WHEREAS, following the combination of Commercial and Company it is intended that Bank and the Liberty Banks will be merged such that the resulting holding company will retain the advantage of a unitary savings and loan holding company status and that the resulting savings institution will achieve certain economies of scale and efficiencies as a result of such subsequent merger;

          WHEREAS, it is intended that to accomplish this result, the Company will be acquired by means of a merger (the "Acquisition Merger") of the Company with and into Commercial, followed by the merger of the Liberty Banks with and into the Bank (the "Bank Mergers").

          WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Commercial's willingness to enter into this Agreement, each of the directors of the Company has entered into a voting agreement in the form attached hereto as Exhibit 1.1(a) (the "Voting Agreements");

          WHEREAS, it is intended that (i) for federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and this Agreement shall constitute a plan of reorganization pursuant to Section 368 of the Code, and (ii) the Acquisition Merger shall qualify for pooling of interests accounting treatment under generally accepted accounting principles; and

          WHEREAS, the Boards of Directors of Commercial and the Company (at meetings duly called and held) have determined that this Agreement and the transactions contemplated hereby are in the best interests of Commercial and the Company, respectively, and their respective stockholders and have approved this Agreement.

          NOW THEREFORE, in consideration of the premises and mutual promises hereinafter set forth, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:


                                   ARTICLE I
                        THE MERGER AND RELATED MATTERS


          1.1  Merger: Surviving Institution.  Subject to the terms and
               -----------------------------
conditions of this Agreement, and pursuant to the provisions of the Nebraska Business Corporation Act ("NBCA") and the Iowa Business Corporation Act ("IBCA"), at the Acquisition Merger Effective Time (as hereinafter defined), the Company shall be merged with and into Commercial pursuant to the terms and conditions set forth herein and in the Plan of Merger to be set forth as Exhibit 1.1(b) attached hereto (the "Acquisition Plan of Merger") and the separate corporate existence of the Company shall cease. The Acquisition Merger shall have the effects specified in the NBCA and the IBCA, Section 1.4(e) hereof and the Acquisition Plan of Merger. Upon the consummation of the Acquisition Merger, the separate corporate existence of the Company shall cease and Commercial shall continue as the surviving corporation following the Acquisition Merger (Commercial is sometimes referred to herein in such capacity as the "Surviving Corporation"). Commercial may at any time change the method of effecting the Merger if and to the extent it deems such change to be desirable, provided, however, that no such change shall (A) alter or change the amount or
--------  -------
kind of consideration to be issued to holders of Company common stock as provided for in this Agreement, (B) adversely affect the tax treatment to Company shareholders as a result of receiving the consideration described in
Section 1.3 herein or (C) materially impede or delay the consummation of the transactions contemplated by this Agreement.

          1.2  Effective Time of the Merger.  As soon as practicable after each
               ----------------------------
of the conditions set forth in Article V hereof have been satisfied or waived, Commercial and the Company will file, or cause to be filed, articles of merger with appropriate authorities of Nebraska and Iowa which articles of merger shall in each case be in the form required by and executed in accordance with applicable provisions of law. The Acquisition Merger shall become effective at the time and date which is the later of the time at which

(i) the Nebraska articles of merger are filed with the appropriate authorities of Nebraska and (ii) the Iowa articles of merger are filed with the appropriate authorities of Iowa (the "Acquisition Merger Effective Time"), which shall be immediately following the Closing (as defined in Section 1.11 herein) and on the same day as the Closing if practicable.

          1.3  Conversion of Shares.
               --------------------

          (a)(i) At the Acquisition Merger Effective Time, by virtue of the Merger and without any action on the part of Commercial or Company or the holders of shares of Commercial or Company common stock, each outstanding share of Company common stock issued and outstanding at the Acquisition Merger Effective Time (except for Dissenting Shares (as such term is defined in paragraph (c) below)and shares referred to in subparagraph (ii) of this Section 1.3) shall be converted into and exchanged for the right to receive 0.306 of a share of Commercial common stock (the "Exchange Ratio"), subject to adjustment as set forth in subparagraph (a)(v) of this Section 1.3.

          (ii) Any shares of Company common stock which are owned or held by Company or any of its subsidiaries (except shares held in any 401(k) plan of the Company or any of its subsidiaries or held in a fiduciary capacity) or by Commercial or any of Commercial's subsidiaries (other than in a fiduciary capacity) at the Acquisition Merger Effective Time shall cease to exist, and the certificates for such shares shall as promptly as practicable be cancelled and no shares of capital stock of Commercial shall be issued or exchanged therefor.

          (iii) Each share of common stock of Commercial issued and outstanding immediately prior to the Acquisition Merger Effective Time shall remain an outstanding share of common stock of the Surviving Corporation.

          (iv) At the Acquisition Merger Effective Time, the holders of certificates representing shares of Company common stock shall cease to have any rights as stockholders of the Company, except the right to receive the Merger Consideration as provided herein.

          (v) If the holders of Commercial common stock shall have received or shall have become entitled to receive, without payment therefor, during the period commencing on the date hereof and ending with the Acquisition Merger Effective Time, additional shares of common stock or other securities for their stock by way of a stock split, stock dividend, reclassification, combination of shares or similar corporate rearrangement ("Stock Adjustment"), then the Exchange Ratio shall be proportionately adjusted to take into account such Stock Adjustment. In addition, the Average NYSE Closing Price, as defined below, shall be proportionately adjusted to compensate for any such Stock Adjustment.

          (b) Each share of Commercial common stock to be issued to the Company's shareholders pursuant to this Section 1.3 shall include the corresponding number of rights associated with the Commercial common stock pursuant to the Rights Agreement dated as of December 19, 1988 by and between Commercial and Manufacturers Hanover Trust Company, as Rights Agent ("Commercial Rights Agreement").

          (c) Dissenting Shares.  Any shares of Company common stock held by a
              -----------------
holder who dissents from the Acquisition Merger and becomes entitled to obtain payment for the value of such shares of Company common stock pursuant to the applicable provisions of the IBCA shall be herein called "Dissenting Shares." Any Dissenting Shares shall not, after the Acquisition Merger Effective Time, be entitled to vote for any purpose or receive any dividends or other distributions and shall not be entitled to receive the Merger Consideration; provided, however, that shares of Company common stock held by a dissenting stockholder who subsequently withdraws a demand for payment, fails to comply fully with the requirements of the IBCA, or otherwise fails to establish the right of such stockholder to be paid the value of such stockholders' shares under the IBCA shall be deemed to be converted into the right to receive the Merger Consideration pursuant to the terms and conditions referred to above.

          (d) The term "Average NYSE Closing Price" shall mean the arithmetic mean of the closing price per share (carried to the fourth decimal point) of the Commercial common stock on the New York Stock Exchange ("NYSE") for the twenty-fifth through the sixth trading day, inclusive, immediately preceding the business day prior to the later of (A) the date on which all requisite federal and state regulatory approvals required to consummate the transactions contemplated by this Agreement, including the Bank Mergers, are obtained (and Commercial shall notify the Company of the date when all such approvals are obtained), including for this purpose the period of any requisite waiting periods in respect thereof, or (B) the date the Company obtains the requisite approval of its shareholders herein (the "Determination Period").


          1.4  Surviving Corporation in the Merger.
               -----------------------------------

          (a) The name of the Surviving Corporation in the Acquisition Merger shall be Commercial Federal Corporation.

          (b) The Articles of Incorporation of Commercial as in effect immediately prior to the Acquisition Merger Effective Time shall be the Articles of Incorporation of the Surviving Corporation as the Surviving Corporation.

          (c) The bylaws of Commercial, together with all amendments thereto, if any, as in effect immediately prior to the Acquisition Merger Effective Time, shall thereafter be the bylaws of the Surviving Corporation, until amended as provided therein or by law.

          (d) Except as otherwise specified by this Agreement, the directors and officers of Commercial in office immediately prior to the Acquisition Merger Effective Time shall be the directors and officers of the Surviving Corporation following the Acquisition Merger, until their successors shall be duly elected and qualified.

          (e) From and after the Acquisition Merger Effective Time:

          (i) The Surviving Corporation shall possess all assets and property of every description, and every interest in the assets and property, wherever located, and the rights, privileges, immunities, powers, franchises, and authority, of a public as well as of a private nature, of the Company, and all obligations belonging or due to each of Commercial and the Company, all of which are vested in the Surviving Corporation without further act or deed. Title to any real estate or any interest in the real estate vested in Commercial or the Company shall not revert or in any way be impaired by reason of the Acquisition Merger.

          (ii) The Surviving Corporation shall be liable for all the obligations of each of Commercial and Company. Any claim existing, or action or proceeding pending, by or against the Company or Commercial, may be prosecuted to judgment, with right of appeal, as if the Acquisition Merger had not taken place, or the Surviving Corporation may be substituted in its place.

          (iii) All the rights of creditors of each of Company and Commercial shall be preserved unimpaired, and all liens upon the property of Company and Commercial are preserved unimpaired, on only the property affected by such liens immediately prior to the Acquisition Merger Effective Time.

          1.5  Authorization for Issuance of Commercial Common Stock;
               ------------------------------------------------------
               Exchange of Certificates.
               ------------------------

          (a) Commercial shall reserve for issuance a sufficient number of shares of its common stock for the purpose of issuing its shares to the Company's shareholders in accordance with this Article I. Immediately prior to the Acquisition Merger Effective Time, Commercial shall make available for exchange or conversion, by transferring to an exchange agent appointed by Commercial (the "Exchange Agent") for the benefit of the holders of Company common stock: (i) such number of whole shares of Company common stock as shall be issuable in connection with the payment of the aggregate Merger Consideration, and (ii) such funds as may be payable in lieu of fractional shares of Commercial common stock.

          (b) After the Acquisition Merger Effective Time, holders of certificates theretofore evidencing outstanding shares of Company common stock (other than Dissenting Shares and as provided in Section 1.3(a)(ii)), upon surrender of such certificates to the Exchange Agent, shall be entitled to receive certificates representing the number of whole shares of Commercial common stock into which shares of Company common stock theretofore represented by the certificates so surrendered shall have been converted, as provided in
Section 1.3 hereof and cash payments in lieu of fractional shares as provided in
Section 1.6 hereof. As soon as practicable after the Acquisition Merger Effective Time, the Exchange Agent will send a notice and transmittal form to each Company shareholder of record at the Acquisition Merger Effective Time whose Company stock shall have been converted into Commercial common stock advising such shareholder of the effectiveness of the Acquisition Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing Company common stock in exchange for new certificates for Commercial common stock and for cash payable in lieu of any fractional interest. Upon surrender, each certificate evidencing Company common stock shall be cancelled.

          (c) Until surrendered as provided in this Section 1.5 hereof, each outstanding certificate which, prior to the Acquisition Merger Effective Time, represented Company common stock (other than Dissenting Shares and shares cancelled at the Acquisition Merger Effective Time pursuant to Section 1.3(a)(ii) hereof) will be deemed for all corporate purposes to evidence ownership of the number of whole shares of Commercial common stock into which the shares of Company common stock formerly represented thereby were converted and the right to receive cash in lieu of any fractional interest. However, until such outstanding certificates formerly representing Company common stock are so surrendered, no dividend or distribution payable to holders of record of Commercial common stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there shall be paid to such holder the amount of any dividends or distribution, without interest, theretofore paid with respect to such whole shares of Commercial common stock, but not paid to such holder, and which dividends or distribution had a record date occurring on or subsequent to the Acquisition Merger Effective Time and the amount of any cash, without interest, payable to such holder in lieu of fractional shares pursuant to Section 1.6 hereof. After the Acquisition Merger Effective Time, there shall be no further registration of transfers on the records of the Company of outstanding certificates formerly representing shares of Company common stock and, if a certificate formerly representing such shares is presented to Commercial, it shall be forwarded to the Exchange Agent for cancellation and exchange for certificates representing shares of Commercial common stock as herein provided.

          (d) All shares of Commercial common stock and cash in lieu of any fractional share issued and paid upon the surrender for exchange of Company common stock in accordance with the above terms and conditions shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company common stock.

          (e) If any new certificate for Commercial common stock is to be issued in the name other than that in which the certificate surrendered in exchange thereof is registered, it shall be a condition of the issuance therefor that the certificate surrendered in exchange shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a new certificate for shares of Commercial common stock in any name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (f) In the event any certificate for Company common stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Commercial common stock and cash in lieu of fractional shares, if any, as may be required pursuant hereto; provided, however, that Commercial may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Commercial, the Company, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

          1.6  No Fractional Shares.  Notwithstanding any term or provision
               --------------------
hereof, no fractional shares of Commercial common stock, and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in exchange for any shares of Company common stock; no dividend or distribution with respect to Commercial common stock shall be payable on or with respect to any fractional share interests; and no such fractional share interest shall entitle the owner thereof to vote or to any other rights of a shareholder of Commercial. In lieu of such fractional share interest, any holder of Company common stock who would otherwise be entitled to a fractional share of Commercial common stock will, upon surrender of his certificate or certificates representing Company common stock outstanding immediately prior to the Acquisition Merger Effective Time, be paid the applicable cash value of such fractional share interest, which shall be equal to the product of the fraction multiplied by the Average NYSE Closing Price. For the purposes of determining any such fractional share interests, all shares of Commercial common stock received by the holders of the Company common stock shall be combined so as to calculate the maximum number of whole shares of Commercial common stock issuable to such Company shareholder in the Acquisition Merger.

          1.7  Shareholders' Approvals.
               -----------------------

          (a) The Company shall, at the earliest practicable date after delivery to its shareholders of the Prospectus/Proxy Statement provided for in Section
1.8 below, obtain approval to the Merger of its shareholders by consent or otherwise (the "Shareholders Approval"). The affirmative approval of the holders of at least a majority of the issued and outstanding shares of Company common stock entitled to vote shall be required for such approval.

          (b) Commercial shall, at the earliest practicable date, obtain approval of its shareholders of an amendment to its Articles of Incorporation to increase the number of authorized shares of Commercial common stock to 50,000,000.

          1.8  Registration Statement; Prospectus/Proxy Statement.
               --------------------------------------------------

          (a) For the purposes (i) of registering the Commercial common stock to be issued to holders of Company common stock in connection with the Merger with the Securities and Exchange Commission ("SEC") and with applicable state securities authorities, and (ii) of obtaining the Shareholders Approval, the parties hereto shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Registration Statement"), including the prospectus/proxy statement (or information statement) satisfying all applicable requirements of applicable state laws, and of the Securities Act of 1933 (the "1933 Act") and the Securities Exchange Act of 1934 (the "1934 Act") and the rules and regulations thereunder (such prospectus/proxy statement or information statement, together with any and all amendments or supplements thereto, being herein referred to as the "Prospectus/Proxy Statement").

          (b) Commercial shall furnish such information concerning Commercial and the Commercial Subsidiaries (as defined in Section 3.1 hereof) as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to such corporations, to comply with Section 1.8(a) hereof. Commercial agrees promptly to advise the Company if at any time prior to the Company Shareholders Approval any information provided by Commercial in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission. Commercial shall promptly file such supplemental information as may be necessary in order to cause such Prospectus/Proxy Statement, insofar as it relates to Commercial and the Commercial Subsidiaries, to comply with Section 1.8(a).

          (c) The Company shall furnish Commercial with such information concerning the Company and the Company Subsidiaries (as defined in Section 2.1 hereof) as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to such corporations, to comply with Section 1.8(a) hereof. The Company agrees promptly to advise Commercial if at any time prior to the Company Shareholders Approval any information provided by the Company in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect and to provide Commercial with the information needed to correct such inaccuracy or omission. The Company shall furnish Commercial with such supplemental information as may be necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to the Company and the Company Subsidiaries, to comply with Section 1.8(a).

          (d) Commercial shall as expeditiously as possible file the Registration Statement with the SEC and applicable state securities agencies. Commercial shall use all reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and applicable state securities laws at the earliest practicable date. The Company authorizes Commercial to utilize in the Registration Statement the information concerning the Company and the Company Subsidiaries provided to Commercial for the purpose of inclusion in the Prospectus/Proxy Statement. The Company shall have the right to review and comment on the form of proxy statement included in the Registration Statement as well as those portions containing or describing information concerning the Company. Commercial shall advise Company promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Commercial shall furnish Company with copies of all such documents. Prior to the Acquisition Merger Effective Time or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a "prospectus" relating to the Merger within the meaning of the 1933 Act.

          (e) The Company shall consult with Commercial in order to determine whether any directors, officers or shareholders of the Company may be deemed to be "affiliates" of Company ("affiliated persons") within the meaning of Rule 145 of the SEC promulgated under the 1933 Act. All shares of Commercial common stock issued to such Company affiliated persons in connection with the Merger shall bear a legend upon the face thereof stating that transfer of the securities is or may be restricted by the provisions of the 1933 Act and/or pooling of interests accounting requirements (if applicable), and notice shall be given to Commercial's transfer agent of such restriction, provided that such legend shall be removed by delivery of a substitute certificate without such legend if such Company affiliated person shall have delivered to Commercial a copy of a letter from the staff of the SEC or an opinion of counsel, in form and substance satisfactory to Commercial, to the effect that such legend is not required for purposes of the 1933 Act, and, in any event, at any time after the expiration of two years from the Acquisition Merger Effective Time unless, in the opinion of the counsel for Commercial, such person was an "affiliate" of Commercial within the meaning of Rule 145 within three months prior to the expiration of such two year period. So long as shares of such Commercial common stock bear such legend, no transfer of such Commercial common stock shall be allowed unless and until the transfer agent is provided with such information as may reasonably be requested by counsel for Commercial to assure that such transfer will not violate applicable provisions of the 1933 Act, or rules, regulations or policies of the SEC. The requirements imposed by this Section 1.8(e) relating to pooling of interests accounting may be waived by Commercial in writing.

          1.9  Cooperation; Regulatory Approvals.  The parties shall cooperate
               ---------------------------------
and use reasonable best efforts to complete the transactions contemplated hereunder at the earliest practicable date. Each party shall cause each of their affiliates and subsidiaries to cooperate, in the preparation and submission by them, as promptly as reasonably practicable, of such applications, petitions, and other documents and materials as any of them may reasonably deem necessary or desirable to the Board of Governors of the Federal Reserve System ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Federal Deposit Insurance Corporation ("FDIC"), the Superintendent of Banking of Iowa, the Superintendent of Banking of Arizona, the Office of Thrift Supervision ("OTS"), Federal Trade Commission ("FTC"), Department of Justice ("DOJ"), SEC, applicable Secretary of State, other regulatory authorities, holders of the voting shares of common stock of the Company, and any other persons for the purpose of obtaining any approvals or consents necessary to consummate the transactions contemplated by this Agreement. At the date hereof, none of the parties is aware of any reason that the regulatory approvals required to be obtained by it would not be obtained.

          1.10  Closing.  If (i) this Agreement has been duly approved by the
                -------
shareholders of the Company, and (ii) all relevant conditions of this Agreement have been satisfied or waived, a closing (the "Closing") shall take place as promptly as practicable thereafter at the principal office of Commercial at which the parties hereto will exchange certificates, opinions, letters and other documents as required hereby and will make the filings described in Section 1.2 hereof. Such Closing will take place as soon as practicable as agreed by the parties, provided, however, that the Closing shall be no more than thirty (30)
         --------  -------
days after the satisfaction or waiver of all conditions and/or obligations contained in Article V of this Agreement.

          1.11  Closing of Transfer Books.  At the Acquisition Merger Effective
                -------------------------
Time, the transfer books for Company common stock shall be closed, and no transfer of shares of Company common stock shall thereafter be made on such books.

          1.12  Bank Mergers. Immediately following the Acquisition Merger
                ------------
Effective Time, each of the Liberty Banks shall be merged with and into the Bank, pursuant to all applicable laws. The Company agrees to take all reasonable actions requested by Commercial so that the Bank Mergers may be effectuated at such time.


                                   ARTICLE II
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

          Company represents and warrants to Commercial that, except as disclosed in Schedule I attached hereto:

          2.1  Organization, Good Standing, Authority, Insurance, Etc.  The
               ------------------------------------------------------
Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Iowa. Section 2.1 of Schedule I lists each direct and indirect subsidiary of the Company(individually a "Company Subsidiary" and collectively the "Company Subsidiaries") (unless otherwise noted herein all references to a "Company Subsidiary" or to the "Company Subsidiaries" shall include the Liberty Banks). Each of the Company Subsidiaries is duly organized, validly existing, and in good standing under the laws of the respective jurisdiction under which it is organized, as set forth in Section 2.1 of Schedule I. The Company and each Company Subsidiary has all requisite power and authority and is duly qualified and licensed to own, lease and operate its properties and conduct its business as it is now being conducted. The Company has delivered to Commercial a true, complete and correct copy of the articles of incorporation, charter, or other organizing document and of the bylaws, as in effect on the date of this Agreement, of Company and each Company Subsidiary. The Company and each Company Subsidiary is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole. Liberty Bank & Trust, Johnston, Iowa is a member in good standing of the Federal Home Loan Bank of Des Moines and all eligible accounts issued by it are insured by the Savings Association Insurance Fund ("SAIF") to the maximum extent permitted under applicable law. All eligible accounts of the remaining Liberty Banks are insured by the Bank Insurance Fund ("BIF") to the maximum extent permitted under applicable law. The Company is duly registered as a bank holding company under the BHCA.

          The minute books of the Company and the Company's Subsidiaries contain complete and accurate records of all meetings and other corporate actions held or taken of their respective shareholders and Boards of Directors (including the committees of such Boards).

          2.2  Capitalization.  The authorized capital stock of the Company
               --------------
consists of (i) 20,000,000 shares of common stock, par value $1.00 per share, of which 8,748,500 shares were issued and outstanding as of the date of this Agreement. All outstanding shares of Company common stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 2.2 of Schedule I, there are no options, convertible securities, warrants, or other rights (preemptive or otherwise) to purchase or acquire any of the Company's capital stock from the Company and no oral or written agreement, contract, arrangement, understanding, plan or instrument of any kind (collectively, "Stock Contract") to which the Company or any of its affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of the Company's capital stock. Neither the Company nor any Company Subsidiary is aware of any event or circumstance that would disqualify the Acquisition Merger from being accounted for as a pooling of interests.

          2.3  Ownership of Subsidiaries.  Except as set forth in Section 2.3 of
               -------------------------
Schedule I, all the outstanding shares of the capital stock of the Company Subsidiaries are validly issued, fully paid, nonassessable and owned beneficially and of record by the Company or a Company Subsidiary free and clear of any lien, claim, charge, restriction or encumbrance (collectively, "Encumbrance"). Except as set forth in Section 2.3 of Schedule I, all of the outstanding capital stock or other ownership interests in all of the Company Subsidiaries is owned by the Company. There are no options, convertible securities, warrants, or other rights (preemptive or otherwise) to purchase or acquire any capital stock of any Company Subsidiary and no contracts to which the Company or any of its affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of the capital stock of any of the Company Subsidiaries. Neither the Company nor any Company Subsidiary owns any of the capital stock or other equity securities (including securities convertible or exchangeable into such securities) of or profit participations in any company except as set forth in Section 2.3 of Schedule I.

          2.4  Financial Statements and Reports.
               --------------------------------

          For the past five years, the Company and the Company Subsidiaries have timely filed all reports and documents required to be filed by them with the FRB, OCC, the OTS, the State Banking Department of Iowa, State Banking Department of Arizona or the FDIC under various financial institution laws and regulations except to the extent that all failures to so file, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; and all such documents, as finally amended, complied in all material respects with applicable requirements of law and, as of their respective date or the date as amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent stated therein or in Section 2.4 to Schedule I, all financial statements and schedules included in the documents referred to in the preceding sentences (or to be included in similar documents to be filed after the date hereof) (i) are or will be (with respect to financial statements in respect of periods ending after December 31, 1996) in accordance with the Company's books and records and those of any of the Company Subsidiaries, and (ii) present (and in the case of financial statements in respect of periods ending after December 31, 1996, will present) fairly the consolidated balance sheet and the consolidated statements of operations, stockholders' equity and cash flows of the Company and the Company Subsidiaries as of the dates and for the period indicated in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except for the omission of notes to unaudited statements, year end adjustments to interim results and changes to generally accepted accounting principles). The consolidated financial statements of the Company at December 31, 1996 and for the one year then ended and the consolidated financial statements for all periods thereafter up to the Closing reflect or will reflect, as the case may be, all liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) of the Company and the Company Subsidiaries required to be reflected in such financial statements according to generally accepted accounting principles and contain or will contain adequate reserves for losses on loans and properties acquired in settlement of loans, taxes and all other material accrued liabilities and for all reasonably anticipated material losses, if any as of such date. There exists no set of circumstances that could reasonably be expected to result in any liability or obligation material to the Company or the Company Subsidiaries, taken as a whole, except as disclosed in such consolidated financial statements at December 31, 1996 or for transactions effected or actions occurring or omitted to be taken after December 31, 1996 (i) in the ordinary course of business, or (ii) as permitted by this Agreement.

          2.5  Absence of Changes.
               ------------------

          (a) Since December 31, 1996, there has been no material adverse change in the business, properties, financial condition, results of operations or assets of the Company and the Company Subsidiaries, taken as a whole. There is no occurrence, event or development of any nature existing or, to the best knowledge of the Company, threatened which may reasonably be expected to have a material adverse effect upon the business, properties, financial condition, operations or assets of Company or any Company Subsidiary.

          (b) Except as set forth in Section 2.5 of Schedule I, since December 31, 1996, each of the Company and the Company Subsidiaries has owned and operated their respective assets, properties and businesses in the ordinary course of business and consistent with past practice.

          2.6  Prospectus/Proxy Statement.  At the time the Prospectus/ Proxy
               --------------------------
Statement is mailed to the shareholders of the Company for the solicitation of proxies or consents for the approvals referred to in Section 1.7(a) hereof and at all times subsequent to such mailings up to and including the times of such approval, such Prospectus/Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to the Company (including the Company Subsidiaries), its shareholders and representatives, Company common stock and all other transactions contemplated hereby, will:

          (a) Comply in all material respects with applicable provisions of the 1933 Act, the 1934 Act and the rules and regulations under such Acts; and

          (b) Not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which it is made, not misleading.

          2.7  No Broker's or Finder's Fees.  Except as set forth in Section 2.7
               ----------------------------
of Schedule I, no agent, broker, investment banker, person or firm acting on behalf or under authority of the Company or any of the Company Subsidiaries is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the Acquisition Merger or any other transaction contemplated hereby, except the Company has engaged Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to provide financial advisory services, whose fees and reasonable out-of-pocket expenses will be paid by Company.

          2.8  Litigation and Other Proceedings.
               --------------------------------

          Except as set forth in Section 2.8 of Schedule I, neither the Company nor any Company Subsidiary is a defendant in, nor is any of its property subject to, any pending, or, to the best knowledge of the management of the Company, threatened, claim, action, suit, investigation, or proceeding, or subject to any judicial order, judgment or decree.

          2.9  Compliance with Law.
               -------------------

          (a) The Company and the Company Subsidiaries are in compliance in all material respects with all material laws and regulations applicable to their respective business or operations or with respect to which compliance is a condition of engaging in the business thereof, and neither the Company nor any Company Subsidiary has received notice from any federal, state or local government or governmental agency of any material violation of, and does not know of any material violations of, any of the above.

          (b) The Company and each of its Subsidiaries have all material permits, licenses, certificates of authority, orders and approvals of, and have made all material filings, applications and registrations with, all federal, state, local and foreign governmental or regulatory bodies that are required in order to permit them to carry on their respective business as they are presently conducted.

          2.10  Corporate Actions.
                -----------------

          (a) The Board of Directors of the Company has duly authorized their respective officers to execute and deliver (as applicable) this Agreement and the Acquisition Plan of Merger, and to take all action necessary to consummate the Merger and the other transactions contemplated hereby. The Board of Directors of the Company has authorized and directed the submission for shareholders' approval of this Agreement, together with the Merger and any other action requiring such approval. All corporate authorization by the Board of Directors of the Company required for the consummation of the Merger has been obtained.

          (b) The Company's Board of Directors has taken or will take all necessary action to exempt this Agreement, the Acquisition Plan of Merger and the transactions contemplated hereby and thereby from, (i) any applicable state takeover laws, (ii) any Iowa laws limiting or restricting the voting rights of shareholders, (iii) any Iowa laws requiring a shareholder approval vote in excess of the vote normally required in transactions of similar type not involving a "related person," "interested shareholder" or person or entity of similar type, and (iv) any provision in its or any of the Company Subsidiaries' articles/certificate of incorporation, charter or bylaws, (A) restricting or limiting stock ownership or the voting rights of shareholders, or (B) requiring a shareholder approval vote in excess of the vote normally required in transactions of similar type not involving a "related person," interested shareholder" or person or entity of similar type.

          2.11  Authority.  Except as set forth in Section 2.11 of Schedule I,
                ---------
the execution, delivery and performance of its obligations under this Agreement by the Company does not violate any of the provisions of, or constitute a default under or give any person the right to terminate or accelerate payment or performance under (i) the articles of incorporation or bylaws of the Company, the articles of incorporation, charter or bylaws of any Company Subsidiary, (ii) any regulatory restraint on the acquisition of the Company or control thereof,
(iii) any law, rule, ordinance, or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of the Company Subsidiaries is subject or (iv) any other material agreement, material lease, material contract, note, mortgage, indenture, arrangement or other obligation or instrument ("Contract") to which the Company or any of the Company Subsidiaries is a party or is subject or by which any of their properties or assets is bound. The parties acknowledge that the consummation of the Merger and the other transactions contemplated hereby is subject to various regulatory approvals. The Company has all requisite corporate power and authority to enter into this Agreement and the Acquisition Plan of Merger and to perform its respective obligations hereunder and thereunder, except, with respect to this Agreement and the Acquisition Merger, the approval of the Company's shareholders required under applicable law. Other than the receipt of Governmental Approvals (as defined in Section 5.1(c)), the approval of shareholders and the consents specified in Schedule I with respect to the Contracts, no consents or approvals are required on behalf of Company in connection with the consummation of the transactions contemplated by this Agreement, or the Acquisition Plan of Merger. This Agreement and the Acquisition Plan of Merger constitute the valid and binding obligation of the Company and each is enforceable in accordance with its terms, except as enforceability may be limited by applicable laws relating to bankruptcy, insolvency or creditors rights generally and general principles of equity.

          2.12  Employment Arrangements.  Except as disclosed in Section 2.12 of
                -----------------------
Schedule I, there are no employment, severance or other agreements, plans or arrangements with any current or former directors, officers or employees of Company or any Company Subsidiary which may not be terminated without penalty (including any augmentation or acceleration of benefits) on 30 days or less notice to such person. No payments to directors, officers or employees of the Company or the Company Subsidiaries resulting from the transactions contemplated hereby will cause the imposition of excise taxes under Section 4999 of the Code or the disallowance of a deduction to the Company or any Company Subsidiary pursuant to Sections 162, 280G or any other section of the Code.

          2.13  Employee Benefits.
                -----------------

          (a) Neither the Company nor any of the Company Subsidiaries maintains any funded deferred compensation plans (including profit sharing, pension, savings, restricted stock, phantom stock or stock bonus plans), unfunded deferred compensation arrangements or employee benefit plans as defined in
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), other than any plans ("Employee Plans") set forth in Section 2.13 of
Schedule I (true and correct copies of which have been delivered to Commercial). None of Company or any of the Company Subsidiaries has incurred or reasonably expects to incur any liability to the Pension Benefit Guaranty Corporation except for required premium payments which, to the extent due and payable, have been paid. The Employee Plans intended to be qualified under Section 401(a) of the Code are so qualified, and Company is not aware of any fact which would adversely affect the qualified status of such plans. Except as set forth in
Section 2.13 of Schedule I, neither the Company nor any of the Company Subsidiaries (a) provides health, medical, death or survivor benefits to any former employee or beneficiary thereof (except in accordance with COBRA requirements under applicable employment laws), or (b) maintains any form of current (exclusive of base salary and base wages) or deferred compensation, bonus, stock option, stock appreciation right, benefit, severance pay, retirement, incentive, group or individual health insurance, welfare or similar plan or arrangement for the benefit of any single or class of directors, officers or employees, whether active or retired (collectively "Benefit Arrangements").

          (b) Except as disclosed in Section 2.13 to Schedule I, all Employee Plans and Benefit Arrangements which are in effect were in effect for substantially all of calendar year 1996 and there has been no material amendment thereof (other than amendments required to comply with applicable law) or no material increase in the cost thereof or benefits payable thereunder on or after January 1, 1996.

          (c) To the best knowledge of the Company, with respect to all Employee Plans and Benefit Arrangements, the Company and each Company Subsidiary are in substantial compliance with the requirements prescribed by any and all statutes, governmental or court orders, or rules or regulations currently in effect, including but not limited to ERISA and the Code, applicable to such Employee Plans or Benefit Arrangements. No condition exists that could constitute grounds for the termination of any Employee Plan under Section 4042 of ERISA; no "prohibited transaction," as defined in Section 406 of ERISA and Section 4975 of the Code, has occurred with respect to any Employee Plan, or any other employee benefit plan maintained by Company or any Company Subsidiary which is covered by Title I of ERISA, which could subject any person to liability under Title I of ERISA or to the imposition of any tax under Section 4975 of the Code which could have an adverse effect on the business, assets, financial condition, results of operations or prospects of Company or any Company Subsidiary; nor to the best knowledge of Company has any Employee Plan subject to Part III of Subtitle B of Title I of ERISA or Section 412 of the Code, or both, incurred any "accumulated funding deficiency," as defined in Section 412 of the Code, whether or not waived; nor has Company or any Company Subsidiary failed to make any contribution or pay any amount due and owing as required by the terms of any Employee Plan or Benefit Arrangement. To the best of its knowledge, neither Company nor any Company Subsidiary has incurred or expects to incur, directly or indirectly, any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA which could constitute a liability of Commercial, or any of its affiliates at or after the Acquisition Merger Effective Time.

          2.14  Information Furnished.  No statement contained in any schedule,
                ---------------------
certificate or other document furnished (whether prior to or subsequent to the date of this Agreement) or to be furnished in writing by or on behalf of Company to Commercial pursuant to this Agreement contains or will contain any untrue statement of a material fact or any material omission. No information material to the Merger and which is necessary to make the representations and warranties not misleading, to the best knowledge of the Company, has been withheld from Commercial.

          2.15  Property and Assets.  The Company and the Company Subsidiaries
                -------------------
have good and marketable title to all of their real property reflected in the financial statements at December 31, 1996, referred to in Section 2.4 hereof, or acquired subsequent thereto, free and clear of all Encumbrances, except for (a) such items shown in such financial statements or in the notes thereto, (b) liens for current real estate taxes not yet delinquent, (c) customary title exceptions that have no material adverse effect upon the value of such property, (d) property sold or transferred in the ordinary course of business since the date of such financial statements, (e) pledges or liens incurred in the ordinary course of business and (f) as otherwise specifically indicated in Section 2.15 of Schedule I. Company and the Company Subsidiaries enjoy peaceful and undisturbed possession under all material leases for the use of real property under which they are the lessee; all of such leases are valid and binding and in full force and effect and neither Company nor any Company Subsidiary is in default in any material respect under any such lease. Copies of all leases to which the Company or any Company Subsidiary is party and copies of all deeds and other ownership documents relating to all real property owned by the Company or any Company Subsidiary have been or will be provided to Commercial. No consent of the lessor of any material real property or material personal property lease is required for consummation of the Merger except as set forth in Section 2.15 of Schedule I. Except as set forth in Section 2.15 of Schedule I, there has been no material physical loss, damage or destruction, whether or not covered by insurance, affecting the real properties of Company and the Company Subsidiaries since December 31, 1996. All property and assets material to their business and currently used by Company and the Company Subsidiaries are, in all material respects, in good operating condition and repair, normal wear and tear excepted.

          2.16  Agreements and Instruments.  Except as set forth in Section 2.16
                --------------------------
of Schedule I, neither the Company nor any Company Subsidiary is a party to (a) any material agreement, arrangement or commitment not made in the ordinary course of business, (b) any agreement, indenture or other instrument relating to the borrowing of money by the Company or any Company Subsidiary or the guarantee by the Company or any Company Subsidiary of any such obligation (other than Federal Home Loan Bank advances with a maturity of one year or less from the date hereof), (c) any agreements to make loans or for the provision, purchase or sale of goods, services or property between Company or any Company Subsidiary and any director or officer of Company, or any member of the immediate family or affiliate of any of the foregoing, (d) any agreements with or concerning any labor or employee organization to which Company or any Company Subsidiary is a party, (e) any agreements between Company or any Company Subsidiary and any five percent or more shareholder of Company, and (f) any agreements, directives, orders, or similar arrangements between or involving the Company or any Company Subsidiary and any state or federal regulatory authority.

          2.17  Material Contract Defaults.  Neither the Company nor any Company
                --------------------------
Subsidiary nor the other party thereto is in default in any respect under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which the Company or a Company Subsidiary is a party or by which its respective assets, business, or operations may be bound or affected or under which it or its respective assets, business, or operations receives benefits, and which default is reasonably expected to have either individually or in the aggregate a material adverse effect on the Company or any Company Subsidiary, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

          2.18  Tax Matters.
                -----------

          (a) The Company and each of the Company Subsidiaries have duly and properly filed all federal, state, local and other tax returns required to be filed by them and have made timely payments of all taxes due and payable, whether disputed or not; the current status of audits of such returns by the Internal Revenue Service ("IRS") and other applicable agencies is as set forth in Section 2.18 of Schedule I; and, except as set forth in Section 2.18 of
Schedule I, there is no agreement by the Company or any Company Subsidiary for the extension of time or for the assessment or payment of any taxes payable. Except as set forth in Section 2.18 of Schedule I, neither the IRS nor any other taxing authority is now asserting or, to the best knowledge of Company, threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith), nor is Company aware of any basis
for any such assertion or claim.    The Company and each of the Company
Subsidiaries have complied in all material respects with applicable IRS backup withholding requirements and, in all material respects, have filed all appropriate information reporting returns for all tax years for which the statute of limitations has not closed. The Company and each Company Subsidiary have complied in all material respects with all applicable state law sales and use tax collection and reporting requirements.

          (b) Adequate provision for any federal, state, local, or foreign taxes due or to become due for the Company or any of the Company Subsidiaries for any period or periods through and including December 31, 1996, has been made and is reflected on the December 31, 1996 unaudited Company consolidated financial statements and has been or will be made with respect to periods ending after December 31, 1996.

          2.19  Environmental Matters.  Except as set forth in Section 2.19 of
                ---------------------
Schedule I, to the best knowledge of the Company, neither the Company nor any Company Subsidiary owns or leases any properties affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos. Except as set forth in Section 2.19 of Schedule I, neither the Company nor any Company Subsidiary has knowledge of, nor has the Company or any Company Subsidiary received written notice from any governmental or regulatory body of, any conditions, activities, practices or incidents which is reasonably likely to interfere with or prevent compliance or continued compliance with hazardous substance laws or any regulation, order, decree, judgment or injunction, issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant or chemical, or industrial, toxic or hazardous substance or waste. There is no civil, criminal or administrative claim, action, suit, proceeding, hearing or investigation pending or, to Company's knowledge, threatened against Company or any Company Subsidiary relating in any way to such hazardous substance laws or any regulation, order, decree, judgment or injunction issued, entered, promulgated or approved thereunder.

          2.20  Loan Portfolio; Portfolio Management.
                ------------------------------------

          (a) All evidences of indebtedness reflected as assets in the consolidated balance sheet of Company as of December 31, 1996, or acquired since such date, are (except with respect to those assets which are no longer assets of the Company or any Company Subsidiary) binding obligations of the respective obligers named therein except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors rights generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding may be brought, and the payment of no material amount thereof (either individually or in the aggregate with other evidences of indebtedness) is subject to any defenses which have been threatened or asserted against the Company or any Company Subsidiary. All such indebtedness which is secured by an interest in real property is secured by a valid and perfected mortgage lien having the priority specified in the loan documents. All loans originated or purchased by the Company or a Company Subsidiary were at the time entered into and at all times since in compliance in all material respects with all applicable laws (including, without limitation, all consumer protection laws) and regulations. The Company and the Company Subsidiaries administer their respective loan and investment portfolios (including, but not limited to, adjustments to adjustable mortgage loans) in accordance with all applicable laws and regulations and the terms of applicable instruments. The records of the Company and the Company Subsidiaries regarding all loans outstanding on their books are accurate in all material respects and the risk classification system has been established in accordance with the applicable regulatory requirements.

          (b) Section 2.20 of Schedule I sets forth a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit and other assets of the Company and the Company Subsidiaries that have been adversely designated, criticized or classified by it as of June 30, 1997, separated by category of classification or criticism (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been adversely designated, classified or criticized as of the date hereof by any representative of any government entity as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by it or any of its Subsidiaries before the date hereof.

          2.21  Real Estate Loans and Investments.  Except for properties
                ---------------------------------
acquired in settlement of loans, there are no facts, circumstances or contingencies known to the Company or any Company Subsidiary which exist which would require a material reduction under generally accepted accounting principles in the present carrying value of any of the real estate investments, joint ventures, construction loans, other investments or other loans of the Company or any Company Subsidiary (either individually or in the aggregate with other loans and investments).

          2.22  Derivatives Contracts.  Neither the Company nor any of the
                ---------------------
Company Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, swap, floor or collar financial contract or any other contract not included on its Balance Sheet which is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that are identified in Thrift Bulletin No. 65 or otherwise referred to as structured notes (each, a "Structured Note"), except for those Derivatives Contracts and Structured Notes set forth in Section 2.22 of Schedule I, including a list, as applicable, of any of its or any of the Company Subsidiaries' assets pledged as security for a Derivatives Contract.

          2.23  Insurance.  Except as set forth in Section 2.23 of Schedule I,
                ---------
the Company and the Company Subsidiaries have in effect insurance coverage with reputable insurers which, in respect to amounts, types and risks insured, is reasonably adequate for the business in which the Company and the Company Subsidiaries are engaged. A schedule of all insurance policies in effect as to the Company and the Company Subsidiaries (the "Insurance Policies") is as set forth on Section 2.23 of Schedule I (other than policies pertaining to mortgage loans made in the ordinary course of business). Except as set forth on Section 2.23 of Schedule I, all Insurance Policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date of this Agreement have been paid, such premiums covering all periods from the date hereof up to and including the Acquisition Merger Effective Date shall have been paid on or before the Acquisition Merger Effective Date, to the extent then due and payable (other than retrospective premiums which may be payable with respect to worker's compensation insurance policies, adequate reserves for which are reflected in the Company's financial statements). The Insurance Policies are valid, outstanding and enforceable in accordance with their respective terms and will not in any way be affected by, or terminated or lapsed solely by reason of, the transactions contemplated by this Agreement. Except as set forth on Section 2.23 of Schedule I, neither the Company nor any Company Subsidiary has been refused any insurance with respect to any material properties, assets or operations, nor has any coverage been limited or terminated by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last three years.

          2.24  Stockholder Agreement.  Nothing in the Stockholder Agreement,
                ---------------------
dated August 6, 1996, by and between the Company and certain of its Stockholders restricts or prohibits (i) the Company from entering into this Agreement or consummating the transactions contemplated hereby and (ii) each person who is entering into a Voting Agreement from entering into the Voting Agreement and carrying out his obligations thereunder including transfer of the Company common stock to Commercial by operation of law as contemplated by the Acquisition Merger and voting to approve the Merger. The Stockholder Agreement shall be terminated no later than the Closing.

                                  ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF COMMERCIAL

          Commercial represents and warrants to Company that, except as disclosed in Schedule II attached hereto:

          3.1  Organization, Good Standing, Authority, Insurance, Etc.
               ------------------------------------------------------
Commercial is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nebraska. Each of the subsidiaries of Commercial within the meaning of Section 10(a)(1)(G) of HOLA (individually a "Commercial Subsidiary" and collectively the "Commercial Subsidiaries") is duly organized, validly existing, and in good standing under the laws of the respective jurisdiction under which it is organized. Commercial and each Commercial Subsidiary have all requisite power and authority and are duly qualified and licensed to own, lease and operate their respective properties and
conduct their respective business as they are now being conducted.   Commercial
and each Commercial Subsidiary are qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Commercial and the Commercial Subsidiaries, taken as a whole.

          3.2  Capitalization.  The authorized capital stock of Commercial
               --------------
consists of 25,000,000 shares of Commercial common stock, par value $.01 per share, of which 21,570,509 shares were issued and outstanding as of the date of this Agreement and 10,000,000 shares of serial preferred stock, par value of $.01 per share, of which no shares were outstanding as of the date of this Agreement. All outstanding shares of Commercial common stock are, and the shares of Commercial common stock to be issued in connection with the Acquisition Merger will be, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

          3.3  Ownership of Subsidiaries.  All the outstanding shares of the
               -------------------------
capital stock of the Commercial Subsidiaries are validly issued, fully paid, nonassessable and owned beneficially and of record by Commercial or a Commercial Subsidiary free and clear of any Encumbrance. Except as disclosed in Section
3.3 of Schedule II, all of the outstanding capital stock or other ownership interests in all of the Commercial Subsidiaries is owned either by Commercial or the Bank. There are no options, convertible securities, warrants, or other rights (preemptive or otherwise) to purchase or acquire any capital stock of any Commercial Subsidiary and no contracts to which Commercial or any of its affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of the capital stock of any of the Commercial Subsidiaries.

          3.4  Financial Statements and Reports.  No registration statement,
               --------------------------------
proxy statement, schedule or report filed by Commercial or any Commercial Subsidiary with the SEC or the OTS under the 1933 Act, or the 1934 Act, on the date of effectiveness in the case of such registration statements, or on the date of filing in the case of such reports or schedules, or on the date of mailing in the case of such proxy statements, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For the past five years, Commercial and the Commercial Subsidiaries have timely filed all documents required to be filed by them with the SEC, the OTS, or the FDIC under various securities and financial institution laws and regulations, except to the extent that all failures to so file, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of Commercial and the Commercial Subsidiaries, taken as a whole; and all such documents, as finally amended, complied in all material respects with applicable requirements of law and, as of their respective date or the date as amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent stated therein, all financial statements and schedules included in the documents referred to in the preceding sentences (or to be included in similar documents to be filed after the date hereof) (i) are or will be (with respect to financial statements in respect of periods ending after December 31,
1996) in accordance with Commercial's books and records and those of any of its Subsidiaries, and (ii) present (and in the case of financial statements in respect of periods ending after December 31, 1996 will present) fairly the consolidated statement of financial condition and the consolidated statements of operations, stockholders' equity and cash flows of Commercial and its Subsidiaries as of the dates and for the periods indicated in accordance with generally accepted accounting principles (except for the omission of notes to unaudited statements, year end adjustments to interim results and changes in generally accepted accounting principles). The consolidated financial statements of Commercial as of June 30, 1996 and for the nine months then ended and the consolidated financial statements for all periods thereafter up to the Closing disclose or will disclose, as the case may be, all liabilities (including contingent liabilities) as of such date of Commercial and the Commercial Subsidiaries, other than liabilities which are not, in the aggregate, material to Commercial and the Commercial Subsidiaries, taken as a whole, and contain or will contain in the opinion of management adequate reserves for losses on loans and properties acquired in settlement of loans, taxes and all other material accrued liabilities and for all reasonably anticipated material losses, if any as of such date. There exists no set of circumstances that could reasonably be expected to result in any liability or obligation material to Commercial or the Commercial Subsidiaries, taken as a whole, except as disclosed in such consolidated financial statements at June 30, 1996, or for transactions effected or actions occurring or omitted to be taken after June 30, 1996, (i) in the ordinary course of business, or (ii) as permitted by this Agreement.

          3.5  Absence of Changes.  Since June 30, 1996, there has been no
               ------------------
material adverse change in the business, properties, financial condition, results of operations or assets of Commercial and the Commercial Subsidiaries, taken as a whole. Since June 30, 1996, there is no occurrence, event or development of any nature existing or, to the best knowledge of Commercial, threatened which may reasonably be expected to have a material adverse effect upon the business, properties, financial condition, operations or assets of Commercial or any Commercial Subsidiary.

          3.6  Prospectus/Proxy Statement.  At the time the Registration
               --------------------------
Statement becomes effective and at the time the Prospectus/Proxy Statement is mailed to the shareholders of the Company for the solicitation of proxies for the approval referred to in Section 1.7 hereof and at all times subsequent to such mailings up to and including the times of such approval, such Registration Statement and Prospectus/Proxy Statement (including any amendments or supplements thereto), with respect to all information set forth therein relating to Commercial (including the Commercial Subsidiaries) and its shareholders, Commercial common stock, this Agreement, the Merger and all other transactions contemplated hereby, will:

          (a) comply in all material respects with applicable provisions of the 1933 Act, the 1934 Act and the rules and regulations under such Acts; and

          (b) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which it is made, not misleading.

          3.7  No Broker's or Finder's Fees.  No agent, broker, investment
               ----------------------------
banker, person or firm acting on behalf or under authority of Commercial or any of the Commercial Subsidiaries is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly in connection with the Merger or any other transaction contemplated hereby, except Commercial has engaged Merrill Lynch & Co., an investment banking firm, to provide financial advisory services whose fees and reasonable out-of-pocket expenses will be paid by Commercial.

          3.8  Compliance With Law.
               -------------------

          (a) Commercial and the Commercial Subsidiaries are in compliance in all material respects with all material laws and regulations applicable to their respective business or operations or with respect to which compliance is a condition of engaging in the business thereof, and neither Commercial nor any Commercial Subsidiary has received notice from any federal, state or local government or governmental agency of any material violation of, and does not know of any material violations of, any of the above.

          (b) Commercial and each of it Subsidiaries have all material permits, licenses, certificates of authority, orders and approvals of, and have made all material filings, applications and registrations with, all federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its respective business as it is presently conducted.

          3.9  Corporate Actions.  The Board of Directors of Commercial has duly
               -----------------
authorized its officers to execute and deliver this Agreement and the Acquisition Plan of Merger, and to take all action necessary to consummate the Merger and the other transactions contemplated hereby. All corporate authorizations by the Board of Directors of Commercial required for the consummation of the Merger have been obtained.

          3.10  Authority.  The execution, delivery and performance of this
                ---------
Agreement by Commercial does not violate any of the provisions of, or constitute a default under or give any person the right to accelerate payment or performance under (i) the articles of incorporation or bylaws of Commercial or the charter or articles of incorporation or bylaws or of any other Commercial Subsidiary, (ii) any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which Commercial or any of the Commercial Subsidiaries is subject or (iii) any other Contract to which Commercial or any of the Commercial Subsidiaries is a party or is subject to or by which any of their properties or assets is bound which default, termination or acceleration would have a material adverse effect on the financial condition, business or results of operations of Commercial and the Commercial Subsidiaries, taken as a whole. The parties acknowledge that the consummation of the Merger and the other transactions contemplated hereby is subject to various regulatory approvals. Commercial has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. Other than the receipt of Government Approvals and the approval of its shareholders of the increase in the number of authorized shares of Commercial common stock, no consents or approvals are required on behalf of Commercial or any Commercial Subsidiary in connection with the consummation of the transactions contemplated by this Agreement or the Acquisition Plan of Merger. This Agreement and the Acquisition Plan of Merger constitute the valid and binding obligations of Commercial, and are enforceable in accordance with their terms, except as enforceability may be limited by applicable laws relating to bankruptcy, insolvency or creditors' rights generally and general principles of equity.

          3.11  Information Furnished.  No statement contained in any schedule,
                ---------------------
certificate or other document furnished (whether prior to or subsequent to the date of this Agreement) or to be furnished in writing by or on behalf of Commercial to Company pursuant to this Agreement contains or will contain any untrue statement of a material fact or any material omission. No information material to the Merger and which is necessary to make the representations and warranties not misleading, to the best knowledge of Commercial, has been withheld from the Company.

          3.12  Litigation and Other Proceedings.  Except for matters which
                --------------------------------
would not have a material adverse effect on the business, financial condition or results of operations of Commercial and the Commercial Subsidiaries taken as a whole, neither Commercial nor any Commercial Subsidiary is a defendant in, nor is any of its property subject to, any pending, or, to the best knowledge of the management of Commercial, threatened, claim, action, suit, investigation, or proceeding, or subject to any judicial order, judgment or decree.

          3.13  Agreements and Instruments.  As of the date of this Agreement,
                --------------------------
there are no agreements, directives, orders or similar arrangements between or involving Commercial or any Commercial Subsidiary and any state or federal savings institution regulatory authority.


                                   ARTICLE IV
                                   COVENANTS

          4.1  Investigations; Access and Copies.  Between the date of this
               ---------------------------------
Agreement and the Acquisition Merger Effective Time, each party agrees to give to the other party and its respective representatives and agents full access (to the extent lawful) to all of the premises, books, records and employees of it and its subsidiaries at all reasonable times, and to furnish and cause its subsidiaries to furnish to the other party and its respective agents or representatives access to and true and complete copies of such financial and operating data, all documents with respect to matters to which reference is made in Articles II or III of this Agreement or on any list, schedule or certificate delivered or to be delivered in connection herewith, and such other documents, records, or information with respect to the business and properties of it and its subsidiaries as the other party or its respective agents or representative shall from time to time reasonably request; provided, however, that any such
                                            --------  -------
inspection (a) shall be conducted in such manner as not to interfere unreasonably with the operation of the business of the entity inspected and (b) shall not affect any of the representations and warranties hereunder. Each party will also give prompt written notice to the other party of any event or development (x) which, had it existed or been known on the date of this Agreement, would have been required to be disclosed under this Agreement, (y) which would cause any of its representations and warranties contained herein to be inaccurate or otherwise materially misleading, or (z) which materially relate to the satisfaction of the conditions set forth in Article V of this Agreement.

          4.2  Conduct of Business of the Company and the Company Subsidiaries.
               ---------------------------------------------------------------
Between the date of this Agreement and the Acquisition Merger Effective Time, the Company agrees:

          (a) That the Company and the Company Subsidiaries shall conduct their business only in the ordinary course, and maintain their books and records in accordance with past practices and not to take any action that would (i) adversely affect the ability to obtain the Governmental Approvals or (ii) adversely affect the Company's ability to perform its obligations under this Agreement;

          (b) That the Company shall not, without the prior written consent of
Commercial: (i) declare, set aside or pay any dividend or make any other distribution with respect to Company's capital stock; (ii) reacquire any of Company's outstanding shares of capital stock; (iii) issue or sell or buy any shares of capital stock of the Company or any Company Subsidiary; (iv) effect any stock split, stock dividend or other reclassification of Company's common stock; (v) grant any options or issue any warrants exercisable for or securities convertible or exchangeable into capital stock of Company or any Company Subsidiary or grant any stock appreciation or other rights with respect to shares of capital stock of Company or of any Company Subsidiary; or (vi) make any additional awards after the date hereof pursuant to any Phantom Stock Agreement;

          (c) That Company and the Company Subsidiaries shall not, without the prior written consent of Commercial: (i) sell or dispose of any significant assets of the Company or of any Company Subsidiary other than in the ordinary course of business consistent with past practices; (ii) merge or consolidate the Company or any Company Subsidiary with or otherwise acquire any other entity, or file any applications or make any contract with respect to branching by any Company Subsidiary (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property (other than with respect to security interests in properties securing loans and properties acquired in settlement of loans in the ordinary course) or improvements to real property; (iii) change the articles of incorporation, charter documents or other governing instruments of the Company or any Company Subsidiary, except as provided in this Agreement; (iv) grant to any executive officer, director or employee of the Company or any Company Subsidiary (A) any increase in annual compensation, except in a manner and amount consistent with past practice, or (B) any bonus type payment; (v) adopt any new or amend or terminate any existing Employee Plans or Benefit Arrangements of any type or employment arrangements of the type contemplated in
Section 2.12 herein, except as specifically contemplated in this Agreement; (vi) authorize severance pay or other benefits for any officer, director or employee of Company or any Company Subsidiary except in a manner and amount consistent with past practice as such past practice is described in Section 4.2(c) of
Schedule I; (vii) incur any material indebtedness or obligation or enter into or extend any material agreement or lease, except in the ordinary course of business consistent with past practices; (viii) engage in any lending activities other than in the ordinary course of business consistent with past practices;
(ix) form any new subsidiary or cause or permit a material change in the activities presently conducted by any Company Subsidiary or make additional investments in subsidiaries; (x) purchase any debt securities or derivative securities, including CMO or REMIC products, that are defined as "high risk mortgage securities" under OTS Thrift Bulletin No. 52 dated January 10, 1992 as revised or purchase any Derivatives Contracts or Structured Notes;

(xi) purchase any equity securities; (xii) make any investment which would cause Liberty Bank & Trust, Johnston, Iowa to not be a qualified thrift lender under
Section 10(m) of the HOLA, or not to be a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code; (xiii) make any loan with a principal balance in excess of $1,000,000 or not in the ordinary course of business (even if less than $1,000,000 principal balance); (xiv) authorize capital expenditures other than in the ordinary course of business; (xv) adopt or implement any change in its accounting principles, practices or methods other than as may be required by generally accepted accounting principles or adopt or implement any change in its methods of accounting for Federal income tax purposes; or (xvi) make any loan in which participation interests therein are to be sold to other persons or entities other than to the Company or any Company Subsidiary or acquire a participation interest in a loan originated by another person or entity other than to the Company or Company Subsidiaries. The limitations contained in this Section 4.2(c) shall also be deemed to constitute limitations as to the making of any commitment with respect to any of the matters set forth in this Section 4.2(c).

          4.3  No Solicitation.  The Company will not authorize any officer,
               ---------------
director, employee, investment banker, financial consultant, attorney, accountant or other representative of Company or any Company Subsidiary, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any "Takeover Proposal" (as such term is defined below). The Company will not authorize any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of the Company or any Company Subsidiary, directly or indirectly,
(A) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Takeover Proposal; (B) to negotiate any Takeover Proposal with any person or entity; or (C) to enter into any agreement, letter of intent or agreement in principle as to any Takeover Proposal. The Company will promptly give written notice to Commercial upon becoming aware of any Takeover Proposal, such notice to contain, at a minimum, the identity of the persons submitting the Takeover Proposal, a copy of any written inquiry or other communication, the terms of any Takeover Proposal, any information requested or discussions sought to be initiated and the status of any requests, negotiations or expressions of interest. As used in this Agreement with respect to the Company, "Takeover Proposal" shall mean any proposal, other than as contemplated by this Agreement, for a merger or other business combination involving the Company or any Company Subsidiary or for the acquisition of a ten percent (10%) or greater equity interest in Company or any Company Subsidiary, or for the acquisition of a substantial portion of the assets of Company or any Company Subsidiary.

          4.4  Shareholder Approval.  The Company shall obtain approval of its
               --------------------
shareholders upon consent or otherwise of this Agreement and the Acquisition Merger and related matters, as referred to in Section 1.7 hereof, as soon as practicable but in no event later than 45 days after the Registration Statement becomes effective under the 1933 Act. In connection with such meeting, the Company Board of Directors shall recommend approval of the Merger. The Company shall use its best efforts to obtain the Shareholders Approval. Commercial shall use its best efforts to obtain shareholder approval to the amendment to its articles of incorporation to increase the number of authorized shares as is contemplated in Section 1.7(b) herein.

          4.5  Filing of Holding Company and Merger Applications.  Commercial
               -------------------------------------------------
shall use its best efforts promptly to prepare, submit and file such required regulatory applications for acquisition of control of Company and any other applications required to be filed with any regulatory authorities in connection with the transactions contemplated hereby, including the Bank Mergers.

          4.6  Consents.  Company and Company Subsidiaries will use their best
               --------
efforts to obtain the consent or approval of each person whose consent or approval shall be required in order to permit Company or Company Subsidiaries, as the case may be, to consummate the Acquisition Merger.

          4.7  Resale Letter Agreements.  After execution of this Agreement, (i)
               ------------------------
Company shall use its best efforts to cause to be delivered to Commercial from each person who may be deemed to be an "affiliate" of Company within the meaning of Rule 145, a written letter agreement regarding restrictions on resale of the shares of Commercial common stock received by such persons in the Merger to ensure compliance with applicable resale restrictions imposed under the federal securities laws and pooling of interests accounting requirements and (ii) neither Commercial nor the Company (including the Company Subsidiaries) shall take any action which would materially impede or delay consummation of the Acquisition Merger or the Bank Mergers or receipt of the regulatory approvals referred to in Section 5.1(c) below, or prevent the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code, or as a pooling of interests for accounting purposes.

          4.8  Publicity.  Between the date of this Agreement and the
               ---------
Acquisition Merger Effective Time, neither Commercial, Company or any Company Subsidiary shall, without the prior approval of the other, issue or make, or permit any of its directors, employees, officers or agents to issue or make, any press release, disclosure or statement to the press or any third party with respect to the Merger or the transactions contemplated hereto, except as required by law. The parties shall cooperate when issuing or making any press release, disclosure or statement with respect to Merger or the transactions contemplated hereby, except as required by law.

          4.9  Cooperation Generally.  Between the date of this Agreement and
               ---------------------
the Acquisition Merger Effective Time, Commercial, Company and their subsidiaries shall use their best efforts, and take all actions necessary or appropriate, to consummate the Acquisition Merger and the other transactions contemplated by this Agreement at the earliest practicable date.

          4.10  Additional Financial Statements and Reports.  As soon as
                -------------------------------------------
reasonably practicable after they become publicly available, the Company shall furnish to Commercial and Commercial shall furnish to the Company, respectively, its balance sheet and related statements of operations, cash flows and stockholders' equity for all periods prior to the Closing. Except as specifically described therein, such financial statements will be prepared in conformity with generally accepted accounting principles applied on a consistent basis and fairly present the financial condition, results of operations and cash flows of the Company or Commercial, as the case may be (subject, in the case of unaudited financial statements, to (a) normal year-end adjustments, (b) any other adjustments described therein and (c) the absence of notes which, if presented, would not differ materially from those included in its most recent consolidated balance sheet).

          4.11  Stock Listing.  Commercial agrees to use all reasonable efforts
                -------------
to cause to be listed on the New York Stock Exchange, subject to official notice of issuance, the shares of Commercial common stock to be issued in the Acquisition Merger.

          4.12  Conforming Adjustments.  At the request of Commercial and in an
                ----------------------
amount specified by Commercial, prior to the Acquisition Merger Effective Time, the Company and such of the Company Subsidiaries as Commercial shall direct shall establish such additional accruals and reserves ("Conforming Adjustments") as may be necessary in the sole determination of Commercial to conform the Company's and the Company Subsidiaries' accounting practices and policies as well as to conform their interest rate risk position to those of Commercial(as such accounting practices and policies are to be applied to Company and the Company Subsidiaries from and after the Acquisition Merger Effective Time); provided, however, that Company and the Company Subsidiaries shall not be required to take such action until: (i) Company provides to Commercial a written statement dated the date of Closing certified by the Chairman of the Board, the President and the Chief Financial Officer of the Company, that the conditions in Sections 5.1 and 5.2 to be satisfied by the Company or the Company Subsidiaries or both of them have been satisfied or, alternatively, setting forth in detail the circumstances that have prevented such conditions from being satisfied (the "Reliance Certificate") and Commercial provides to the Company a Reliance Certificate relating to the conditions in Section 5.1 and 5.2; and (ii) Commercial, after reviewing the Reliance Certificate, provides the Company a written waiver of any right it may have to terminate the Agreement which waiver shall contain an express condition precedent that Company and the Company Subsidiaries have established such additional Conforming Adjustments as requested by Commercial pursuant to this Section 4.12. No additional Conforming Adjustments taken by the Company and the Company Subsidiaries pursuant to this Section 4.12 shall be deemed in and of itself to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement.

          4.13  D&O Indemnification and Insurance.   For a period of three (3)
                ---------------------------------
years following the Acquisition Merger Effective Time, Commercial agrees that the Merger shall not affect or diminish any of the Company's duties and obligations of indemnification existing as of the Acquisition Merger Effective Time in favor of employees, agents, directors or officers of the Company or the Company Subsidiaries arising by virtue of its Articles of Incorporation or Bylaws in the form in effect at the date of this Agreement or arising by operation of law. Commercial shall cause the persons serving as officers and directors of the Company immediately prior to the Acquisition Merger Effective Time to be covered for a period of eighteen (18) months from the Acquisition Merger Effective Time by the directors' and officers' liability insurance policy maintained by the Company (provided that Commercial may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy) with respect to acts or omissions occurring prior to the Acquisition Merger Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Commercial be required to expend more than 150% of the amount currently expended by the Company to maintain or procure insurance coverage for such eighteen (18) month period pursuant hereto.

          4.14  Employment Benefits
                -------------------

          (a) Immediately prior to the Acquisition Merger Effective Time, the existing Employment Agreement between Mr. Russell Olson and the Company shall be terminated and Commercial and Mr. Olson will enter into a new employment agreement substantially in the form attached hereto as Exhibit 4.14(a). Termination of Mr. Olson's Employment Agreement with the Company shall not entitle Mr. Olson to any payment pursuant to Sections 7 or 8 thereof.

          (b) Commercial agrees to honor the terms of all other written employment agreements listed in Section 2.12 of Schedule I in accordance with their terms.

          (c) Immediately prior to the Acquisition Merger Effective Time, the phantom stock agreements between the Company and various officers of the Company and Company Subsidiaries will be terminated and all vested amounts due the officers thereunder shall be paid to the officers in a lump sum payment.

          4.15  Board of Directors.
                ------------------

          (a) Commercial agrees to cause Mr. William A. Krause to be elected or appointed as a director of Commercial at, or promptly after, the Acquisition Merger Effective Time for a term to expire at the 1998 Annual Meeting of Shareholders of Commercial. Commercial will cause him to be nominated at the 1998 Annual Meeting for an additional three-year-term and will use its best efforts to secure his re-election.

          (b) Commercial agrees to offer compensated advisory director status to all members of the boards of directors of the Liberty Banks as of the date hereof.

          4.16  Update Disclosures.  From and after the date hereof until the
                ------------------
Acquisition Merger Effective Time, Company shall promptly, but not less frequently than monthly, update Schedule I hereto by notice to Commercial to reflect any matters which have occurred from and after the date hereof which, if existing on the date hereof, would have been required to be described therein and which, in the case of all such updates other than the last such update prior to the Acquisition Merger Effective Time, reflect a material change from the information provided in Schedule I as of the date hereof; provided, however, that no such update shall affect the conditions to the obligation of Company to consummate the transactions contemplated hereby, and any and all changes reflected in any such update shall be considered in determining whether such conditions have been satisfied.

          4.17  Liberty-Pocahontas.  The Company agrees to use its best efforts
                ------------------
to purchase the 35 shares of common stock of Liberty Bank & Trust, N.A., Pocahontas which it presently does not own. Prior to purchasing such shares, the Company shall consult with Commercial as to the amount to be paid for such shares, the timing of the purchases and such other matters as are pertinent thereto.

                                   ARTICLE V
                           CONDITIONS OF THE MERGER;
                            TERMINATION OF AGREEMENT

          5.1  General Conditions.  The obligations of Commercial and the
               ------------------
Company to effect the Acquisition Merger shall be subject to the following conditions:

          (a) Stockholder Approval.  The holders of the outstanding shares of
              --------------------
Company common stock shall have approved this Agreement and the Acquisition Merger as specified in Section 1.7(a) hereof or as otherwise required by applicable law.

          (b) No Proceedings.  No order shall have been entered and remain in
              --------------
force restraining or prohibiting the Merger in any legal, administrative, arbitration, investigatory or other proceedings (collectively, "Proceedings") by any governmental or judicial or other authority.

          (c) Government Approvals.  To the extent required by applicable law or
              --------------------
regulation, all approvals of or filings with any governmental authority (collectively, "Governmental Approvals"), including without limitation those of the FRB, the OCC, the OTS, the FDIC, the Superintendent of Banking of Iowa, the Superintendent of Banking of Arizona, the FTC, DOJ, the SEC, and any state securities or blue sky authorities, shall have been obtained or made and any waiting periods shall have expired in connection with the consummation of the Merger and the Bank Mergers. All other statutory or regulatory requirements for the valid consummation of the Merger and related transactions shall have been satisfied.

          (d) Registration Statement.  The Registration Statement shall have
              ----------------------
been declared effective and shall not be subject to a stop order of the SEC and, if the offer and sale of Commercial's common stock in the Merger pursuant to this Agreement is subject to the Blue Sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

          (e) Federal Tax Opinion.  Receipt of an opinion of Deloitte & Touche
              -------------------
LLP, in a form and content reasonably satisfactory to Commercial and the Company, to the effect that (i) the Acquisition Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) the exchange in the Acquisition Merger of Company common stock for Commercial common stock will not give rise to gain or loss to shareholders of the Company with respect to such exchange (except to the extent of any cash received), and (iii) neither the Company nor Commercial will recognize gain or loss as a consequence of the Acquisition Merger or the Bank Mergers.

          5.2  Conditions to Obligations of Commercial.  The obligations of
               ---------------------------------------
Commercial to effect the Merger and the transactions contemplated herein shall be subject to the following additional conditions:

          (a) Opinion of Counsel for Company.  Commercial shall have received
              ------------------------------
from Baird, Holm, McEachen, Pedersen, Hamann & Strasheim, counsel to Company, an opinion dated as of the Closing covering the matters to be set forth in Exhibit 5.2(a).

          (b) Required Consents.  In addition to Governmental Approvals, Company
              -----------------
and the Company Subsidiaries shall have obtained all necessary third party consents or approvals in connection with the Merger, the absence of which would materially and adversely affect Company and the Company Subsidiaries, taken as a whole; in this connection, the Company and the Company Subsidiaries shall obtain consents from all lessors to their respective real estate leases that may be required for consummation of the Merger.

          (c) Company Accountants' Letter.   Commercial shall have received from
              ---------------------------
KPMG Peat Marwick LLP, letters dated the date of mailing the Prospectus/Proxy Statement and the date of the Closing to the effect that: (i) with respect to the Company they are independent accountants within the meaning of the 1933 Act and 1934 Act and the applicable rules and regulations thereunder, (ii) it is their opinion that the financial statements of the Company included in the Prospectus/Proxy Statement comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and 1934 Act and the applicable published accounting rules and regulations thereunder, (iii) on the basis of such procedures as are set forth therein but without performing an examination in accordance with generally accepted auditing standards nothing has come to their attention which would cause them to believe that (A) any unaudited interim financial statements appearing in the Prospectus/Proxy Statement do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and 1934 Act and the published rules and regulations thereunder; (B) said financial statements are not stated on a basis substantially consistent with that of the audited financial statements; (C) (1) at the date of the latest available consolidated financial statements of the Company and at a specific date not more than five business days prior to the date of each such letter there has been, except as specified in such letter, any increase in the outstanding capital stock, or indebtedness for borrowed money of the Company (other than deposits and Federal Home Loan Bank advances with a maturity of one year or less) or any decrease in the stockholders' equity thereof as compared with amounts shown in the latest statement of financial condition included in the Prospectus/Proxy Statement, or (2) for the period from the date of the latest financial statements of the Company included in the Prospectus/Proxy Statement to a specific date not more than five business days prior to the date of each such letter, there were, except as specified in such letter, any decreases, as compared with the corresponding period in the preceding year, in consolidated net income for Company or any increase, as compared with the corresponding period in the preceding year, in the provision for loan losses for Company, (iv) they have performed certain specific procedures as a result of which they determined that certain information of an accounting, financial or statistical nature included in the Prospectus/Proxy Statement and requested by Commercial and agreed upon by such accountants, which is expressed in dollars (or percentages obtained from such dollar amounts) and obtained from accounting records which are subject to the internal controls of the Company's accounting system or which has been derived directly from such accounting records by analysis or computation is in agreement with such records or computations made therefrom (excluding any questions of legal interpretation), and (v) on the basis of such procedures as are set forth in such letter, nothing came to their attention with respect to the Company which would cause them to believe that the pro forma financial statements had not been properly compiled on the pro forma basis described therein.

          (d) No Material Adverse Change.  Between the date of this Agreement
              --------------------------
and the date of Closing, there shall not have occurred any material adverse change in the financial condition, business or results of operations of Company and the Company Subsidiaries, taken as a whole, other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles which impair both the Company and Commercial in a substantially similar manner.

          (e) Representations and Warranties to be True; Fulfillment of
              ---------------------------------------------------------
Covenants and Conditions.  The representations and warranties of the Company
------------------------
shall be true in all material respects at the Acquisition Merger Effective Time with the same effect as though made at the Acquisition Merger Effective Time (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); Company shall have performed all obligations and complied with each covenant, in all material respects, and all conditions under this Agreement on its part to be performed or complied with at or prior to the Acquisition Merger Effective Time; and Company shall have delivered to Commercial a certificate, dated the Acquisition Merger Effective Time and signed by its chief executive officer and chief financial officer, to such effect.

          (f) No Litigation.  Neither the Company nor any Company Subsidiary
              -------------
shall be a party to any pending litigation, reasonably probable of being determined adversely to the Company or any Company Subsidiary, which would have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole.

          (g) Regulatory Approval.  All Governmental Approvals required
              -------------------
hereunder to consummate the transactions contemplated hereby shall have been obtained without the imposition of any conditions which Commercial reasonably and in good faith determine to be unduly burdensome upon the conduct of the business of Commercial or the Bank.

          (h) Acceptance of Legal Matters.  The form and substance of all legal
              ---------------------------
matters contemplated hereby and all papers delivered hereunder shall be reasonably acceptable to Housley Kantarian & Bronstein, P.C., special counsel to Commercial and the Bank.

          (i) Affiliates Letters.  Commercial shall have received the letter
              ------------------
agreements from all affiliates of the Company as contemplated in Section 4.7(i) herein.

          (j) Fairness Opinion.  Prior to mailing the Prospectus/Proxy
              ----------------
Statement, Commercial shall have received an updated written opinion from Merrill Lynch & Co. to the effect that the Merger Consideration is fair to Commercial from a financial point of view.

          (k) Amendment to Articles of Incorporation.  Commercial shall have
              --------------------------------------
received the approval of its shareholders to amend its Articles of Incorporation to increase the number of authorized shares of Commercial common stock, as contemplated in Section 1.7(b).

          (l) Environmental Reports.  Commercial, at its  expense, shall have
              ---------------------
received a Phase I Environmental Risk Report (as contemplated in OTS Thrift Bulletin #16) on (i) all commercial real estate owned of, (ii) all offices and premises used as facilities by, and (iii) all properties which serve as security for any commercial real estate loan having an original principal balance of $1,000,000 or more of, the Company or any Company Subsidiary, such reports or other reports derived therefrom or supplemental thereto to be satisfactory to Commercial. Commercial's right to terminate this Agreement due to failure of the condition set forth in this Section 5.2(l) shall only be applicable if the costs to cleanup, remove, remediate, or take any other action to bring such property or properties into material compliance with environmental laws exceed $250,000 in the aggregate and shall expire unless exercised by Commercial on or prior to three months from the date of this Agreement.

          (m) Dissenting Shareholders.  None of the shareholders of the Company
              -----------------------
shall have elected their dissenter and appraisal rights pursuant to IBCA.

          5.3  Conditions to Obligations of Company.  The obligation of Company
               ------------------------------------
to effect the Acquisition Merger and the transactions contemplated herein shall be subject to the following additional conditions:

          (a) Opinion of Counsel for Commercial.  Company shall have received
              ---------------------------------
from Housley Kantarian & Bronstein, P.C., special counsel to Commercial, and Fitzgerald, Schorr, Barmettler & Brennan, an opinion dated as of the Closing covering the matters to be set forth in Exhibit 5.3(a).

          (b) Representations and Warranties to be True; Fulfillment of
              ---------------------------------------------------------
Covenants and Conditions.  The representations and warranties of Commercial
------------------------
shall be true in all material respects at the Acquisition Merger Effective Time with the same effect as though made at the Acquisition Merger Effective Time (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); Commercial shall have performed all obligations and complied with each covenant, in all material respects, and all conditions under this Agreement on their parts to be performed or complied with at or prior to the Acquisition Merger Effective Time; and Commercial shall have delivered to Company a certificate, dated the Acquisition Merger Effective Time and signed by its chief executive officer and chief financial officer, to such effect.

          (c) Acceptance of Legal Matters.  The form and substance of all legal
              ---------------------------
matters contemplated hereby and all papers delivered hereunder shall be reasonably acceptable to Baird, Holm, McEachen, Pedersen, Hamann & Strasheim, counsel to the Company.

          (d) Commercial Common Stock.  A certificate for the required number of
              -----------------------
whole shares of Commercial common stock, as determined pursuant to Section 1.3 hereof, and cash for fractional share interests, as so determined, shall have been delivered to the Exchange Agent.

          (e)  Required Consents.  In addition to Governmental Approvals,
               -----------------
Commercial shall have obtained all necessary third party consents or approvals in connection with the Merger, the absence of which would materially and adversely affect Commercial and the Commercial Subsidiaries, taken as a whole.

          (f) NYSE Listing.  The shares of Commercial common issuable pursuant
              ------------
to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

          5.4  Termination of Agreement and Abandonment of Merger.  This
               --------------------------------------------------
Agreement and the Acquisition Plan of Merger may be terminated at any time before the Acquisition Merger Effective Time, whether before or after approval thereof by shareholders of Company, as provided below:

          (a) Mutual Consent.  By mutual consent of the parties, evidenced by
              --------------
 their written agreement.

          (b) Closing Delay.  At the election of either party, evidenced by
              -------------
written notice, if the Closing shall not have occurred on or before May 31, 1998, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 5.4(b) shall
--------  -------
not be available to any party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.

          (c) Conditions to Commercial Performance Not Met.  By Commercial upon
              --------------------------------------------
delivery of written notice of termination to Company if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Commercial to effect the Merger set forth in Sections 5.1 and 5.2 and noncompliance is not waived by Commercial, provided,
                                                                    --------
however, that the right to terminate under this Section 5.4(c) shall not be
-------
available to Commercial where Commercial's failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.

          (d) Conditions to Company Performance Not Met.  By the Company upon
              -----------------------------------------
delivery of written notice of termination to

Commercial if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Company to effect the Merger set forth in Sections 5.1 and 5.3 and noncompliance is not waived by Company, provided, however, that the right to terminate under this
                   --------  -------
this Section 5.4(d) shall not be available to the Company where the Company's failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.

          (e)  Average NYSE Closing Price.  By the Company at any time during
               --------------------------
the three business day period commencing on the business day immediately after the end of the Determination Period, if both of the following conditions are met:

          (i) the Average NYSE Closing Price shall be less than $31.53 (adjusted as indicated below in this Section 5.4(e)); and

          (ii) (A) the quotient obtained by dividing the Average NYSE Closing Price by the Starting Price (as defined below) shall be less than (B) the Index Trigger (as defined below); subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 5.4(e), it shall give written notice to Commercial no later than the end of the aforementioned three day period. During the two business day period commencing with the business day after its receipt of such notice, Commercial shall have the option to increase the consideration to be received by the holders of Company common stock hereunder, by adjusting the Exchange Ratio to equal the quotient (calculated to four digits) obtained by dividing (A) the product of $31.53 and the Exchange Ratio (as then in effect) by (B) the Average NYSE Closing Price. If Commercial so elects within such two day period, it shall give written notice to the Company no later than the end of the aforementioned two day period of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 5.4(e) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

          For purposes of this Section 5.4, the following terms shall have the meanings indicated:

          "Average NYSE Closing Price" shall have the meaning specified in
Section 1.3(d).

          "Determination Period" shall have the meaning specified in
Section 1.3(d).

          "Index Group" means the financial institutions listed on Exhibit 5.4(e) hereto. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced after the Starting Date and before the Determination Date, such company will be removed from the Index Group, and the weights attributed to the remaining companies (as set forth on Exhibit 5.4(e) hereto) will be adjusted proportionately for purposes of determining the Index Price.

          "Index Price," on a given date, means the weighted average of the closing prices on such dates of the common stocks of the companies comprising the Index Group.

          "Index Trigger," means the quotient obtained by dividing the Index Price on the last day of the Determination Period by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause.

          "Starting Date" means the last trading day immediately preceding the date of the first public announcement of entry into this Agreement or, if no trades of Commercial common stock occur on such day then the date most immediately preceding such day in which a trade of Commercial common stock occurred.

          "Starting Price" means $39.41.

          If Commercial or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 5.4(e).

                                   ARTICLE VI
                TERMINATION OF OBLIGATIONS; PAYMENT OF EXPENSES

          6.1  Termination; Lack of Survival of Representations and Warranties.
               ---------------------------------------------------------------
In the event of the termination and abandonment of this Agreement pursuant to
Section 5.4 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 2.7 and 3.7 (Brokers and Finders), 4.8 (Publicity), 6.2 (Expenses) and 8.2 (Confidentiality) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 5.4(c) or 5.4(d) of this Agreement shall not relieve the breaching party from liability for an uncured intentional and willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

          The representations, warranties and agreements of the parties set forth in this Agreement shall not survive the Acquisition Merger Effective Time, and shall be terminated and extinguished at the Acquisition Merger Effective Time, and from and after the Acquisition Merger Effective Time none of the parties hereto shall have any liability to the other on account of any breach or failure of any of those representations, warranties and agreements;

provided, however, that the foregoing clause shall not (i) apply to agreements
--------- -------
of the parties which by their terms are intended to be performed after the Acquisition Merger Effective Time, and (ii) shall relieve any person for liability for fraud, deception or intentional misrepresentation.

          6.2  Payment of Expenses.
               -------------------

          (a) Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder.

          (b) Notwithstanding any provision in this Agreement to the contrary, in order to induce Commercial to enter into this Agreement and as a means of compensating Commercial for the substantial direct and indirect monetary, and other costs incurred and to be incurred in connection with this Agreement and the transactions contemplated hereby, the Company agrees that if this Agreement is terminated in accordance with its terms and, prior to such termination, (1) a Termination Event, as defined in paragraph (c) below, shall have occurred, or
(2) a Preliminary Termination Event, as defined in paragraph (d) below, shall have occurred and within 18 months after the date this Agreement is terminated the Termination Event described in subparagraph (c)(i) of this Section 6.2 shall occur, then in either event the Company will upon demand pay to Commercial in immediately available funds the sum of Three Million Dollars ($3,000,000.00) (the "Termination Fee") and an additional amount equal to the reasonable expenses incurred by Commercial relating to this Agreement and the transactions contemplated hereby; provided that such amounts shall represent the exclusive remedy of Commercial with respect to a Termination Event.

          (c) For purposes of this Agreement, a Termination Event shall mean any of the following:

          (i) The Company or any Company Subsidiary or any shareholder of the Company shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Section 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder) other than Commercial or any affiliate of Commercial (the term "affiliate" for purposes of this Agreement having the meaning assigned thereto in Rule 405 under the Securities Act of 1933). For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or any Company Subsidiary, (y) a purchase, lease, or other acquisition of all or substantially all of the assets of the Company or any Company Subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of 10% or more of any class of equity securities of the Company or any Company Subsidiary; or

          (ii) the shareholders of the Company shall not have approved the Acquisition Merger at the meeting held for that purpose or any adjournment thereof (or through solicitation of consents) or such meeting shall not have been held or shall have been cancelled prior to termination of this Agreement (unless consents shall have been solicited and received in lieu of such meeting) or no consents solicited or the Board of Directors of the Company shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction with any person other than Commercial or any affiliate of Commercial.

          (d) For purposes of this Agreement, a "Preliminary Termination Event" shall mean the making of a proposal by any person other than Commercial or any affiliate of Commercial to the Company or any of its shareholders to engage in an Acquisition Transaction.


                                  ARTICLE VII
                         CERTAIN POST-MERGER AGREEMENTS

          7.1  Reports to the SEC.  Commercial shall continue to file all
               ------------------
reports and data with the SEC necessary to permit the shareholders of Company who may be deemed "underwriters" (within the meaning of Rule 145 under the 1933
Act) of Company common stock to sell the Company common stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under such Act if they would otherwise be so entitled.

          7.2  Employees.  Employees of the Company who become employees of
               ---------
Commercial or the Bank after the Acquisition Merger Effective Time shall be eligible to participate in all benefit plans sponsored by Commercial or the Bank to the same extent as other similarly situated Commercial or Bank employees, with full credit for prior service with the Company or Company Subsidiaries for purposes of vesting, eligibility for participation and co-payments and deductibles. Commercial shall honor all accrued vacation leave for the employees of Company and the Company Subsidiaries following the Acquisition Merger Effective Time.

                                 ARTICLE VIII
                                    GENERAL

          8.1  Amendments.  Subject to applicable law, this Agreement may be
               ----------
amended, whether before or after any relevant approval of shareholders, by an agreement in writing executed in the same manner as this Agreement and authorized or ratified by the Boards of Directors of the parties hereto, provided that, after the adoption of the Agreement by the shareholders of the
-------------
Company, no such amendment without further shareholder approval may change the amount or form of the consideration to be received by the Company shareholders in the Merger.

          8.2  Confidentiality.  All information disclosed hereafter by any
               ---------------
party to this Agreement to any other party to this Agreement, including, without limitation, any information obtained pursuant to Sections 4.1 or 4.10 hereof, shall be kept confidential by such other party and shall not be used by such other party otherwise than as herein contemplated except to the extent that (i) it was known by such other party when received, (ii) it is or hereafter becomes lawfully obtainable for other sources, (iii) it is necessary or appropriate to disclose to any regulatory authority having jurisdiction over the parties or their subsidiaries or as may otherwise be required by law, or (iv) to the extent such duty as to confidentiality is waived by the other party. In the event of the termination of this Agreement, each party shall use all reasonable efforts to return upon request to the other parties all documents (and reproductions thereof) received from such other parties (and, in the case of reproductions, all such reproductions made by the receiving party) that include information not within the exceptions contained in the first sentence of this Section 8.2.

          8.3  Governing Law.  This Agreement and the legal relations between
               -------------
the parties shall be governed by and construed in accordance with the laws of the State of Nebraska without taking into account a provision regarding choice of law, except to the extent certain matters may be governed by federal law by reason of preemption.

          8.4  Notices.  Any notices or other communications required or
               -------
permitted hereunder shall be sufficiently given if sent by registered mail or certified mail, postage prepaid, addressed, if to Commercial or Company, to

                                 Commercial Federal Corporation
                                 2120 South 72nd Street
                                 Omaha, Nebraska  68124
                                 Attention: William A. Fitzgerald, Chairman of
                                            the Board and Chief Executive
                                            Officer
                                 with a copy to:

                                 Housley Kantarian & Bronstein, P.C.
                                 Suite 700
                                 1220 19th Street, N.W.
                                 Washington, DC  20036
                                 Attention: Leonard S. Volin, Esq.

                                 and

                                 Liberty Financial Corporation
                                 4201 Westown Parkway, Suite 320
                                 West Des Moines, Iowa  50266-6774
                                 Attention: Mr. William A. Krause, Chairman

                                 with a copy to:

                                 Baird, Holm, McEachen, Pedersen,
                                 Hamann & Strasheim
                                 1500 Woodmen Tower
                                 Omaha, Nebraska  68102
                                 Attention:  John S. Zeilinger, Esquire

or such other address as shall be furnished in writing by any such party, and any such notice or communication shall be deemed to have been given two business days after the date of such mailing (except that the notice of change of address shall not be deemed to have been given until received by the addressee).
Notices may also be sent by telegram, telex, facsimile transmission or hand delivery and in such event shall be deemed to have been given as of the date received.

          8.5  No Assignment.  This Agreement may not be assigned by any of the
               -------------
parties hereto, by operation of law or otherwise, except as contemplated hereby.

          8.6  Headings.  The description heading of the several Articles and
               --------
Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          8.7  Counterparts.  This Agreement may be extended in one or more
               ------------
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to each of the other parties hereto.

          8.8  Construction and Interpretation.  Except as the context otherwise
               -------------------------------
requires, (a) all references herein to any state or federal regulatory agency shall also be deemed to refer to any predecessor or successor agency, and (b) all references to state and federal statutes or regulations shall also be deemed to refer to any successor statute or regulation.

          8.9  Entire Agreement.  This Agreement, together with the schedules,
               ----------------
lists, exhibits and certificates required to be delivered hereunder, and any amendment hereafter executed and delivered in accordance with Section 8.1, constitutes the entire agreement of the parties, and supersedes any prior written or oral agreement or understanding among any of the parties hereto pertaining to the Merger. This Agreement is not intended to confer upon any other persons any rights or remedies hereunder except as expressly set forth herein.

          8.10    Severability.  Whenever possible, each provision of this
                  ------------
Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of the Agreement.

          8.11  No Third Party Beneficiaries.  Nothing in this Agreement shall
                ----------------------------
entitle any person (other than the Company, Commercial and their respective successors and assigns permitted hereby) to any claim, cause of action, remedy or right of any kind, except as otherwise expressly provided herein.

          8.12  Enforcement of Agreement.  The parties hereto agree that
                ------------------------
irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunder duly authorized, all as of the date set forth above.

COMMERCIAL FEDERAL CORPORATION          LIBERTY FINANCIAL CORPORATION


By: _____________________________       By:  ____________________
Name:  William A. Fitzgerald            Name:  William A. Krause

Title:  Chairman of the Board and       Title: Chairman of the Board
         Chief Executive Officer

                                    ANNEX B

                         IOWA BUSINESS CORPORATION ACT
                                 DIVISION XIII
                              DISSENTERS' RIGHTS


                                    PART A

490.1301  DEFINITIONS FOR DIVISION XIII. -- In this division:

         1. "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

         2. "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

         3. "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 490.1302 and who exercises that right when and in the manner required by sections 490.1320 through 490.1328.

         4. "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         5. "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         6. "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         7. "Shareholder" means the record shareholder or the beneficial shareholder.

490.1302 SHAREHOLDERS' RIGHT TO DISSENT. -- 1. A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

              a. Consummation of a plan of merger to which the corporation is a party if either of the following apply:

              (1)  Shareholder approval is required for the merger by section
         490.1103 or the articles of incorporation and the shareholder is entitled to vote on the merger.

              (2) The corporation is a subsidiary that is merged with its parent under section 490.1104.

              b. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

              c. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

              d. An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it does any or all of the following:

                   (1)   Alters or abolishes a preferential right of the shares.

                   (2) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

                   (3) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

                   (4) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

                   (5) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 490.604.

                   (6) Extends, for the first time after being governed by this chapter, the period of duration of a corporation organized under chapter 491 or 496A and existing for a period of years on the day preceding the date the corporation is first governed by this chapter.

              e. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         2. A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter is not entitled to challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

490.1303 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- 1. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in that shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

         2. A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if the shareholder does both of the following:

              a. Submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

              b. Does so with respect to all shares of which the shareholder is the beneficial shareholder or over which that beneficial shareholder has power to direct the vote.

                                    PART B

490.1320 NOTICE OF DISSENTERS' RIGHTS. -- 1. If proposed corporate action creating dissenters' rights under section 490.1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this part and be accompanied by a copy of this part.

         2.   If corporate action creating dissenters' rights under section
490.1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 490.1322.

490.1321 NOTICE OF INTENT TO DEMAND PAYMENT. -- 1. If proposed corporate action creating dissenters' rights under section 490.1302 is submitted to a vote at a shareholder's meeting, a shareholder who wishes to assert dissenters' rights must do all of the following:

              a. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated.

              b. Not vote the dissenting shareholder's shares in favor of the proposed action.

         2. A shareholder who does not satisfy the requirements of subsection 1, is not entitled to payment for the shareholder's shares under this part.

490.1322 DISSENTERS' NOTICE. -- 1. If proposed corporate action creating dissenters' rights under section 490.1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 490.1321.

         2. The dissenters' notice must be sent no later than ten days after the proposed corporate action is authorized at a shareholders' meeting or, if the corporate action is taken without a vote of the shareholders, no later than ten days after the corporate action is taken, and must do all of the following:

              a. State where the payment demand must be sent and where and when certificates for certificated shares must be deposited.

              b. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

              c. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date.

              d. Set a date by which the corporation must receive the payment demand, which date shall not be fewer than thirty nor more than sixty days after the date the dissenters' notice is delivered.

              e.   Be accompanied by a copy of this division.

490.1323 DUTY TO DEMAND PAYMENT. -- 1. A shareholder sent a dissenter's notice described in section 490.1322 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice pursuant to section 490.1322, subsection 2, paragraph "c", and deposit the shareholder's certificates in accordance with the terms of the notice.

         2. The shareholder who demands payment and deposits the shareholder's shares under subsection 1 retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

         3. A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this division.

490.1324. SHARE RESTRICTIONS. -- 1. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 490.1326.

         2. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

490.1325 PAYMENT. -- 1. Except as provided in section 490.1327, at the time the proposed corporate action is taken, or upon receipt of a payment demand, whichever occurs later, the corporation shall pay each dissenter who complied with section 490.1323 the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

         2.   The payment must be accompanied by all of the following:

              a. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any.

              b. A statement of the corporation's estimate of the fair value of the shares.

              c.   An explanation of how the interest was calculated.

              d. A statement of the dissenter's right to demand payment under section 490.1328.

              e.   A copy of this division.

490.1326 FAILURE TO TAKE ACTION. -- 1. If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         2. If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 490.1322 as if the corporate action was taken without a vote of the shareholders and repeat the payment demand procedure.

490.1327 AFTER-ACQUIRED SHARES. -- 1. A corporation may elect to withhold payment required by section 490.1325 from a dissenter unless a dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

         2. To the extent the corporation elects to withhold payment under subsection 1, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 490.1328.

490.1328 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. -- 1. A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under section 490.1325, or reject the corporation's offer under section 490.1327 and demand payment of the fair value of the dissenter's shares and interest due, if any of the following apply:

              a.   The dissenter believes that the amount paid under section
         490.1325 or offered under section 490.1327 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated.

              b. The corporation fails to make payment under section 490.1325 within sixty days after the date set for demanding payment.

              c. The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

         2. A dissenter waives the dissenter's right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection 1 within thirty days after the corporation made or offered payment for the dissenter's shares.


                                    PART C

490.1330 COURT ACTION. -- 1. If a demand for payment under section 490.1328 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         2. The corporation shall commence the proceeding in the district court of the county where a corporation's principal office or, its none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         3. The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         5. Each dissenter made a party to the proceeding is entitled to judgment for either of the following:

              a. The amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation.

              b. The fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 490.1327.

490.1331 COURT COSTS AND COUNSEL FEES. -- 1. The court in an appraisal proceeding commenced under section 490.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 490.1328.

         2. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, for either of the following:

              a. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of section 490.1320 through 490.1328.

              b. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

         3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court any award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.